Exhibit 99.1

Westwood Project Québec, Canada NI-43-101 Technical Report Mineral Resource and Reserve Estimate as of December 31st, 2012 Report prepared by Armand Savoie, M.Sc., Geo. Richard Morel, Eng. Francois Ferland, Eng. Westwood Project

DATE AND SIGNATURE PAGE

This report titled Ni-43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31st, 2012 Westwood Project, Québec, Canada dated October 16th, 2013 was prepared under the authority of Mr. Armand Savoie, Geologist Responsible of Mineral Resource and Reserve. He was assisted by Mr. Richard Morel, Eng., Project Leader and by Mr. François Ferland, Eng., Senior Engineer. All authors are IAMGOLD Ltd employees and act as Qualified Persons as defined by the Canadian National Instrument 43-101:

Dated in Preissac, Québec	/s/ Armand Savoie
October 16th, 2013	Armand Savoie, M.Sc. Geo
Geologist Responsible of Mineral Resource and Reserve, Westwood Project

Dated in Preissac, Québec	/s/ Richard Morel
October 16th, 2013	Richard Morel, Eng
Project Leader, Westwood Project

Dated in Preissac, Québec	/s/ François Ferland
October 16th, 2013	François Ferland, Eng
Senior Engineer, Engineering Dept.
Westwood Project

Certificate of Qualified Person («QP»)

Armand Savoie

1.	I, Armand Savoie, Responsible of Mineral Resources and Reserves in the Geology Department at Westwood Mine for IAMGOLD Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I graduated from the University of Quebec in Montréal where I hold a Bachelor (1978) and Master Degree (1986) in geology.

3.	I am a registered member of Québec Order of Geologists (Ordre des Géologues du Québec, # 593).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I worked exclusively from May 1986 to today as geologist for Doyon Mine who was owned by Lac Minerals Ltd, Barrick Gold, Cambior and now IAMGOLD Corporation. I have been in charge of exploration and production, but since September 1999 I spent most of my time for the reserve and resource estimation and 3D modeling and as a database manager for the geology department.

6.

I continuously supervised the data acquisition, their localisation and plotting, and their 3D interpretation according to the methods prescribed by IAMGOLD Corporation. I am responsible for the quality assurance and controls in order to ensure the quality of our analytical results.

7.

I am responsible for the sections 1 to 10, 13 and 23 to 27 of the Technical Report titled: “Ni-43-101 Technical Report, Mineral Resource and Reserve Estimate as of December 31st, 2012 Westwood Project, Québec, Canada”.

8.	I am a full-time employee of IAMGOLD Corporation and I receive from my employer company shares since 1986.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Preissac, on this 16th day of October 2013.

/s/ Armand Savoie
Armand Savoie, M.Sc. Geo.

Certificate of Qualified Person («QP»)

Richard Morel, Eng.

1.	I, Richard Morel, Eng., Project Leader at Westwood Project for IAMGOLD Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I am graduated from the University of Montréal (École Polytechnique) in Montréal where I hold a Bachelor Degree (2003) in geological engineering.

3.	I am a registered member of the Québec Order of Engineers (Ordre des Ingénieurs du Québec, # 130335).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I worked for Century Mining Corporation at the Sigma Mine from November 2006 to April 2007 as production geologist. Since April 10, 2007, I work for IAMGOLD Corporation at the Westwood Project as Project Leader in exploration. Since September 2009, I spent most of my time for the reserve and resource estimation, database management and 3D modelling for the geology and exploration department;

6.

I continuously supervised the data acquisition and their 3D interpretation according to the method prescribed by IAMGOLD Corporation and I am responsible for implementing checking routine in order to ensure the quality of our analytical results.

7.	I am responsible for the sections 11, 12 and 14 of the Technical Report titled: “Westwood Project, Québec, Canada, Mineral Resources and Reserves Report as of December 31st, 2012”.

8.	I am a full-time employee of IAMGOLD Corporation and I receive from my employer company shares since 2007.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated in Preissac, on this 16th day of October 2013.

/s/ Richard Morel
Richard Morel, Eng.

Certificate of Qualified Person («QP»)

Francois Ferland, Eng.

1.	I, Francois Ferland, Senior Engineer in the Engineering Department at Westwood Project for IAMGOLD Corporation, Chemin Arthur-Doyon, Preissac, Québec, J0Y 2E0, hereby certify that:

2.	I graduated from Laval University in Québec (1984) and I hold a bachelor’s degree in Mining Engineering.

3.	I am a registered member of the Québec Order of Engineers (Ordre des Ingénieurs du Québec, # 45516).

4.

I have read the definition of “Qualified Person” set out in the National Instrument 43-101 (“NI 43-101”) and certified that as a result of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a “Qualified Person” for the purpose of NI 43-101.

5.

I have worked for Lac Minerals, Barrick, Cambior, as well as IAMGOLD. I have worked at the Doyon Mine since 1987 as both Production Engineer and Chief Engineer. Since the closure of the Doyon Mine, I have worked at the Westwood Project as Senior Mine Engineer responsible for budget and long term planning.

6.

I performed or supervised the long-term mining planning and design, the establishment of operational economic parameters as well as the financial analysis, according to the methods prescribed by IAMGOLD Corporation.

7.	I am responsible for the Sections 15 to 22 of the Technical Report titled: “Westwood Project, Québec, Canada Mineral Resources and Reserves Report as of December 31st, 2012”.

8.	I am a full-time employee of IAMGOLD Corporation.

9.	I have read the National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.

As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.

I consent to the filing of Technical Report with any stock exchange or any regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated, in Preissac, on this 16th day of October 2013.

/s/ Francois Ferland
Francois Ferland, Eng.

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

TABLE OF CONTENTS

SECTION				Page
DATE AND SIGNATURE PAGE
1.0	SUMMARY			1-1
	1.1	Introduction		1-1
	1.2	Geology and Mineralisation		1-1
	1.3	Status of Exploration		1-2
	1.4	Status of Development and Operations		1-3
	1.5	Mineral Resource Estimates		1-4
		1.5.1.	Database	1-5
		1.5.2.	Modelling	1-6
		1.5.3.	Statistical Analysis	1-6
		1.5.4.	Block Modelling and Grade Interpolation	1-6
	1.6	Conclusions and Recommendations		1-7
		1.6.1.	General Statements	1-7
		1.6.2.	Exploration Works	1-8
		1.6.3.	Resource and Reserve Estimation	1-8
	1.7	Reserves and summary of economic analysis		1-9
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Definitions and Units		2-1
		2.2.1.	Units of Measurement	2-1
		2.2.2.	Acronyms	2-2
	2.3	Sources of Information and Data		2-3
	2.4	Field Involvement by Report Authors		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Property Description		4-2
	4.3	Mining Titles		4-3
	4.4	Legal Surveys		4-7
	4.5	Requirements to Maintain the Claims in Good Standing		4-8
	4.6	Titles and Obligations / Agreements		4-8
	4.7	Exceptions to Title Opinion		4-8
	4.8	Royalties and Other Encumbrances		4-9
	4.9	Environmental Liabilities		4-9
	4.10	Permits and Licenses		4-9
	4.11	Other Significant Factors and Risks		4-10

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES’ INFRASTRUDCTURE AND PHYSIOGRAPHY				5-1
	5.1	Topography and Elevation			5-1
	5.2	Vegetation			5-1
	5.3	Accessibility			5-1
	5.4	Climate and Operating Seasons			5-1
	5.5	Local Resources and Infrastructure			5-2
6.0	HISTORY				6-1
	6.1	Ownership			6-2
	6.2	Project Expenditures			6-2
	6.3	Doyon Historical Mineral Resource and Mineral Reserve Estimates			6-4
	6.4	Westwood Mineral Resource and Reserve Evolution			6-5
7.0	GEOLOGICAL SETTINGS AND MINERALISATION				7-1
	7.1	Regional Geology			7-1
	7.2	Local and Property Geology			7-1
		7.2.1.	Lithology and Stratigraphy		7-3
		7.2.2.	Structural Geology		7-7
		7.2.3.	Alteration		7-7
	7.3	Mineralisation			7-8
	7.4	Geochemistry			7-11
	7.5	Geophysics			7-11
8.0	DEPOSIT TYPES				8-1
	8.1	Deposit Types			8-1
	8.2	Investigation Concept			8-1
9.0	EXPLORATION				9-1
10.0	DRILLING				10-1
	10.1	Previous drilling works			10-1
	10.2	Recent and Current Drilling Programs			10-1
	10.3	Methodology			10-3
		10.3.1.	Planning		10-3
		10.3.2.	Drilling		10-4
		10.3.3.	Core Logging and Sampling		10-5
	10.4	Drilling Results			10-6
11.0	SAMPLE PREPARATION, ANALYSES AND SECURITY				11-1
	11.1	Core Shack			11-1
	11.2	Laboratories			11-1
		11.2.1.	On-site Laboratory		11-2
			11.2.1.1	Sample Preparation	11-2
			11.2.1.2	Analysis	11-4
		11.2.2.	Laboratoire Expert Inc. Laboratory		11-5
			11.2.2.1	Sample Preparation	11-6
			11.2.2.2	Analysis	11-6
	11.3	Data Verification			11-7
		11.3.1.	Laboratories Internal Quality Control Procedures		11-8
			11.3.1.1	On-site Laboratory	11-8
			11.3.1.2	Lab Expert	11-9
		11.3.2.	Geological Department Quality Control Program
			11.3.2.1	Certified Standard Reference Material	11-9
			11.3.2.2	Blanks	11-13
			11.3.2.3	Renumbered Rejects	11-15
			11.3.2.4	Comparison with External Laboratory	11-16

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			11.3.2.5	Renumbered Pulps	11-18
			11.3.2.6	Reject for metals re-assays	11-20
			11.3.2.7	Sample Preservation and Storage	11-22
	11.4	Conclusions on Sample Preparation, Analysis and Security			11-23
12.0	DATA VERIFICATION				12-1
	12.1	Assay Verification			12-1
	12.2	Database Verification			12-1
	12.3	Discussion of Data Verification			12-2
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING				13-1
	13.1	Ore Characterization			13-1
		13.1.1.	North Corridor and Zone 2		13-1
		13.1.2.	Warrenmac-Westwood Corridor		13-7
		13.1.3.	Warrenmac Lens		13-7
		13.1.4.	WW25 Lens		13-9
	13.2	Metallurgical Testwork			13-13
		13.2.1.	Grindability Tests		13-13
			13.2.1.1	Bond Ball Mill Grindability	13-14
			13.2.1.2	Bond Abrasion Test	13-15
			13.2.1.3	Miller Number Tests	13-16
		13.2.2.	Gravity Recovery		13-16
		13.2.3.	Flotation Tests		13-17
			13.2.3.1	Warrenmac Results	13-17
			13.2.3.2	WW25 Results	13-19
		13.2.4.	Leaching tests		13-20
			13.2.4.1	Zone 2 and North Corridor	13-20
			13.2.4.2	Warrenmac-Westwood Corridor	13-24
			13.2.4.3	Desulphurization	13-25
		13.2.5.	Cyanide Destruction		13-26
		13.2.6.	Environmental Characterization		13-26
			13.2.6.1	Warrenmac and WW25 Lenses	13-26
			13.2.6.2	Zone 2 Extension	13-26
	13.3	Applicability of test work			13-27
	13.4	Deleterious Elements			13-27
		13.4.1.	Zinc		13-27
14.0	MINERAL RESOURCE ESTIMATES				14-1
	14.1	Database			14-1
	14.2	3D Modelling of the Mineralised Envelopes			14-1
	14.3	Drill Hole Compositing and Grade Capping			14-4
	14.4	Specific Gravity			14-12
	14.5	Block Modelling			14-12
	14.6	Grade Estimation Methodology			14-13
	14.7	Treatment of High Gold Values			14-14
	14.8	Resource Classification			14-14
	14.9	Resource Estimates			14-16
		14.9.1.	Inferred Resources		14-16
		14.9.2.	Indicated and Measured Resources		14-19
		14.9.3.	Base metals		14-20
		14.9.4.	Resources inside the Bousquet Fault Corridor		14-21

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

	14.10	Validation of Results			14-23
		14.10.1.	Composites vs. Block Grades		14-23
		14.10.2.	Volume of the Wireframes vs. Volume of the Block Model		14-24
	14.11	Mineral Resource Evolution			14-24
	14.12	Evaluation of Geological Risks			14-26
15.0	MINERAL RESERVE ESTIMATES				15-1
	15.1	Reserve Definition			15-1
	15.2	Engineering Methods and Parameters			15-1
	15.3	Reserve Estimates			15-2
	15.4	Validation of Resource Parameters			15-4
		15.4.1.	Reconciliation of a Test Mining		15-4
		15.4.2.	Warrenmac Lens Development		15-4
		15.4.3.	Stockpile		15-5
		15.4.4.	Conclusions		15-6
	15.5	Base Metals			15-6
16.0	MINING METHODS				16-1
	16.1	Design Criteria			16-1
		16.1.1.	Financial Parameters		16-1
		16.1.2.	Production Requirements		16-1
		16.1.3.	Geotechnical Considerations		16-2
			16.1.3.1	Stress State	16-2
			16.1.3.2	Rock Mass Classification	16-2
			16.1.3.3	Impact on Mine Design	16-4
		16.1.4.	Underground Infrastructure Design		16-5
		16.1.5.	Other Considerations		16-7
	16.2	Mining Methods			16-8
		16.2.1.	Previous Approaches		16-8
		16.2.2.	Development		16-8
			16.2.2.1	Mining Method	16-8
			16.2.2.2	Operating Parameters and Requirements	16-9
		16.2.3.	Longhole Mining		16-9
			16.2.3.1	Mining Method	16-9
			16.2.3.2	Operating Parameters and Requirements	16-11
		16.2.4.	Ore Handling		16-11
		16.2.5.	Mine Services		16-11
17.0	RECOVERY METHODS				17-1
	17.1	Design Criteria			17-1
	17.2	Recovery Process			17-2
		17.2.1.	General		17-2
		17.2.2.	Flow Sheet		17-2
			17.2.2.1	Ore Handling and Crushing	17-5
			17.2.2.2	Grinding and Gravity	17-5
			17.2.2.3	Cu/Zn Flotation	17-5
			17.2.2.4	Filtration	17-6
			17.2.2.5	Leaching	17-6
			17.2.2.6	Cyanide Destruction	17-6
			17.2.2.7	Desulphurization	17-7
			17.2.2.8	Paste Backfill	17-7
			17.2.2.9	Gold Recovery	17-8
			17.2.2.10	Tailing Disposal	17-8
			17.2.2.11	Further Modifications to Processing Infrastructure	17-9

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

		17.2.3.	Requirements		17-9
			17.2.3.1	Energy	17-9
			17.2.3.2	Water	17-9
			17.2.3.3	Process Materials	17-10
18.0	PROJECT INFRASTRUCTURE				18-1
	18.1	General			18-1
		18.1.1.	Mine Access Road		18-2
		18.1.2.	Municipal Works		18-2
		18.1.3.	Electrical Supply		18-2
		18.1.4.	Natural Gas		18-2
		18.1.5.	Mine Service Building		18-3
	18.2	Mine Infrastructure (Westwood Shaft Area)			18-3
		18.2.1.	Warrenmac Ramp Portal		18-4
		18.2.2.	Hoist Building		18-4
		18.2.3.	Headframe Building		18-5
		18.2.4.	Ore Handling		18-5
		18.2.5.	Compressors		18-5
		18.2.6.	Ventilation System		18-6
		18.2.7.	Fuel Storage		18-6
		18.2.8.	Environmental Infrastructure		18-6
	18.3	Milling and Doyon Site Infrastructure			18-6
		18.3.1.	Mill		18-7
		18.3.2.	Environmental Infrastructure		18-7
19.0	MARKET STUDIES AND CONTRACTS				19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT				20-1
	20.1	Environmental Studies			20-1
	20.2	Waste and Tailings Disposal			20-1
		20.2.1	Tailings Disposal		20-2
		20.2.2	Waste Rock Dump		20-2
		20.2.3	Mine Water Pond		20-3
		20.2.4	Effluent Management System		20-3
		20.2.5	Acid Rock Drainage (ARD)		20-3
		20.2.6	Environmental Management during Operations		20-3
	20.3	Project Permitting			20-4
	20.4	Social and Community Impact			20-6
	20.5	Mine Closure Plan			20-6
21.0	CAPITAL AND OPERATING COSTS				21-1
	21.1	Capital Expenditures			21-1
		21.1.1.	Pre-production Capital		21-1
			21.1.1.1	Exploration Drilling	21-2
			21.1.1.2	Surface Construction	21-2
			21.1.1.3	Underground Infrastructure	21-2
			21.1.1.4	Equipment	21-2
			21.1.1.5	Other	21-2
		21.1.2.	Sustaining Capital		21-3
			21.1.2.1	Underground Development	21-3
			21.1.2.2	Other Capital Costs	21-4

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

	21.2	Operating Costs			21-4
		21.2.1.	Mining		21-5
			21.2.1.1	Development and Stope Preparation	21-6
			21.2.1.2	Extraction	21-7
		21.2.2.	Milling		21-7
			21.2.2.1	Mill Operations	21-7
			21.2.2.2	Transport	21-8
			21.2.2.3	Environment	21-8
		21.2.3.	Administration		21-9
22.0	ECONOMIC ANALYSIS				22-1
	22.1	Principal Assumptions			22-1
		22.1.1.	Taxation Mining Duties and Royalties:		22-1
	22.2	Cash Flow Forecast			22-1
	22.3	Economic Summary			22-5
	22.4	Cash Flow			22-5
	22.5	Internal Rate of Return			22-6
	22.6	Sensitivity			22-6
	22.7	Investment Payback Period			22-8
23.0	ADJACENT PROPERTIES				23-1
24.0	OTHER RELEVANT DATA AND INFORMATION				24-1
25.0	INTERPRETATION AND CONCLUSIONS				25-1
	25.1	General Statements			25-1
	25.2	Opportunity			25-1
	25.3	Project Risks			25-2
26.0	RECOMMENDATIONS				26-1
27.0	REFERENCES				27-1
APPENDIX A

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IAMGOLD Corporation
Westwood Project	NI-43-101 Technical Report

LIST OF FIGURES

FIGURE	Page
FIGURE 1.7: ECONOMIC SUMMARY	1-10

FIGURE 4.1: PROJECT LOCATION MAP	4-1

FIGURE 4.2: DOYON/WESTWOOD MINING PROPERTY	4-2

FIGURE 4.3: MINING TITLES	4-3

FIGURE 6.1 : CUMULATIVE PRODUCTION AND RESERVES AT DOYON MINE	6-4

FIGURE 7.1 : REGIONAL/LOCAL GEOLOGY – WESTWOOD PROJECT LOCATION (PLAN & COMPOSITE LONGITUDINAL VIEWS)	7-2

FIGURE 7.2: DOYON-BOUSQUET-LARONDE REGIONAL STRATIGRAPHY (FROM MERCIER-LANGEVIN ET AL. 2009)	7-4

FIGURE 7.3: GEOLOGICAL MAP – PLAN VIEW OF LEVEL 084	7-5

FIGURE 7.4: SOUTH-NORTH CROSS-SECTIONAL INTERPRETATION OF THE WESTWOOD DEPOSIT	7-6

FIGURE 7.5: ZONE 2 EXTENSION CORRIDOR BLOCK-TEST MINING OF THE Z230 VEIN	7-9

FIGURE 7.6: WARRENMAC BANDED MASSIVE SULPHIDE LENS	7-10

FIGURE 10.1 : WORKFLOW FOR DIAMOND DRILLING PROGRAMS	10-3

FIGURE 10.2: PLAN VIEW LEVEL 084 (±20M), ACTUAL DEVELOPMENT, DRILL HOLES AND MINERALISED ZONES PROJECTION	10-7

FIGURE 10.3: NORTH-EAST INCLINED VIEW SHOWING MINERALISED BLOCKS AND MAIN ACTUAL DEVELOPMENT	10-8

FIGURE 10.4: COMPOSITE LONGITUDINAL SECTION A-A’ OF ZONE 2 EXTENSION CORRIDOR	10-9

FIGURE 10.5: COMPOSITE LONGITUDINAL SECTION B-B’ OF NORTH CORRIDOR	10-10

FIGURE 10.6: COMPOSITE LONGITUDINAL SECTION C-C’ OF WARRENMAC-WESTWOOD CORRIDOR	10-11

FIGURE 11.1 : ON-SITE LABORATORY WORKFLOW FOR SAMPLE PREPARATION	11-3

FIGURE 11.2 : WORKFLOW FOR GEOLOGY – EXPLORATION QA/QC PROGRAM	11-10

FIGURE 11.3 : STD4 CONTROL CHART	11-12

FIGURE 11.4 : ASSAY RESULTS FOR BLANKS	11-14

FIGURE 11.5 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS	11-15

FIGURE 11.6 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS—MAY 2011 TO SEPTEMBER 2012	11-16

FIGURE 11.7 : SCATTER PLOT FOR BOTH LABORATORIES	11-17

FIGURE 11.8 : SCATTER PLOT FOR BOTH LABORATORIES (MOST RECENT DATA)	11-17

FIGURE 11.9 : RELATIVE CORRELATION SCATTER PLOT	11-18

FIGURE 11.10 : SCATTER PLOT ORIGINAL AND RE-ASSAY REJECTS	11-19

FIGURE 11.11 : SCATTER PLOT ORIGINAL LOG AND RE-ASSAY REJECTS	11-19

FIGURE 11.12 : AU SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-20

FIGURE 11.13 : AG SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-21

FIGURE 11.14 : CU SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-21

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IAMGOLD Corporation
Westwood Project	NI-43-101 Technical Report

FIGURE 11.15 : ZN SCATTER PLOT RESULTS OF BOTH LABORATORIES	11-22

FIGURE 13.1 : NORTH CORRIDOR SAMPLE LOCATIONS	13-3

FIGURE 13.2 : ZONE 2 EXTENSION SAMPLE LOCATIONS	13-3

FIGURE 13.3 : Z230 LENS SAMPLE LOCATIONS	13-5

FIGURE 13.4 : Z260 LENS SAMPLE LOCATIONS	13-6

FIGURE 13.5 : WARRENMAC LENS SAMPLE LOCATIONS	13-8

FIGURE 13.6 : WW25 LENS SAMPLE LOCATIONS	13-11

FIGURE 13.7 : LIBERATION PROFILE IN THE SAMPLE	13-13

FIGURE 13.8 : BWI HISTOGRAM	13-14

FIGURE 13.9 : AI HISTOGRAM	13-15

FIGURE 13.10 : COMPARISON WESTWOOD GRG RECOVERY WITH TYPICAL GRG RESPONSES	13-17

FIGURE 13.11 : GOLD DISSOLUTION PROFILE	13-23

FIGURE 14.1: ISOMETRIC VIEW SHOWING THE MINERALISED CORRIDORS	14-4

FIGURE 14.2: ZONE 2 EXTENSION CUMULATIVE PLOT AND STATISTICS – UNCAPPED COMPOSITES (1M)	14-6

FIGURE 14.3: NORTH CORRIDOR CUMULATIVE PLOT AND STATISTICS – UNCAPPED COMPOSITES (1M)	14-7

FIGURE 14.4: WARRENMAC-WESTWOOD CORRIDOR ALL EXCEPT WW10, WW27 AND WARRENMAC – UNCAPPED COMPOSITES (1M)	14-8

FIGURE 14.5 : WARRENMAC-WESTWOOD CORRIDOR: WW10 – WW27 CUMULATIVE PLOT AND STATISTICS – UNCAPPED COMPOSITES (1M)	14-9

FIGURE 14.6 : WARRENMAC-WESTWOOD CORRIDOR: WARRENMAC LENS CUMULATIVE PLOT AND STATISTICS – UNCAPPED COMPOSITES (1M)	14-10

FIGURE 14.7: GRADE TONNAGE CURVE – INFERRED RESOURCES – DECEMBER 31ST 2012	14-18

FIGURE 14.8 : WESTWOOD RESOURCES EVOLUTION FROM 2007 TO 2012	14-25

FIGURE 14.9: MINERAL RESOURCE WATERFALL GRAPH – MAY 2011 VS DECEMBER 2012	14-26

FIGURE 15.1: LONGITUDINAL VIEW OF THE WARRENMAC LENS – DECEMBER 31ST 2012	15-5

FIGURE 16.1: GENERAL VIEW OF THE LONG TERM MINING PLAN	16-6

FIGURE 16.2: LONGHOLE MINING METHOD	16-10

FIGURE 17.1: GRINDING AND COPPER FLOTATION CIRCUIT	17-3

FIGURE 17.2: ZINC FLOTATION CIRCUIT	17-3

FIGURE 17.3: EXISTING LEACHING, ABSORPTION AND STRIPPING CIRCUIT	17-4

FIGURE 17.4: WATERS AND TAILINGS MANAGEMENT	17-4

FIGURE 18.1: SURFACE PLAN – GENERAL	18-1

FIGURE 18.2: SURFACE PLAN – WESTWOOD SHAFT SITE	18-4

FIGURE 18.3: SURFACE PLAN – DOYON SITE	18-7

FIGURE 20.1: DOYON PIT SCHEMATIC VIEW	20-2

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LIST OF TABLES

TABLE	Page

TABLE 1-1 : WESTWOOD RESOURCES EVOLUTION FROM 2007 TO 2012	1-5

TABLE 1-2 : TOTAL INFERRED RESOURCES BY CUT-OFFS – DECEMBER 31ST 2012	1-7

TABLE 4-1 : DOYON (WESTWOOD)—MINERAL CLAIMS AND MINING LEASES	4-4

TABLE 6-1 : PREVIOUS (1938-2004) EXPLORATION DRILLING – WESTWOOD	6-2

TABLE 6-2 : RECENT (2004-2012) EXPLORATION WORKS – WESTWOOD PROJECT	6-3

TABLE 6-3 : HISTORICAL PRODUCTION AT DOYON MINE	6-5

TABLE 10-1 : PREVIOUS DRILLING WORKS (1938 – 2004), WESTWOOD	10-1

TABLE 11-1 : RELATIVE COEFFICIENT (ROBUST) COMMENTS	11-7

TABLE 11-2 : PERCENTAGE OF GROSSLY OUTLIERS—COMMENTS	11-8

TABLE 11-3 : WESTWOOD ON-SITE LABORATORY – INTERNAL STANDARDS STATISTICS (JANUARY 2010 - SEPTEMBER 30TH 2012)	11-8

TABLE 11-4 : QA/QC SAMPLES SUBMITTED TO THE ON-SITE AND EXTERNAL LABORATORIES – JANUARY 2006 TO SEPTEMBER 2012	11-11

TABLE 11-5 : ON-SITE LABORATORY – STANDARDS STATISTICS – GEOLOGY DEPARTMENT	11-11

TABLE 11-6 : ON-SITE LABORATORY – STANDARDS STATISTICS – GEOLOGY DEPARTMENT STD04, 2010 ONLY	11-13

TABLE 13-1 : DETAILS OF MASTER COMPOSITES SAMPLES	13-2

TABLE 13-2 : HEAD ANALYSIS RESULTS	13-4

TABLE 13-3 : ZONE 2 EXTENSION CYANIDATION TESTING – JULY 2008	13-4

TABLE 13-4 : WARRENMAC LENS SAMPLE DETAILS	13-7

TABLE 13-5 : WARRENMAC LENS HEAD ASSAY AND WRA	13-9

TABLE 13-6 : WESTWOOD WW25 LENS SAMPLE DETAILS	13-10

TABLE 13-7 : HEAD ANALYSIS RESULTS OF WW25 LENS	13-12

TABLE 13-8 : LIBERATION AND ASSOCIATION	13-12

TABLE 13-9 : BOND BALL MILL GRINDABILITY TEST SUMMARY	13-14

TABLE 13-10 : BOND ABRASION TEST SUMMARY	13-15

TABLE 13-11 : BATCH CU-ZN FLOTATION TEST RESULTS – WARRENMAC	13-18

TABLE 13-12 : CU-ZN FLOTATION TESTS IN LOCKED CYCLE – WARRENMAC	13-18

TABLE 13-13 : FLOTATION PARAMETERS – WARRENMAC	13-19

TABLE 13-14 : RESULTS OF FLOTATION TEST IN LOCKED CYCLE – WW25	13-19

TABLE 13-15 : FLOTATION PARAMETERS – WW25	13-20

TABLE 13-16 : COMPARISON OF CIL RESULTS AND 1ST SET OF KINETIC TESTS	13-21

TABLE 13-17 : LEACHING TESTS – DOYON LABORATORY	13-22

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TABLE 13-18 : RESULTS OF BULK SAMPLE PROCESSING (Z230 LENS)	13-22

TABLE 13-19 : CUMULATIVE AU AN AG RECOVERIES – CYANIDATION AND FLOTATION	13-24

TABLE 13-20 : CYANIDATION TESTS RESULTS	13-24

TABLE 13-21 : DESULPHURIZATION TESTS	13-25

TABLE 14-1 : MINERALISED ENVELOPES – DECEMBER 31ST 2012	14-2

TABLE 14-2 : GRADE CAPPING VALUES (G/T) – DECEMBER 31ST 2012	14-5

TABLE 14-3 : UNCAPPED GOLD COMPOSITE (1M) STATISTICS	14-11

TABLE 14-4 : CAPPED GOLD COMPOSITE (1M) STATISTICS	14-11

TABLE 14-5 : BLOCK MODEL PARAMETERS	14-13

TABLE 14-6 : SEARCH ELLIPSE PARAMETERS	14-13

TABLE 14-7 : INFERRED RESOURCES BY CORRIDOR AT DIFFERENT CUT-OFF GRADES – DECEMBER 31ST 2012	14-17

TABLE 14-8 : TOTAL INFERRED RESOURCES BY CUT-OFFS – DECEMBER 31ST 2012	14-18

TABLE 14-9 : INDICATED AND MEASURED RESOURCES – DECEMBER 31ST 2012	14-19

TABLE 14-10 : INFERRED RESOURCES – WESTWOOD MASSIVE SULPHIDE LENSES	14-20

TABLE 14-11 : MEASURED RESOURCES – WESTWOOD MASSIVE SULPHIDE LENSES	14-21

TABLE 14-12 : PROBABLE AND PROVEN RESERVES – WESTWOOD MASSIVE SULPHIDE LENSES	14-21

TABLE 14-13 : INFERRED RESOURCES INSIDE THE BOUSQUET FAULT CORRIDOR	14-22

TABLE 14-14 : COMPOSITE VS. BLOCK MODEL (LENSES NOT CAPPED AT 15 G AU/T)	14-23

TABLE 14-15 : VOLUME COMPARISON	14-24

TABLE 14-16 : RISK MATRIX	14-27

TABLE 15-1 : PROVEN AND PROBABLE MINERAL RESERVES – DECEMBER 31ST 2012	15-3

TABLE 15-2 : BLOCK-TEST MINING RECONCILIATION 2008-2009	15-4

TABLE 16-1 : INSITU STRESSES FOR NUMERICAL MODELLING	16-2

TABLE 16-2 : INTACT ROCK PARAMETERS	16-3

TABLE 16-3 : JOINT FAMILIES	16-4

TABLE 16-4 : ROCK MASS RATINGS	16-4

TABLE 16-5 : LONGHOLE DILUTION RATES	16-10

TABLE 17-1 : ANNUAL REAGENT CONSUMPTION	17-10

TABLE 21-1 : SUMMARY OF CAPITAL EXPENDITURES	21-1

TABLE 21-2 : DEFERRED DEVELOPMENT (M)	21-3

TABLE 21-3 : DEFERRED DEVELOPMENT COSTS	21-3

TABLE 21-4 : OPERATING COST SUMMARY	21-5

TABLE 21-5 : UNIT COSTS ($/M) – STOPE PREPARATION COST SUMMARY	21-6

TABLE 21-6 : UNIT COSTS ($/M) – EXTRACTION COST SUMMARY	21-7

TABLE 21-7 : MILLING UNIT COST	21-8

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TABLE 22-1 : CASH FLOW FORECAST	22-2

TABLE 22-2 : YEARLY COSTS	22-3

TABLE 22-3 : PRODUCTION PLAN	22-4

TABLE 22-4 : ECONOMIC SUMMARY	22-5

TABLE 22.5 : DISCOUNT CASH FLOWS	22-5

TABLE 22.6 : IRR	22-6

TABLE 22.7.: SENSITIVITY	22-7

TABLE 22.8.: SENSITIVITY AT 7.5% DISCOUNT	22-8

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LIST OF APPENDICES

APPENDIX A: IAMGOLD MINERAL RESERVES AND RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS CHECKLIST

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

1	SUMMARY

Cautionary note: The following technical report presents the Resource and Reserve estimates as of December 31st, 2012 for the Westwood Project.

1.1	Introduction

This report on the Westwood project, located in the Doyon-Bousquet–Laronde gold mining camp, Quebec, Canada, provides an updated technical report with the new mineral resource and the new mineral reserve numbers as of December 31st, 2012. This report was prepared according to Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects, for the purpose of supporting certain public disclosures to be made by IAMGOLD Corporation. It has been prepared by IAMGOLD’s Westwood personnel.

The Westwood project covers an area of 2 square kilometres (196.2 Ha) in the municipality of Preissac, in Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda, in the province of Quebec, Canada. The Westwood project is located entirely within the limits of the Doyon (Westwood) property, which covers an area of 20 square kilometres (1993 Ha).

The Doyon property (IAMGOLD’s former Doyon Mine) and the Westwood project are held 100% by IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation attached to the Westwood project. All the necessary permits were obtained to build all the required surface infrastructures and the project is completely located within the surface leases. The Westwood project is fully compliant with environmental regulation and recently obtained ISO-14001 certification.

The commercial production of gold started in mid-2013 at the Westwood underground project.

1.2	Geology and Mineralisation

The Westwood project is part of the Doyon-Bousquet-Laronde (DBL) mining camp which is located within the Southern Volcanic Zone of the Abitibi sub-province. It is by far the largest gold-copper-zinc-silver producing district in the Quebec Province.

The Westwood project is located within the limits of the Doyon property (Figure ) which covers the Blake River Group (BRG) metavolcanic rocks and a part of the metasedimentary Cadillac (CG) and Kewagama Groups which are localized respectively to the south and north of the BRG. The Westwood deposit is

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

hosted in a volcanic sequence composed of felsic volcanic rocks (Zone 2 Extension corridor), mafic to intermediate volcanic rocks (North Corridor) and intermediate to felsic volcanic rocks marked by a quartz-muscovite-sericite-calcite-garnet alteration (Warrenmac-Westwood corridor).

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a sub-vertical to steeply south dipping east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

The Westwood mineralisation consists of gold-sulphide vein-type mineralisation such as Zones 1 and 2 at former Doyon Mine (Zone 2 Extension and North Corridor deposits) as well as gold-rich VMS-type semimassive to massive deposits (Warrenmac deposit on the western side of the Bousquet fault and Westwood deposit on the eastern side of the Bousquet fault) such as the Bousquet-2-Dumagami and Laronde-Penna deposits. All mineralised lenses are sub-parallel to the stratigraphy (sub-vertical to steeply south dipping).

Some veins in the North Corridor deposit share some analogies with the Zone 2 Extension system while others are comparable to Warrenmac-Westwood mineralisation, suggesting different origins.

1.3	Status of Exploration

Exploration of the Westwood deposit was realized from both surface and sub-surface works since 1938. However, most modern exploration efforts have been concentrated to the Doyon mine area, which was in operation from 1980 to 2009. The Warrenmac and Westwood showings are located in the eastern part of the Doyon (Westwood) property. The stratigraphy in the area is well defined (Bousquet Formation) and host-rocks are the same as those hosting gold and VMS mineralisation at the Bousquet and Laronde mines.

In 2002, Cambior’s Exploration team initiated compilation works based mainly on geological concepts that identified the Bousquet Formation as a favourable target at depth where anomalous alteration patterns had been recognized. An important surface exploration program on the Doyon camp was then initiated in 2002 and was very successful. Drilling programs identified high-grade gold mineralisation at depth, named the Westwood deposit, within three kilometres east of the Company’s Doyon gold mining operation.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

An aggressive underground exploration program including 2.6 kilometres of drift development towards East from the Doyon mine was initiated in 2004 and remains in progress. Since the beginning of exploration activities in the Westwood areas in the 1930’s, more than 569,000 metres of diamond drilling contributed to resource estimation. A wealth of geological information has been gathered from the exploration and scientific activities and continues to this day.

This data is used for deposit modelling and in the calculations of ore and waste tonnage, grade distribution and resource estimates. The Westwood block model is updated at least once a year, as new information is obtained from underground development and diamond drilling works.

As will be shown in subsequent sections, the potential resource base of the Westwood project is quite important. However, the continuity of the resource can only be confirmed through additional drilling. There remains good potential to find additional resources, on both sides of the Bousquet fault. On the west side of the fault, mineralisation remains open at depth and between the current drilling areas and the fault itself. On the east side, more mineralisation could be discovered on both sides of the current delineated zones and also at depth.

Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the Laronde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralised corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralisation to occur on the property. Moreover, the Zone 2 Extension at Westwood veins are localized at the same stratigraphic level than the Doyon Main Zone #2 veins.

The 2012 exploration program was pursued at closer spacing (80 m X 80 m) for shallow depth (500m down the level 084-840m) and large spacing at great depth. Around 84,300 metres of drilling have been realized in 2012 and around 88,000 metres of drilling have been planned for 2013. These new information will contribute to an increased understanding of the project potential. New access will allow more evaluation drilling on Zone 2 Extension, North Corridor and Warrenmac-Westwood corridors in 2013.

1.4	Status of Development and Operations

As previously mentioned, the commercial production of gold started in mid-2013 at Westwood. Prior to 2004, all exploration drilling activities have been performed from surface. In order to begin underground exploration, the following surface and underground activities have been completed since 2004:

•	Development of an exploration drift (close to 3 km long) towards East starting from the Doyon 14th level at elevation 4120m (2004-2008);

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

•	Deforestation of the surface area needed for the construction of the surface infrastructures: head frame, hoist room, service buildings, wastewater treatment basin and stockpile pads (2008);

•	Development of the Warrenmac ramp from the surface (elevation 4970m) down to level 036 (elevation 4568m) (2008-2010);

•	Construction of an exploration shaft head frame, a hoist room and service buildings (2008-2010);

•	Raise-boring and sinking of an exploration shaft initiated in 2008 and still under construction (1931m deep by the end of 2012, 21 feet in diameter);

•	Raise-boring (20 feet in diameter) for a ventilation raise between the surface and level 084 (elevation 4120m) (2009-2010);

•

Development of levels 036 (elevation 4568m), 060 (elevation 4354m), 084 (elevation 4120m), 104 (elevation 3920m), 132 (elevation 3646m), 140 (loading station) and 156 (elevation 3412m) and connecting ramps between levels;

•	Development of sill levels in the Warrenmac massive sulphide lens, which will be mined in 2013-2014.

1.5	Mineral Resource Estimates

The first resource estimation was performed in the first semester of 2007 for IAMGOLD Corporation. This triggered a Scoping Study in order to evaluate the economic potential of the project.

Other resource estimates were performed in July 2008 (IAMGOLD Corporation, February 27th 2009), in June 2009 (IAMGOLD Corporation, December 2009), in October 2010 (IAMGOLD Corporation, April 1st 2011), in May 2011 (IAMGOLD Corporation – March 5 2012) and in May 2012 (internal revision, non-published report) based on additional drilling information.

In September 2012, a seventh resources and reserves estimate was prepared based on additional drilling information. This report presents the updated resources and reserves estimate, which is based on assay results returned from 882 diamond drill holes.

Table 1-1 presents the resources and reserves as of December 31st, 2012.

Table 1-1 : Westwood Resources and Reserves as of December 31st, 2012

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

In September 2012, a seventh resources and reserves estimate was prepared based on additional drilling information. This report presents the updated resources and reserves estimate, which is based on assay results returned from 882 diamond drill holes.

1.5.1	Database

A copy of the Westwood drill holes database was made on September 1st, 2012. This copy was used to produce the resource estimates presented in this report. The database consisted of 1,746 diamond drill holes (both surface and underground holes) for a total of 569,465 metres (drilled and planned). The total number of samples was 167,862.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

1.5.2	Modelling

Modelling work is done using the GEMS version 6.2.4 software package. The mineralisation interpretation is performed using vertical 3D rings created on cross-sections and then checked using horizontal 3D rings created on plan views to avoid unexpected changes of direction to ensure lateral continuity. All vertical and horizontal 3D rings are snapped to intersecting drill holes.

Extensions of the mineralised zones are restricted to a maximum of 50 metres (E-O direction) and 100 metres vertically from the drill holes information. Minimum width is set to 2.0 metres (true width) even if the mineralisation could be contained within 10 to 25 centimetres veins.

All the 3D rings drawn on plan views are attached together with tie lines to create a full 3D skeleton of each ore zone from which 3D solids are built and validated.

1.5.3	Statistical Analysis

Sample lengths vary from 0.5 to 1.5 metres and average about 1.0 metre. All drill holes assay values are grouped into composites of length equals to the mineralised zone width. Zone width is generally constant and ranges between 2 and 3 metres.

Based on the log normal graphs and the experience of the Doyon Mine’s geologists, Zone 2 Extension assays were capped to a grade*thickness value of 99 g*m/t which translates into 66 g Au/t over 1.5 metre length, 99 g Au/t over 1.0 metre or 198 g Au/t over 0.5 metre. North Corridor assays were capped to a grade*thickness value of 60 g*m/t which translates into 40 g Au/t over 1.5 metres length, 60 g Au/t over 1.0 metre or 120 g Au/t over 0.5 metre. The Warrenmac-Westwood corridor is mineralised on all the width of the zone, compared to the previous horizons that consist of centimetre veins. Therefore all the assay grades were capped at 20 g Au/t in the Warrenmac-Westwood corridor, except for the WW10 and parts of the WW27 veins and the Warrenmac massive sulphide lens that were cut at 40 g/t for all assay lengths.

1.5.4	Block Modelling and Grade Interpolation

The block modelling estimation is done using the GEMS version 6.2.4 software package. One block model is constructed for the entire Westwood deposit. The geologists are responsible for updating the mineralised 3D models with the new intersections at the completion of every diamond drilling campaign. The Westwood block model is updated at least once a year, or each time a resource estimate is required.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Interpolations of grades in the block model are performed using the Inverse Distance Squared Technique (ID2) using the capped composite inside each mineralised zone.

Table 1-2 summarizes the inferred resource estimation for Westwood project as at December 31st 2012.

Table 1-2 : Total inferred resources by cut-offs – December 31st 2012

1.	CIM definitions were followed for Mineral Resources Classification
2.	All lenses capped at 15g Au/t
3.	A minimum width of 2 metres was used
4.	Numbers may not add due to rounding

1.6	Conclusions and Recommendations

1.6.1	General Statements

In the opinion of the authors, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the authors that no material information relative to the Westwood Project has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the authors, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead authors’ statements and conclusions in this report are based upon the information from underground mapping and sampling and the exploration database used for the December 31st 2012 resource estimate. Exploration is ongoing at the Westwood project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

1.6.2	Exploration Works

Significant additional drilling and underground development will be required to further delineate the mineralisation, expand the resource base and adequately constrain the resource models and to upgrade inferred resource to the indicated and measured categories. The ultimate size of mineralised bodies at the Westwood project is yet to be defined, especially at depth and laterally, on both sides of the Bousquet Fault Zone.

Recent scientific works (Mercier-Langevin et al. 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the Laronde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralised corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralisation to occur on the Doyon (Westwood) property. Moreover, the Zone 2 Extension veins at Westwood are localized at the same stratigraphic level than the Doyon Main Zone #2 veins.

The 2013 exploration program will pursue at closer spacing (80 m X 80 m) for shallow depth (500m down the 084 level) and large spacing at great depth. New access will allow more valuation drilling on the three corridors for the same period. Around 84,300 metres of drilling have been drilled in 2012 and 88,000 metres of drilling have been planned for 2013 in all drilling categories.

1.6.3	Resource and Reserve Estimation

The Warrenmac massive sulphide lens was converted to proven reserves in September 2012. The Warrenmac lens will be mined in 2013-2014.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

With additional valuation drilling in the Westwood and Zone 2 Extension corridors for the next year and with the future development and valuation works scheduled in 2013 in the WW10 and WW20 lenses as well as in some Zone 2 Extension lenses (Z230 and Z260 for example), transfer of inferred resources to the measured and indicated resource categories and eventually to reserves is likely to happen. Mineralisation is still open at depth and there is a very good potential to expand the resource base with additional drilling programs.

Based on the review of the Westwood project for the purpose of this report, the author makes the following recommendations:

•	Continuation of the drilling program and drifting in accessible areas to refine our understanding of the mineralised veins.

•	Additional definition drilling to increase our ratio of indicated and measured resources to inferred resources and also the definition of some probable and even proven reserves.

•	Density measurements should be taken on a regular basis for the deeper drill holes to determine if there is a difference with historical density used in the resource estimation on upper levels.

•

We continue the implementation of a program for a daily monitoring of the internal QA/QC assays. We have already seen a better control of outliers. We are presently installing a LIMS program (with a barcode system) at our on-site Laboratory to use a fast and efficient data management system which will eliminate several database errors such those related to manual data entries.

Mining method and width: All the calculations done to date clearly demonstrate that production grade will have the most important impact on the project. A review will be necessary to optimize the mining method and the mining width when additional geological information is available and increased density of drill intersections.

1.7	Reserves and summary of economic analysis

In this report a portion of the indicated resources were transferred into probable reserves and a portion of the measured resources transferred into proven reserves at the end of December 2012. The Mineral Reserve was calculated using the 6 g Au/t cut-off grade and include a dilution of 40%. This cut-off grade was calculated using the production plan presented in Chapter 22 as well as the mining method parameters presented in Chapter 16 and the costs presented in Chapter 21.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The Westwood project Mineral Reserve as of December 31st 2012, total 1,315,000 tonnes grading 8.2 g Au/t for 348,000 ounces with a dilution of 40%.

The economic evaluation summary based on those values is presented in table 1.7. For an average gold price of 1,375 $/ounce over the expected production period of 4 years for the reserves and with a mill recovery of 94%, the total cash flow is forecasted at 43M$ before taxes. After mill recovery of 94%, the total ounces produced are 326,000 ounces. All the mining parameters and design criteria are presented in chapters 16 and 17 and covers every aspects from development, extraction, environmental, mill processing and administration.

Figure 1.7: Economic summary

Tonnes Mined (000)	1 316
Tonnes Milled (000)	1 316
Grade (g Au/t)	8,2
Gold Production (000 oz)	326
Gold Revenues	466	M$

	$/t milled
Mining	143,00
Milling	30,00
Administration	22,00

Total Operating	195,00
	787	$/oz
Operating Cash Flow	219	M$
Capital Expenditures	176	M$
Net Cash Flow (Before Tax)	43	M$

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

2	INTRODUCTION

Cautionary note: The following technical report presents the Resource and Reserve estimates as of December 31st, 2012 for the Westwood Project.

2.1	Terms of Reference

This technical report is prepared for IAMGOLD Corporation, sole owners of the Westwood Project. The report serves to describe and declare the resource and reserve estimates as at December 31st 2012.

This report is complies with disclosure and reporting requirements set forth in the Toronto Stock Exchange manual, National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101), and Companion Policy 43-101CP to NI 43-101, and Form 43-101F1 of NI 43-101. The Westwood Project is 100% owned by IAMGOLD Corporation.

2.2	Definitions and Units

The metric (SI System) units of measure are used in this report. Analytical results are generally reported as parts per billion (ppb), parts per million (ppm), or grams per tonne (g/t) contained for gold (Au), parts per million (ppm), or grams per tonne (g/t) for contained silver (Ag), and percentage for zinc (Zn) and copper (Cu). Monetary figures are expressed in Canadian dollars ($) unless otherwise specified.

Tables and Figures in this report are numbered consecutively and referenced to the major sections of the report (i.e.: Figures 10.1 through 10.6 for Figures in Section 10.0).

2.2.1	Units of Measurement

The following list of conversions is provided for the convenience of readers that are more familiar with the Imperial system.

Linear Measure

1 centimetre (cm)	= 0.394 inches

1 metre (m)	= 3.2808 feet

1 kilometre (km)	= 0.6214 miles

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Area Measure

1 hectare	= 100 m by 100 m	= 2.47 acres

1 square kilometre	= 247.1 acres	= 0.3861 square miles

Weight

1 metric tonne	= 2204.6 pounds	= 1.1023 short tons

1 kilogram (kg)	= 35.274 oz. = 2.205 pounds = 32.151 troy ounces

Analytical Values

Gram/tonne (g/t)	= 1.0 ppm = 0.0321507 oz.

Troy oz/tonne	= 0.0291667 oz. Troy/short ton

Oz. Troy/tonne	= 31.1035 g/t

1.0 oz. Troy/short ton	= 34.2857 g

2.2.2	Acronyms

Frequently used acronyms are listed below.

AA	Atomic absorption spectroscopy, an analytical procedure

CF Plot	Cumulative Frequency Plot; a graphical statistical display of a range of data values

CP Plot	Cumulative Probability Plot; a graphical statistical based on the probabilities

ICP	Inductively-coupled plasma emission spectroscopy, an analytical procedure

QA/QC	Quality Assurance/Quality Control; procedures used to assure accuracy and consistency of analytical results

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

g Au/t	Grams of gold per tonne

g Ag/t	Grams of silver per tonne

oz/t	Ounces Troy per (metric) tonne

oz/T	Ounces Troy per (short) ton

ppb	Parts per billion

ppm	Parts per million

CFM	Cubic feet per minute, a measure of ventilation rates

Tpd	Tonnes per day, a measure of throughput

Tpy	Tonnes per year, a measure of throughput

2.3	Sources of Information and Data

The source of information for this technical report is based on geological reports, maps and miscellaneous reports listed in the Reference section. The authors reviewed the available data and conducted field investigations to confirm the data. The data sources include hard copy data and files and digital files located in the offices of IAMGOLD Corporation. In addition, drill core mineralisation was examined at the Doyon mine site for the Westwood project.

The source of information for this technical report is also based on data obtained in the Mineral Resources Reports produced between 2007 and 2012. The information and data contained in this technical report come from:

•	IAMGOLD Corporation – Preliminary Assessment, August 2007

•	IAMGOLD Corporation – NI 43-101 Technical Report, February 27th 2009

•	IAMGOLD Corporation – Revised Scoping Study NI 43-101 Technical Report, December 2009 (internal report)

•	IAMGOLD Corporation – NI 43-101 Technical Report, April 1st 2011 (internal report)

•	IAMGOLD Corporation – Mineral Resources Report, March 5 2012

•	IAMGOLD Corporation – Mineral Resources Report, May 2012 (internal report)

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

These documents were prepared by, or under the supervision, of geologists and engineers who are Qualified Person as defined in Canadian National Instrument 43-101. In this sense, the information should be considered as reliable.

Geotechnical information and recommendations were provided by consultants from Golder Associates and Montreal’s Ecole Polytechnique. Mine Engineering personnel reviewed all reports for inclusion in the mining plan. Report details are included in Section 27.

Metallurgical testing was performed by a number of external consultants, as detailed in Section 13. Current metallurgical processes are based in part on their findings and recommendations. Report details are included in Section 27.

In addition, the following material stored on the Westwood computer network has been used:

•	Gems 6.2.4 database containing the block model with different attributes

•	Drill hole database (Gems 6.2.4) containing collar location, down-hole survey, assay, geology, lithogeochemistry and geotechnical data

•	Three-dimensional models of the interpreted ore zones, topography and lithology (Gems 6.2.4)

•	Grade block models

•	Quality control data

•	Bulk density data

•	Cost parameters for calculation of economic cut-offs

•	Historical resources estimates

•	Description of the metallurgical process and operating statistics

The following IAMGOLD personnel participated in the preparation of this technical report:

•	Armand Savoie, M.Sc.Geo., Geologist Responsible of Mineral Resource and Reserve, Westwood project

•	Richard Morel, Eng., Project Leader, Westwood project

•	François Ferland, Eng., Senior Engineer, Westwood project

•	Claude Bernier, Eng., Project Supervisor – Geologist, Westwood project

•	David Yergeau, Ph.D. student, INRS, on the Westwood project (review of chapter 7 and 8).

•	Emilie Williams, Eng., Chief Engineer, Mouska Mine

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

2.4	Field Involvement by Report Authors

Mr. Armand Savoie M.Sc.Geo., Mineral resource and reserve Geologist, Doyon Mine and Westwood Project, IAMGOLD Corporation, works onsite and is the Responsible of the Mineral resource and reserve Database for Doyon Mine and Westwood Project. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, as well as the database of drill holes generated since September 2006. Mr Savoie is the lead author of this updated Technical Report and is the “Qualified Person” as defined by NI 43-101. He contributed to the preparation of Sections 1 to 14 and 23 to 27.

Mr. Richard Morel, Eng., Project Manager, Westwood Project, IAMGOLD Corporation, works onsite and is co-responsible of the Mineral resource and reserve Database for Doyon Mine and Westwood Project. He also conducted a review of data and maps in IAMGOLD’s Westwood/Doyon office, as well as the database of drill holes generated since September 2006. Mr. Morel mostly contributed to the follow-up and the update of this Technical Report and is the “Qualified Person” as defined by NI 43-101. He also contributed for the preparation of Sections 11, 12 and 14.

Mr. François Ferland, Eng., Senior Engineer, Westwood project, IAMGOLD Corporation, works on site and is responsible of the Mineral reserve calculations for the Westwood project. Mr. Ferland mostly contributed to the follow-up and the update of this Technical Report and is the “Qualified Person” as defined by NI 43-101. He also contributed to the preparation of Sections 15 to 22.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

3	RELIANCE ON OTHER EXPERTS

The authors have relied upon data provided by IAMGOLD Technical Services and Westwood personnel. Department managers validated information related to their departments (e.g. operating parameters and conditions), particularly in Sections 16 (Mining Methods) and 18 (Project Infrastructure). Figures were prepared by staff in the engineering departments, supervised by the qualified persons as well as Guy Gosselin, ing., Technical Services Superintendant.

The authors relied upon Mrs. Marie-France Bugnon, P.Geo, General Manager Exploration, IAMGOLD Corporation with respect to the land tenure and title (Sections 4.3 to 4.6).

The authors relied upon Mrs. Annie Blier, Director, Environment, IAMGOLD Corporation with respect to environment laws, liabilities, and permits (Sections 4.9 to 4.10 and Section 20).

The authors relied upon Mr. Pierre Pelletier, Eng., Vice-President – Metallurgy, IAMGOLD Corporation with respect to metallurgy testing (Section 13) and recovery methods (Section 17).

The authors consider the information presented in this report to be considered reliable.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Westwood project is located in the Quebec province, Canada at a latitude of 48° 15’ North and a longitude of 78° 30’ West (Figure ). The project is located in the municipality of Preissac, Bousquet Township, approximately 40 km east of the town of Rouyn-Noranda and 80 km west of the town of Val-d’Or. The Westwood project covers an area of 2 square kilometres (196.2 Ha) and it is located entirely within the limits of the Doyon property (hereafter the Doyon (Westwood) property), which covers an area of 20 square kilometres (1,992.9 Ha).

Figure 4.1: Project Location Map

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

4.2	Property Description

The Doyon (Westwood) property extends over 5 km east-west by approximately 5 km north-south (Figures 4.2 and 4.3). It is bounded on the West by the IAMGOLD Mouska-Authier Property and on the South and East by the Agnico-Eagle Laronde Property. The Westwood project covers an area of 2 square kilometres (B.M. 1002, 196.2 Ha) and it is located on the eastern part of the of the Doyon (Westwood) property,

The topography is relatively flat, at about 340m above sea level, with hills generally less than thirty metres. Glacial overburden thickness ranges from 0 to 35 metres. The northeast striking Bousquet River Fault crosscuts the Westwood project into two parts.

Figure 4.2: Doyon/Westwood Mining Property

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

4.3	Mining Titles

The Doyon (Westwood) property consisted originally of 116 mineral claims and one (1) mining lease (B.M. 0695 for the Doyon mine). The property limits were modified in 2012 to include a new mining lease covering the Westwood project itself (B.M. 1002). All mining claims affected by the delineation of this new mining lease have been suspended by the Québec Ministry of Natural Resources and Fauna (MRNF), awaiting to either be removed from the mining titles register or to have their final modified description defined (surface area). The property globally covers a total surface area of 1,992.91 Ha (Figure 4.3). Three (3) tailing surface leases (P.R. 999780, P.R. 999794 and P.R. 999803) are superimposed over part of the property. The titleholder name of all those claims and leases is IAMGOLD Corporation at 100% and all those claims are in the Bousquet Township. Details are listed in Table 4-1.

Figure 4.3: Mining Titles

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 4-1 : Doyon (Westwood)—Mineral Claims and Mining Leases

Township	Row	Column	Title	Status	Date of registration	Expiry Date	Surface Area (ha)
Bousquet	L460	6906	BM 1002	Active	2012-04-23	2032-04-22	196.23
Bousquet	000E	0000	BM 695	Active	1980-07-03	2020-07-02	312.51
Bousquet	0034	0023	CL 2514873	Active	1966-12-19	2014-11-30	1.3
Bousquet	0034	0021	CL 2653051	Active	1967-08-30	2013-08-12	16
Bousquet	0034	0022	CL 2653052	Active	1967-08-30	2013-08-12	17.6
Bousquet	0035	0021	CL 2653053	Active	1967-10-18	2013-08-12	12.4
Bousquet	0030	0030	CL 2910241	** Suspended	1969-02-03	2015-01-15	22.4
Bousquet	0031	0030	CL 2910242	** Suspended	1969-02-03	2015-01-15	14
Bousquet	0032	0024	CL 2910243	** Suspended	1969-02-03	2015-01-15	6.8
Bousquet	0031	0029	CL 2910244	* Suspended	1969-02-03	2015-01-15	22.8
Bousquet	0031	0028	CL 2910245	* Suspended	1969-02-03	2015-01-15	26.4
Bousquet	0033	0029	CL 2910251	Active	1969-02-03	2015-01-15	16
Bousquet	0032	0029	CL 2910252	** Suspended	1969-02-03	2015-01-15	9.6
Bousquet	0032	0028	CL 2910253	** Suspended	1969-02-03	2015-01-15	28
Bousquet	0031	0027	CL 2910254	* Suspended	1969-02-03	2015-01-15	16
Bousquet	0030	0026	CL 2910255	* Suspended	1969-02-03	2015-01-15	14
Bousquet	0033	0027	CL 2930951	** Suspended	1969-02-17	2015-01-31	30.8
Bousquet	0032	0027	CL 2930952	** Suspended	1969-02-17	2015-01-31	15.6
Bousquet	0033	0025	CL 2930953	Active	1969-02-17	2015-01-31	7.1
Bousquet	0031	0026	CL 2930954	* Suspended	1969-02-17	2015-01-31	12.3
Bousquet	0031	0025	CL 2930955	** Suspended	1969-02-17	2015-01-31	3.3
Bousquet	0033	0020	CL 2980591	Active	1969-06-18	2015-06-02	10
Bousquet	0033	0019	CL 2980592	Active	1969-06-18	2015-06-02	9.2
Bousquet	0033	0018	CL 2980593	Active	1969-06-18	2015-06-02	14
Bousquet	0032	0019	CL 2980594	Active	1969-06-18	2015-06-02	12
Bousquet	0031	0018	CL 2980595	Active	1969-06-18	2015-06-02	9.7
Bousquet	0036	0021	CL 3073251	Active	1970-07-02	2015-06-15	10.4
Bousquet	0035	0022	CL 3073252	Active	1970-07-02	2015-06-15	11.6
Bousquet	0035	0023	CL 3073253	Active	1970-07-02	2015-06-15	12.8
Bousquet	0030	0027	CL 3207861	** Suspended	1971-12-28	2014-12-08	18
Bousquet	0030	0028	CL 3207862	** Suspended	1971-12-28	2014-12-08	22.8
Bousquet	0029	0027	CL 3207863	Active	1971-12-28	2014-12-08	10
Bousquet	0029	0028	CL 3207864	Active	1971-12-28	2014-12-08	7.2
Bousquet	0029	0029	CL 3207865	Active	1971-12-28	2014-12-08	5.6
Bousquet	0029	0030	CL 3207871	Active	1971-12-28	2014-12-08	9.2
Bousquet	0035	0024	CL 3230362	Active	1972-05-05	2015-04-11	15.4
Bousquet	0036	0023	CL 3230364	Active	1972-05-05	2015-04-11	14.4

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Township	Row	Column	Title	Status	Date of registration	Expiry Date	Surface Area (ha)
Bousquet	0030	0023	CL 3319131	Active	1973-03-12	2015-02-20	13.8
Bousquet	0030	0024	CL 3319132	Active	1973-03-12	2015-02-20	14.2
Bousquet	0029	0025	CL 3319134	** Suspended	1973-03-12	2015-02-20	23.2
Bousquet	0028	0025	CL 3319135	Active	1973-03-12	2015-02-20	18.4
Bousquet	0029	0023	CL 3319141	Active	1973-03-12	2015-02-21	16.5
Bousquet	0029	0024	CL 3319142	Active	1973-03-12	2015-02-21	16.4
Bousquet	0028	0024	CL 3319143	Active	1973-03-12	2015-02-21	18.4
Bousquet	0028	0023	CL 3319144	Active	1973-03-12	2015-02-21	20
Bousquet	0029	0026	CL 3319145	** Suspended	1973-04-09	2015-02-21	16.4
Bousquet	0031	0019	CL 3362035	Active	1973-04-24	2015-04-03	1.8
Bousquet	0032	0017	CL 3433161	Active	1974-02-21	2015-02-04	16
Bousquet	0031	0017	CL 3433162	Active	1974-02-21	2015-02-04	16
Bousquet	0031	0016	CL 3433163	Active	1974-02-21	2015-02-04	16
Bousquet	0031	0015	CL 3433164	Active	1974-02-21	2015-02-04	16
Bousquet	0031	0014	CL 3433165	Active	1974-02-21	2015-02-04	16
Bousquet	0032	0018	CL 3433171	Active	1974-02-21	2015-02-03	16
Bousquet	0033	0017	CL 3433172	Active	1974-02-21	2015-02-03	16
Bousquet	0032	0016	CL 3433173	Active	1974-02-21	2015-02-03	16
Bousquet	0032	0015	CL 3433174	Active	1974-02-21	2015-02-03	16
Bousquet	0032	0014	CL 3433175	Active	1974-02-21	2015-02-03	16
Bousquet	0030	0016	CL 3434523	Active	1974-04-08	2015-03-19	16
Bousquet	0034	0025	CL 3435471	Active	1975-01-27	2015-01-26	13.7
Bousquet	0034	0026	CL 3435472	Active	1975-01-27	2015-01-26	15.5
Bousquet	0034	0027	CL 3435473	Active	1975-01-27	2015-01-26	15.1
Bousquet	0033	0026	CL 3435474	Active	1975-04-28	2015-01-26	2.1
Bousquet	0032	0025	CL 3566831	Active	1975-11-06	2013-10-19	0.3
Bousquet	0031	0024	CL 3609191	Active	1976-10-04	2013-10-03	0.1
Bousquet	0030	0025	CL 3609192	** Suspended	1976-10-04	2013-10-03	8.1
Bousquet	0040	0019	CL 3681461	Active	1977-09-07	2013-08-21	16
Bousquet	0040	0020	CL 3681462	Active	1977-09-07	2013-08-21	16
Bousquet	0039	0021	CL 3681463	Active	1977-09-07	2013-08-21	16
Bousquet	0035	0025	CL 3681711	Active	1977-09-08	2013-08-21	16
Bousquet	0035	0026	CL 3681712	Active	1977-09-08	2013-08-21	16
Bousquet	0035	0027	CL 3681714	Active	1977-09-08	2013-08-21	16
Bousquet	0035	0028	CL 3681721	Active	1977-09-08	2013-08-22	16
Bousquet	0035	0029	CL 3681722	Active	1977-09-08	2013-08-22	16
Bousquet	0035	0030	CL 3681723	Active	1977-09-14	2013-08-22	16
Bousquet	0033	0028	CL 3681724	Active	1977-09-08	2013-08-22	16
Bousquet	0034	0028	CL 3681725	Active	1977-09-08	2013-08-22	16

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Township	Row	Column	Title	Status	Date of registration	Expiry Date	Surface Area (ha)
Bousquet	0037	0021	CL 3690881	Active	1977-08-29	2013-08-09	16
Bousquet	0038	0021	CL 3690882	Active	1977-08-29	2013-08-09	16
Bousquet	0038	0020	CL 3690883	Active	1977-08-29	2013-08-09	16
Bousquet	0039	0020	CL 3690884	Active	1977-08-29	2013-08-09	16
Bousquet	0040	0021	CL 3690885	Active	1977-08-29	2013-08-09	16
Bousquet	0039	0019	CL 3690901	Active	1977-08-29	2013-08-09	6
Bousquet	0038	0019	CL 3690902	Active	1977-08-29	2013-08-09	16
Bousquet	0028	0027	CL 3695151	Active	1978-10-02	2015-01-03	16
Bousquet	0028	0026	CL 3695152	Active	1978-10-02	2015-01-03	10.4
Bousquet	0030	0022	CL 3695153	Active	1978-10-02	2015-01-03	4.4
Bousquet	0039	0026	CL 3717134	Active	1978-05-15	2015-04-21	16
Bousquet	0040	0026	CL 3717135	Active	1978-05-15	2015-04-21	16
Bousquet	0038	0026	CL 3718373	Active	1978-05-10	2015-04-21	16
Bousquet	0038	0027	CL 3718374	Active	1978-05-10	2015-04-21	16
Bousquet	0038	0028	CL 3718375	Active	1978-05-10	2015-04-21	16
Bousquet	0036	0022	CL 3718561	Active	1978-05-10	2015-04-21	16
Bousquet	0037	0022	CL 3718562	Active	1978-05-10	2015-04-21	16
Bousquet	0038	0022	CL 3718563	Active	1978-05-10	2015-04-21	16
Bousquet	0039	0022	CL 3718564	Active	1978-05-10	2015-04-21	16
Bousquet	0040	0022	CL 3718565	Active	1978-05-10	2015-04-21	8
Bousquet	0037	0023	CL 3718571	Active	1978-05-10	2015-04-22	16
Bousquet	0038	0023	CL 3718572	Active	1978-05-10	2015-04-22	16
Bousquet	0039	0023	CL 3718573	Active	1978-05-10	2015-04-22	16
Bousquet	0040	0023	CL 3718574	Active	1978-05-10	2015-04-22	16
Bousquet	0040	0024	CL 3718575	Active	1978-05-10	2015-04-22	16
Bousquet	0039	0024	CL 3718581	Active	1978-05-10	2015-04-23	16
Bousquet	0038	0024	CL 3718582	Active	1978-05-10	2015-04-23	16
Bousquet	0038	0025	CL 3718583	Active	1978-05-10	2015-04-23	16
Bousquet	0039	0025	CL 3718584	Active	1978-05-10	2015-04-23	16
Bousquet	0040	0025	CL 3718585	Active	1978-05-10	2015-04-23	16
Bousquet	0036	0024	CL 3718591	Active	1978-05-10	2015-04-21	16
Bousquet	0036	0025	CL 3718592	Active	1978-05-10	2015-04-21	16
Bousquet	0036	0026	CL 3718593	Active	1978-05-10	2015-04-21	16
Bousquet	0036	0027	CL 3718594	Active	1978-05-10	2015-04-21	16
Bousquet	0036	0028	CL 3718595	Active	1978-05-10	2015-04-21	16
Bousquet	0037	0024	CL 3718601	Active	1978-05-10	2015-04-21	16
Bousquet	0037	0025	CL 3718602	Active	1978-05-10	2015-04-21	16
Bousquet	0037	0026	CL 3718603	Active	1978-05-10	2015-04-21	16
Bousquet	0037	0027	CL 3718604	Active	1978-05-10	2015-04-21	16

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Township	Row	Column	Title	Status	Date of registration	Expiry Date	Surface Area (ha)
Bousquet	0037	0028	CL 3718605	Active	1978-05-10	2015-04-21	16
Bousquet	0040	0018	CL 4271441	Active	1984-03-08	2015-02-20	7
Bousquet	0016	0000	CLD P360010	Active	1968-09-26	2013-09-25	17.9

*	Suspended: are for claims included in mining lease 1002 awaiting to be removed from the register
**	Suspended: are for claims affected by mining lease 1002 awaiting to have their surface area reduced accordingly

In 2008 and 2009, two (2) surface leases (822126, 822198) were surveyed to define areas for the Westwood exploration shaft site, the Warrenmac ramp and other Westwood surface infrastructure such as a ventilation raise and service buildings (See Figure 4.3). Note that these leases are not included in Table 4-1. The surface lease 822198 is now included entirely in the Westwood mining lease B.M. 1002, while a part of surface lease 822126 is still outside the B.M. 1002 (a part of the access road between the Doyon mine and the Westwood project).

On April 16, 2010 an application was filed with the MRNF to request an additional mining lease for the Westwood project development and referred as B.M. 1002. The Westwood mining lease was granted on April 23, 2012, for a total of 196.2 Ha. It covers the lots 4301148, 4399767, 4606905, 4606906, 4606907 and 4606971 of the Quebec Cadastre, as well as a non-registered land in the river bed of the Bousquet River, in the township of Bousquet, Registration Division of Rouyn-Noranda (see Figure 4.3). This mining lease is valid for a period of 20 years, until April 23, 2032.

4.4	Legal Surveys

The original Doyon property boundary was surveyed by J.-P. Deslauriers, A.G., in April 1978. This survey covers the south-eastern part of the actual Doyon property starting from the western border of mining lease 0695 (Figure 4.3) to the eastern limit of the claims.

The legal survey for the Westwood project mining lease B.M. 1002 was performed in 2010 by J.-L. Corriveau, A.G. This mining lease is included inside the Doyon (Westwood) property (Figure 4.3)

Others surveys were conducted over different blocks inside and around the Doyon (Westwood) property including: 1979 (J.-P. Deslauriers, A.G. – Mouska area), 1982-83 (J.-L. Corriveau, A.G. – around BM 0695), 1990 (J.-L. Corriveau, A.G. – Mouska and West areas) and 1992 (J.-L.Corriveau, A.G. – Tailing ponds areas). Maps are available in the Westwood project office.

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4.5	Requirements to Maintain the Claims in Good Standing

Fees for mining leases and tailing surface leases are due at the MRNF yearly at their dates of anniversary which are spread from April to July. A mining lease is initially valid for 20 years and may be extended for additional periods of ten (10) years. The initial Doyon Mine’s B.M. 695 was extended for a second period of ten (10) years up to July 2nd, 2020, while the Westwood mining lease B.M. 1002 was granted on April 23, 2012 for a period of 20 years until April 23, 2032.

All other mineral claims are held in good standing. In Quebec, the rent of each claim depends mainly on its holding time and location. For the Doyon (Westwood) mineral claims, the average rent per mineral claim is $27 per two (2)-year period. Work requirements per mineral claim are of $1,000 in average and any excess of work credits may be applied for subsequent renewals. To accumulate credits on mineral claims, a technical report explaining exploration activities (type, time, location, costs, results, responsible persons and utilized contractors, contractor) must be filed with the MNRF as statutory works. This report should be registered within two (2) years after the expenditures have been incurred.

In the renewal process, the excess of accumulated work credits on a claim can also be applied to renew claims located in a radius of 4.5km. For the Doyon (Westwood) property, the work credits totals over $4.2 M. As long as the regulations remain unchanged, the surplus will cover existing Doyon and Mouska mines claims for a minimum of 70 years.

The global requirement for the Doyon (Westwood) property is about $120,500 of work credits and $3,210 of rents for every two (2) years. All claims are currently in good standing until 2013, when the standard renewal process will be continued.

4.6	Titles and Obligations / Agreements

The Doyon (Westwood) property is held 100% by IAMGOLD Corporation. There are no agreements, joint venture partners, or third party obligation attached to the Westwood project.

4.7	Exceptions to Title Opinion

The author is not aware of any exceptions to the title as described above, and did not review any documentation which would indicate anything other than clear title to the property.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

4.8	Royalties and Other Encumbrances

In 1998, following the purchase of the 50% remaining interest of the Doyon property a participation right was granted to Barrick Gold Corporation. In August 2008, IAMGOLD acquired the Doyon/Westwood Royalty from Barrick Gold Corporation for US$13M. This acquisition allows future production from Westwood to be free from Royalty obligations.

4.9	Environmental Liabilities

IAMGOLD is certified ISO-14001:2004. This means that the company has implemented procedures and environmental policies that follow or are subject to all relevant Federal and Provincial Laws. From 1980 to 2009, the Doyon Mine produced 5.3 M ounces of gold from sulphide-bearing ores extracted using open-pit and underground infrastructure. Mining activity has resulted in mill tailings, sulphide-bearing mine dumps, and mine water effluent. Some of the Doyon infrastructures will be used by Westwood: the mill, the open pit for the tailings deposition and water management facilities. A rehabilitation plan was submitted to the MRNF for Doyon. It was revised in March 2010 and an updated closure plan was submitted in January 2012. The closure plan for Doyon has been approved in March 2012. Total expected closure costs are $104.7M, of which $84.7M has been earmarked for the rehabilitation of mine dumps and tailing ponds. At this time, $97.4M was given to the MRNF for financial guarantee. Rehabilitation works began in 2008 with the trucking of sulphide-bearing waste back into the inactive open-pit.

The rehabilitation plan for Westwood was submitted in March 2010. In 2012, an update of the closure costs has been sent and Westwood closure plan was approved in July 2012 by the MRNF. Total expected closure costs are $2.9M, of which $0.4M was paid to the MRNF for financial guarantee. Doyon reclaiming is not part of this budget and was not taken into account in this study.

4.10	Permits and Licenses

Permitting for exploration activities in Québec is associated with the claim staking process. For more advanced exploration projects (bulk sample, development work) a surface lease or mining lease is required.

It is expected that Westwood operations will continue to be within the parameters of the existing Doyon permits and approvals. As described in Chapter 20, project development carried out in accordance with the requirements of Directive 019 (version March 2012) on the mining industry of the Québec Ministry of Sustainable Development, Environment and Parks (MDDEP). This directive is commonly used tool for the analysis of mining projects requiring the issuance of a certificate of authorization under the EQA. The final effluent is also under the federal regulations according to the Metal Mining Effluent Regulations

Section 4.0	October 2013	4-9

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

For the Westwood project, all necessary permits were obtained for infrastructure construction, including the access road, woodcutting, electric power line, communication line and water line. All are located inside the mining lease and the existing surface leases. Certificates of authorization were obtained for the following activities: Warrenmac ramp, exploration shaft, ventilation raises, waste pad and water pound, ore extraction, sceptic installation, well for potable water and use of the former Doyon open pit for the storage of Westwood tailings.

4.11	Other Significant Factors and Risks

The author did not review any significant factors and/or risks that may affect access, title, or the right or ability to perform work on the property.

Section 4.0	October 2013	4-10

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES’ INFRASTRUDCTURE AND PHYSIOGRAPHY

5.1	Topography and Elevation

The Westwood project is located in glaciated terrain, underlain by volcanic rocks. The topography is relatively flat (less than 35 metres differential elevation) and at about 340 m above the sea level. Overburden varies from 0 to 35 metres thick. Even with good drainage (multiple permanent and intermittent creeks), the clayey soil can be water-logged during the summer season.

5.2	Vegetation

Spruce, pine, fir, larch, poplar, birch and cedars are the main varieties of the mature forest covering the Westwood area. In November 2008, the required permits were secured and woodcutting was completed over the Westwood surface lease area. As the project is close to a National Park, local wild animals are observed on the property from time to time.

5.3	Accessibility

The property is located on Arthur Doyon Road, 4 km east from the intersection of Mont-Brun Road and Arthur Doyon Road. There are presently two routes leading to this intersection:

•

From the south, the intersection is accessible via the paved Provincial road no. 117 which connects Rouyn-Noranda and Val-d’Or then 1 km towards North via the secondary paved road leading to Mont-Brun and Aiguebelle National Park (Mont-Brun Road) ;

•

From the north, the intersection is accessible via the Mont-Brun Road, which connects the paved Provincial road no. 117 and the paved Regional road no. 101 though the municipalities of Mont-Brun, Cléricy and D’Alembert.

A number of roads were developed on the property to access the Westwood Shaft site and other infrastructure. Surface infrastructure is described in Chapter 18.

5.4	Climate and Operating Seasons

The regional climate varies from dry-hot (up to 35°C) in summer time (end of June to September) to cold with snowfalls (down to -40°C) in winter (end of December to March). There is no rainy season but in the summer muddy trail conditions can slow surface exploration activities, as there is a need to avoid releasing suspended materials into the streams (environmental condition). However, access is available year-round. Climatic conditions have little effect on mine operations, although heating may be required in winter to keep ventilation infrastructure and ore bins free of ice.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

5.5	Local Resources and Infrastructure

The 120 km separating Rouyn-Noranda from Val-d’Or is scattered with producing and past-producing mining projects such as: Mouska, Doyon, Bousquet 1, Bousquet 2, Dumagami, Laronde-Penna, Lapa, Osisko and Goldex. The local workforce is recognized as skilled and experienced mine workers (miners and staff) and many suppliers are in the area. The Westwood project will be very attractive to potential employees due to its potential longevity, its accessible location and the competitive working conditions offered by IAMGOLD.

As described in Section 4.5 of this report, the excess of accumulated work credits for the Doyon (Westwood) property will cover existing Doyon and Mouska mines claims for a minimum of 100 years. The current surface rights available around the Westwood Project infrastructure (claims for Doyon and Mouska Mines) are sufficient for future mining operations, including potential tailings storage areas and potential waste disposal areas. An application for a certificate of authorization to use the former Doyon open pit as a tailings storage area was made to the MRNF in 2011. The certificate of authorization was granted on March 7, 2012.

Reliable communications, fast network links and water supply facilities are readily available at the Doyon Mine Site. These were extended to the Westwood project in 2008. 25 KV power lines were also built to supply the Westwood exploration shaft and the ventilation raise.

The nearest active railway line is located less than 10 km south of the project. The nearest active airport is the Rouyn-Noranda airport located less than 25 km east of the project.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

6	HISTORY

The first exploration activities reported on the Doyon (Westwood) property date as far back as 1910. Towards the 1930’s and 1940’s, development works (shallow exploration shafts and drifts) were instigated by the Mooshla G.M. Company over the Mooshla-A and Mooshla-B occurrences both located in the western part of the Doyon (Westwood) property (Production of Mooshla-A : 4,444 tonnes at 27.0 g/t Au). Simultaneously (1938), O’Leary Malartic G.M. Ltd was working on the Westwood occurrence in the eastern part of the Doyon (Westwood) property (surface works, shallow shaft and drifts).

The Doyon site was the subject of more intense prospecting in the 1960’s by the prospector Arthur Doyon. In 1972, it became the co-property of Silverstack Mines Company Ltd and of SOQUEM, which carried out exploration works between 1972 and 1975. In 1977, Long Lac Mineral Exploration Ltd (Lac Minerals Ltd) took over Silverstack Mines Ltd, and a drilling survey of 120 holes brought the Doyon deposit into production in February 1980. In 1983, a surface exploration campaign led to the discovery of Doyon West Zones.

Through the years, exploration efforts were mainly concentrated on the Doyon Mine. In 1986 Cambior took over SOQUEM’s mine assets, including 50% of the Doyon Mine. Exploration programs were then conducted on Doyon from underground and on the Warrenmac-Westwood areas from surface. The Warrenmac sulphide-lens was delimited at that time. In 1989, Doyon essentially became an underground mining operation. In 1994, Barrick Gold Corp. took over Lac Minerals Ltd assets and acquired its 50% interest in the Doyon mine. In January 1998, Cambior acquired Barrick’s 50% interest to become the sole owner. From 1986 to 2001 (Cambior, Lac Minerals and Barrick Gold), a total of 128 holes were drilled from the surface on the Warrenmac-Westwood occurrences. These drill holes were located South and East of the Doyon open pit on both eastern and western sides of the Bousquet Fault.

In 2002, Cambior’s Exploration team initiated geological compilation that led to target the favourable Bousquet Formation at depth where good alteration patterns were recognized. The first drilling phase from surface (2002) led to the Westwood and North Corridor mineralisation discovery at depth, on the eastern side of the Bousquet Fault. A five-year exploration program followed, targeting the favourable Warrenmac-Westwood corridor at depth. In the original scheme, project expenses for the entire program (Westwood and Mooshla) totalled $11.3 M to realize 50,000 metres of drilling and 2.6 kilometres of drift development excluding follow-up.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Finally, in November 2006, IAMGOLD Corporation took over Cambior Inc. and acquired all of its assets including the Doyon mine and Westwood project.

6.1	Ownership

Since 1978 ownership changes resulted from privatization, take over or acquisition (described above). During this time the mining concession and property borders remain approximately the same, modification being limited to within the property limits when additional blocks were surveyed for tailings disposal (claims transformation). IAMGOLD Corporation has held 100% of property interest since November 2006.

6.2	Project Expenditures

Table summarizes previous exploration activities from 1938 to 2004 for the Westwood area. Exploration expenditures prior to Cambior’s 2002 involvement have not been taken into account, however they left $4.4M of unused exploration credits on claims.

Table 6-1 : Previous (1938-2004) Exploration Drilling – Westwood

Previous Exploration Drilling Warrenmac – Westwood Area
Year	Surface/Underground Exploration	Area	Total holes	Total meters	Dimension
1938	Shaft	WW		76.2 m
1938-95	From surface and underground	WW Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m
1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ
2004	Underground	14-01/J-125/WW	6 holes	5 240 m	NQ/BQ

TOTAL			95 HOLES	57 251m

The Table summarizes recent (2004 – December 31st 2012) exploration activities and investments for the Westwood area.

Section 6.0	October 2013	6-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 6-2 : Recent (2004-2012) Exploration Works – Westwood Project

Year	Drifting (m)	Surface drilling (holes/ wedges)	Surface drilling (m)	Underground drilling (holes / wedges)	Underground drilling (m)	Costs before tax credits (C$) (x000$)
Total 2004	Lateral 752	Exploration 1 h / 5 w	4 233	Exploration 2 h	3 064	3,050
Total 2005	Lateral 910	Exploration 7 h	6 303	Exploration 9 h	9 727	3,451
Total 2006	Lateral 976	Exploration 0 h	—	Exploration 22 h	16 972	4,438
Total 2007	Lateral 915	Exploration 3 h / 2 w	1 712	Exploration 26 h	26 038	6,522
2008	Lateral 1 815	Valuation 16 h	5 655	Valuation 91 h	22 443	29,450
	Vertical —	Exploration 46 h / 15 w	17 513	Exploration 19 h / 22 w	23 191
	Raise	Engineering	1 248	Engineering	1 396
	21	4 h		5 h / 4 w
Total 2008	1 836	66 h / 15 w	24 416	115 h / 26 w	47 030	29,450
2009	Lateral	Valuation	9 491	Valuation	34 504	104,856
	3 680	24 h / 8 w		168 h / 2 w
	Vertical	Exploration	9 112	Exploration	28 400
	416	12 h / 2 w		24 h / 18 w
	Shaft/Raise	Engineering	—	Engineering	3 173
	1 117	0 h		15 h
Total 2009	5 213	36 h / 10 w	18 603	207 h / 20 w	66 077	104,856
2010	Lateral 5 953	Valuation 0 h	—	Valuation 236 h	44 367	108,373
	Vertical	Exploration	—	Exploration	29 863
	708	0 h		28 h / 15 w
	Shaft/Raise	Engineering	—	Engineering	1 187
	1 228	0 h		11 h
Total 2010	7 889	—	—	275 h / 15 w	75 417	108,373
2011	Lateral 8 497	Valuation 0 h	—	Valuation 209 h	45 928	132,795
	Vertical	Exploration	—	Exploration	27 763
	1 143	0 h		25 h / 10 w
	Shaft/Raise	Engineering	165	Engineering	519
	526	1 h		13 h
Total 2011	10 166	—	—	135 h / 7 w	74 210	132,795
2012	Lateral	Valuation	—	Valuation	45 686	214,186
	12 289	0 h		333 h
	Vertical	Exploration	—	Exploration	36 792
	2 037	0 h		59 h / 6 w
	Shaft/Raise	Engineering	—	Engineering	1 816
	473	0 h		14 h
Total 2012	14 799	—	—	406 h / 6 w	84 294	214,186
Total	Lateral 35 787	Valuation 40 h / 8 w	15 146	1037 h / 2 w	192 928	607,12
	Vertical 4 304	Exploration 69 h / 24 w	38 873	214 h / 71 w	201 810
	Shaft/Raise 3 365	Engineering 5 h	1 413	58 h / 4 w	8 091
Grand-Total 2004-2012	43 456	113 h / 32 w	55 432	1309 h /77 w	402 829	607,121

Section 6.0	October 2013	6-3

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

6.3	Doyon Historical Mineral Resource and Mineral Reserve Estimates

The Doyon Mine, adjacent to Westwood project, does not constitute the main object of this report. Historical reserves stated in this section, related to Doyon, are listed for information purposes only, do not necessarily conform to CIM definitions, and therefore are not NI 43-101 compliant. The historical reserves quoted in this section relate to historical underground mining activity on the Doyon Mine and refer to Doyon Annual Reserves Report. A description of Proven and Probable reserves is not provided in this document. They are not included in the discussion of current resources in Chapter 14 and reserves in Chapter 15 of this report.

The Doyon mine ceased production in December 2009 after almost 29 years of operation. Figure shows cumulative production and reserves. As shown in Table , a total of 31,568,610 tonnes have been extracted from the Doyon Mine for a production of 5,300,000 ounces at an average recovery rate of 94.9%.

Figure 6.1 : Cumulative Production and Reserves at Doyon Mine

Section 6.0	October 2013	6-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 6-3 : Historical Production at Doyon Mine

DOYON MINE HISTORICAL PRODUCTION

	Open Pit Mining		Underground Mining		Low Grade		TOTAL
	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade	Tonnage	Grade
Year	(m.t.)	(gr Au/m.t.)	(m.t.)	(gr Au/m.t.)	(m.t.)	(gr Au/m.t.)	(m.t.)	(gr Au/m.t.)	Onces
1980	685 745	4.30					685 745	4.30	70 124
1981	781 841	5.20					781 841	5.20	109 104
1982	1 228 370	4.90					1 228 370	4.90	152 221
1983	1 322 538	4.90					1 322 538	4.90	177 250
1984	1 086 580	5.40	12 001	8.80			1 098 581	5.44	187 222
1985	1 140 424	4.90	17 289	12.70			1 157 713	5.02	170 188
1986	1 276 508	4.80	90 344	15.10			1 366 852	5.48	212 912
1987	1 028 404	5.20	232 674	11.80			1 261 078	6.42	248 848
1988	954 356	5.20	491 823	8.80			1 446 179	6.42	279 981
1989	59 961	7.10	787 760	8.30	253 744	2.50	1 101 465	6.90	234 693
1990			832 552	9.00	189 216	2.50	1 021 768	7.80	243 452
1991			999 244	8.00	139 717	2.60	1 138 961	7.34	257 271
1992			1 064 908	7.50	90 657	2.60	1 155 565	7.12	252 112
1993			1 102 983	7.20	21 631	2.60	1 124 614	7.11	252 317
1994			1 019 835	7.20	119 025	1.60	1 138 860	6.61	233 862
1995			1 164 601	6.20	30 482	1.40	1 195 083	6.08	219 346
1996	121 625	6.40	965 992	6.10	59 150	1.20	1 146 767	5.88	209 578
1997	56 577	3.60	934 125	5.10	243 079	1.20	1 233 781	4.26	162 673
1998			1 167 091	5.30	63 528	1.00	1 230 619	5.08	192 636
1999	23 874	3.40	1 071 474	5.70	172 797	1.00	1 268 145	5.02	195 982
2000	35 080	4.40	1 125 482	5.00	34 065	1.00	1 194 627	4.87	186 422
2001			1 083 347	5.50	161 180	1.00	1 244 527	4.92	188 289
2002			1 152 142	4.60	34 462	1.00	1 186 604	4.50	163 599
2003			1 008 251	5.00	155 608	1.00	1 163 859	4.47	160 211
2004	167 201	1.60	930 365	4.40	40 653	1.00	1 138 219	3.87	136 076
2005			659 083	4.90	33 190	1.00	692 273	4.71	102 194
2006	86 877	1.40	593 216	4.90	59 402	1.00	739 495	4.18	95 416
2007			515 939	5.10			515 939	5.10	82 359
2008			328 836	6.65	536	1.00	329 372	6.64	67 400
2009			259 170	6.50			259 170	6.50	52 331
Total	10 055 961	4.92	19 610 527	6.27	1 902 122	1.64	31 568 610	5.56	5 296 069

The Doyon shaft is still in operation. It was closed from August 2011 to May 2012 for major repairs but has been is in operation since mid-May 2012. The Westwood project connects to the Doyon Shaft at Level 084. The Doyon shaft will be used to support the Westwood project development by expediting material and equipment delivery and permitting extraction waste rock until its closure, currently scheduled for 2014.

6.4	Westwood Mineral Resource and Reserve Evolution

The first resource estimation for the Westwood project was performed by the IAMGOLD Exploration Division based in Val-d’Or, QC in the first semester of 2007 (IAMGOLD Corporation, August 2007). This triggered a Scoping Study in order to evaluate the economic potential of the project (IAMGOLD Corporation, August 2007).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Other resource estimates were performed in July 2008 (IAMGOLD Corporation, February 27th 2009), in June 2009 (IAMGOLD Corporation, December 2009), in October 2010 (IAMGOLD Corporation, April 1st 2011), in May 2011 (IAMGOLD Corporation – March 5 2012) and in May 2012 (internal revision, non-published report) based on additional drilling information.

In September 2012, a seventh resources and reserves estimate was prepared by the Author based on additional drilling information. This estimate is well described in Chapters 14 and 15 of this report.

All the Westwood project mineral resource and reserve estimates provided in this technical report were prepared by the IAMGOLD personnel and conform to CIM definitions, and therefore are NI 43-101 compliant. They are included in the discussion of current resources in Chapter 14 and reserves in Chapter 15 of this report as an evolution of the Westwood mineral resource and reserve since the initial resource estimation prepared in 2007.

Section 6.0	October 2013	6-6

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

7	GEOLOGICAL SETTINGS AND MINERALISATION

7.1	Regional Geology

The Westwood project is part of the Doyon-Bousquet-Laronde (DBL) mining camp (Figure 7.1) which is located within the Southern Volcanic Zone of the Abitibi sub-province. The deposit is hosted within Archean volcanic and intrusive rocks of the Bousquet Formation (2699-2696 Ma) which is one of the youngest assemblage of the Blake River Group (BRG: 2704-2694 Ma). The DBL mining camp hosts several world class deposits (the Doyon, the Bousquet 2—Dumagami and Laronde-Penna mines). It is by far the largest gold-copper-zinc-silver producing district in Quebec Province with a total production, current resources and reserves record of more than 145 Mt averaging 5.5 g/t Au for more than 25.5 Moz.

Five deposit and occurrence styles are recognized in this camp: 1) gold-rich base metal massive sulphide lenses, 2) gold-rich vein stockworks and sulphide disseminations (Au±Cu-Zn), 3) intrusion-related Au-Cu-sulphide-rich veins, 4) shear-hosted Au-Cu-sulphide-rich veins and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins. After 30 years of exploration and mining activity, two mines are still in operation in the immediate area of the project (Mouska and Laronde-Penna). Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the Laronde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralised corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralisation to occur on the property. Moreover, the Zone 2 Extension veins at Westwood are localized at the same stratigraphic level than the Doyon Main Zone #2 veins.

7.2	Local and Property Geology

The Westwood project is located within the limits of the Doyon property (Figure ) which covers the Blake River Group (BRG) metavolcanic rocks and a part of the metasedimentary Cadillac (CG) and Kewagama Groups which are localized respectively to the south and north of the BRG. The BRG in this area is limited to a highly strained relatively thin band of metavolcanic and intrusive rocks that forms a steeply dipping (70-80°), southward-facing homoclinal sequence. The stratigraphy generally strikes east-west (N100-110°).

The Mooshla intrusion, a polyphased synvolcanic pluton, is comagmatic with the Bousquet Formation and intrudes the volcanic rocks in the western part of the property (Galley and Lafrance, 2007).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Excluding the West Zone, which is hosted within the Mooshla intrusion, most of the former Doyon mine production comes from the felsic volcanic rocks (Main Zone #2), the mafic to intermediate volcanic rocks (Central Zone) and the sericitic shear zone (Zone #1). Gold bearing VMS lenses and disseminated sulphide zones occurring in the eastern part of the Doyon property are known as the Warrenmac and Westwood showings, respectively to the west and to the east of the NE-SW trending Bousquet Fault (BF).

Figure 7.1 : Regional/local geology – Westwood project location (plan & composite longitudinal views)

The deformation is heterogeneous and varies in intensity from moderate to strong throughout the DBL mining camp. The regional foliation is east-west with dips varying from sub-vertical to 70° towards the south. The stratigraphic units and most of the mineralised zones are strongly transposed in the regional foliation. The regional metamorphism grade is transitional from upper greenschist to lower amphibolite facies.

Section 7.0	October 2013	7-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

7.2.1	Lithology and Stratigraphy

The volcanic stratigraphic column was originally divided into six units by Savoie et al. (1991). Subsequent reviews by Lafrance et al. (2003) and Mercier-Langevin et al. (2009) subdivided the units into distinguishable members based on textural and/or geochemical parameters (Figure ). From north to south (base to top of the stratigraphic column) these units are:

Unit #1 (Hébécourt Formation): This unit consists of tholeiitic basalts with pillowed, brecciated and massive flow textures with local glomeroporphyritic horizons. Numerous gabbroic sills and rare narrow argillic beds are also noted.

In the DBL, the Hébécourt Formation, which represents the base of the Blake River Group throughout the BRG, is overlain by the Bousquet Formation which is subdivided as follows:

Lower member: Tholeiitic to transitional affinity (2698 Ma).

Units #2.0: Overlying and intercalated with the Hébécourt Formation, unit #2 is mainly composed of tholeiitic quartz- and feldspar-phyric felsic rocks of intrusive origin (but initially interpreted as tuff). The Bousquet 1—Zone 6 is located in this unit.

Units #3.1 – 3.2 – 3.3: These complex units correspond to tholeiitic to transitional and mafic to felsic volcanic rocks displaying tuffaceous, breccia and flow textures and are interpreted as submarine high density flow deposits (Mercier-Langevin et al., 2008). East of the Bousquet Fault, the southern (upper) contact is not obvious with overlying units as unit #3 is in contact with similar rock types of unit #4.4. Unit #3 hosts parts of the Doyon—Main Zone (Zone 2).

Units #4.1 – 4.2 – 4.3: These units represent tuffs, breccias and flow textured rocks. Units #4.1 and #4.2 have a tholeiitic to transitional affinity and felsic to intermediate composition whereas unit #4.3 is transitional in affinity and dacitic to rhyolitic in composition. Units #4.2 and #4.3 host most of the Doyon—Main Zone (Zone 2) and parts of Westwood project’s Zone 2 Extension mineralised corridor. Part of the #4.3 unit is affected by an E-W shear zone which pinches at depth and eastward from the Doyon mine area. This shear zone (hosting the Doyon—Zone 1) deforms several rock types (units #4.2, 4.3 and the base of 4.4) and it is described herein as the sericitic schist.

Units #4.4: This heterogeneous unit presenting a transitional affinity is essentially composed of mafic to intermediate tuffs, volcanic breccias and lavas. This unit hosts the Bousquet 1—Zones 4 and 5 as well as the Westwood project’s North Corridor and a part of the Zone 2 Extension corridor.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Units #4.5: Overlying the unit #4.4, we have the unit #4.5 which has a transitional affinity and is essentially composed of dacitic to rhyolitic tuff and flows with local feldspar crystals. This unit hosts the Westwood project’s Warrenmac-Westwood corridor.

Figure 7.2: Doyon-Bousquet-Laronde regional stratigraphy (from Mercier-Langevin et al. 2009)

Upper member: Transitional to calc-alkaline affinity (2698-2696 Ma).

Units #5.1 – 5.2 – 5.3: Mainly composed of dacitic to rhyolitic lapilli to blocky tuffs with common feldspar porphyry and, in unit #5.3, blue quartz phenocrysts. These units, that have a transitional to calc-alkaline affinity, host Bousquet 1—Zones 1, 2 and 3, all Bousquet 2—Dumagami zones and Laronde-Penna Zones 7, 6, 20N and 20S.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Unit #5.4: This andesitic to basaltic and transitional to tholeiitic unit could be of volcanic or intrusive origin. Initially encountered only on Laronde and Bousquet properties, it is now also recognised on the Doyon property. Its distribution in the hanging wall of the Warrenmac-Westwood corridor is variable. At Laronde, this unit seems to be spatially related to the Zone 20N and 20S.

The Blake River Group is, to the south, in stratigraphic or structural contact with the Cadillac Group meta-turbidites.

Mooshla Intrusion: In the western part of the property, units #3.1 – 3.2 – 3.3 and #4.2 – 4.3 are intruded by the polyphased synvolcanic Mooshla intrusion. The intrusive dioritic phase (northern part) hosts the Mouska—Main Zone while the upper tonalite/alaskite phase to the south hosts the Doyon—West Zone. The Mooshla intrusion will not be further discussed in this report.

Figure shows a geological plan view of the Westwood project while Figure shows a South-North cross-sectional interpretation of the Westwood deposit.

Figure 7.3: Geological Map – Plan view of Level 084

Section 7.0	October 2013	7-5

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 7.4: South-North cross-sectional interpretation of the Westwood deposit

S
N
6000N
7000N
Westwood Ventilation Raises
Warrenmac Ramp
Schist
Warrenmac lens
Westwood Shaft
Level 036 (-360m)
U6.2
U6.2
U5.2
U5 1
U4.4
U4-1 - U4.2 - U4.3
U3.3
U2.0
U1.1
Level 060 (-600m)
Bousquet Fault
Level 084 (-886m)
Westwood lens
4000Elev
Level 104 (-1040m)
Zone 2 lens
SEDIMENTS
Level 132 (-1320m)
Level 140 (-1400m)
North Corridor lens
Level 156 (-1560m)
U1.1
Bousquet Fault
Level 180 (-1800m)
U2.0
Doyon Fault
3000Elev
U6.2
U6.2
U5.2
U5.4
U4-1 - U4.2 - U4-3
U3.3
1GA
U1.1
IAMGOLD
PROJET WESTWOOD
Section 14380E
U1.1 Basalts
U2.0 Porphyric volcanics and basalts
U3.3 Mafic - altered lapilli volcanics
U4.2 Felsic - altered volcanics
Schist Sericitic Schist
1GA Alaskite Doyon(Mooshla intrusion)
U4.4 Mafic volcanics
U5.1 Intermadiate-felsic - altered volcanics
U5.2 Felsic - lapilli volcanics
U5.4 Basalt - gabbro sill in unit 5.2
U6.2 Basalt - gabbro sill in sediments
SED Graywackes and sandstones

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

7.2.2	Structural Geology

All lithologies of the DBL mining camp have been affected by a north-south compression event, which resulted in a sub-vertical to steeply south dipping east-west schistosity. High-strain anastomosing east-west corridors are observed throughout the property. Outside of these narrow corridors, primary volcanic textures are typically well preserved.

A dominant east-west deformation zone presents on the Doyon property is marked by a sericitic schist, with highly deformed rocks occupying a true width of up to 150 metres. The deformation affects completely or partially felsic (#4.2-#4.3) and mafic (#4.4) units. The schist dips at about 65º towards the south. The intensity of deformation and associated sericitization appear to reduce with depth. East of the Bousquet Fault, deformation and alteration seem to decrease and to disappear 250 metres east of the fault.

Late conjugate brittle faults (NE-SW and NW-SE) and joints occur throughout the Doyon property. The most significant ones are the Doyon Fault (NE-SW orientation and ±50°SE dip) and the Bousquet Fault (NE-SE orientation and ±80°SE dip). The latter shows an apparent sinistral displacement of about 300 metres that affects Warrenmac-Westwood’s mineralised zones. The vertical movement related to this fault is not well-documented but seems negligible based on field observations.

7.2.3	Alteration

The Westwood area covers three pervasively altered, east-west trending mineralised corridors that are stacked from north to south and located midway between the Doyon and Bousquet 1 deposits. A recent study (Wright-Holfeld et al., 2010) reveals that those three corridors share some similarities with each other in terms of alteration assemblages. The alteration minerals described in the Westwood deposit area are the result of an upper greenschist / lower amphibolite facies metamorphism of previous synvolcanic alterations.

Zone 2 Extension footwall and hanging wall proximal alteration is composed of a quartz-pyrite-sericite-plagioclase assemblage who is overprinting a chlorite-biotite-muscovite±garnet background assemblage. North Corridor footwall shows a quartz-sericite-chlorite±garnet with little biotite-calcite distal alteration assemblage while the hanging wall presents a quartz-muscovite-biotite-chlorite±garnet distal alteration assemblage, both overprinted by a proximal sericite-quartz-pyrite alteration assemblage. The footwall of the Warrenmac-Westwood corridor is marked by a distal quartz-muscovite-calcite-garnet alteration with addition of plagioclase and titanite in the hanging wall which is overprinted by a proximal quartz-sericite-pyrite alteration assemblage. An aluminous alteration assemblage composed of Zn-rich staurolite,

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

kyanite and andalusite with quartz, sericite and pyrite is replacing the typical alteration assemblages cited above at depth (> 2km) and to the east of the Bousquet Fault within the Warrenmac-Westwood corridor This alteration assemblage is similar to the one found at depth in the Laronde Penna deposit and in the Bousquet 1 deposit. Multiple geochemical samples were collected during the drilling campaigns but final interpretation has not yet been completed.

7.3	Mineralisation

Mineralisation observed in the camp is mainly associated with units #4.2, #4.3, #4.4, #5.1, and #5.2 of the Bousquet Formation. These units host gold-rich VMS-type semi-massive to massive mineralisation such as the Bousquet 1, Bousquet 2 and Laronde deposits and the Warrenmac-Westwood corridor and gold-sulphide vein-type mineralisation such as Zones 1 and 2 at Doyon and Zone 2 Extension at Westwood.

Excluding the Doyon Mine area, mineralisation in the Westwood deposit consists of multiple horizons grouped in three distinct mineralised corridors from North to south (Wright-Holfed et al., 2010; Mercier-Langevin et al., 2009): the Zones 2 Extension corridor, the North Corridor and the Warrenmac-Westwood Corridor. Gold is generally associated with the presence of base metal sulphides in each corridor.

The Zone 2 Extension mineralisation consists of quartz-pyrite veins and veinlets with variable but usually minor amounts of chalcopyrite and sphalerite. They are generally less than 15 centimetres thick and are hosted in sericitized wall rock containing 2 to 10% disseminated pyrite. The vein system is roughly oriented N85-105° with a dip varying between 60-70°S and is slightly discordant to the regional foliation and S0 planes (direction and dip). Free gold, at the origin of high-grade values, is frequently observed in those veins which are located within the respectively felsic and mafic volcanic units #4.3 and #4.4. The veins are highly strained and associated with a proximal sericite-pyrite-quartz-±garnet alteration assemblage. Analogies with the Doyon Mine’s intrusion-related Zone 2 may reflect a similar origin.

The mineralisation setting of Zone 2 was exposed in late 2008 over a distance of 225 metres and showed better continuity than expected (Figure ). Mapping confirmed that the mineralisation is slightly oblique in both strike and dip relative to the stratigraphy. The mineralisation distribution and/or ore shoot patterns remains partly misunderstood since visible gold-rich accumulations were intersected immediately adjacent to low-grade gold values in drill holes. Our knowledge of the mineralisation distribution and orientation will continue to increase with further data acquisition, additional underground development and studies in progress.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 7.5: Zone 2 Extension corridor block-test mining of the Z230 Vein

The North Corridor mineralisation is characterized by quartz-pyrite veins and/or concentrations with locally abundant sphalerite-chalcopyrite±pyrrhotite when approaching the Warrenmac-Westwood Corridor. The amount of sulphide is variable within centimetre- to decimetre-wide veins and veinlets. The system is generally parallel to the Zone 2 Extension corridor with a dip ranging from 70-80°S and is also weakly discordant from the regional foliation. Occasional free gold is also present in the veins. Mafic to intermediate volcanic rocks (unit #4.4) host the North Corridor. Some veins share some analogies with the Zone 2 Extension corridor veins while others are comparable to Warrenmac-Westwood veins, suggesting different, multiple or hybrid origins.

The Warrenmac-Westwood corridor consists of auriferous semimassive to massive sulphide lenses, veins and disseminations containing variable but significant amounts of Cu, Zn and Ag (Mercier-Langevin et al, 2009). The mineralisation is characterized by pyrite – sphalerite – chalcopyrite – pyrrhotite veins, stringers and massive sulphides associated with variable amount of quartz and rare visible gold and galena. The sulphides are also enriched in the epithermal suite of elements (e.g. As, Sb, Bi, Pb, Se, Te, and Hg). These ore zones are a few centimetres to more than 50 centimetres thick in a disseminated

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pyrite- and sericite-rich altered halo reaching thicknesses of up to 10 metres. Local massive to semimassive sulphide lenses ranging from 1 to 14 metres are also observed within the corridor (Figure ). This corridor is thought to be a gold-rich volcanogenic massive sulphide horizon. The system is generally parallel to the Zone 2 Extension and North Corridor with dip ranging from 70-80°S, also weakly discordant to the regional foliation.

Figure 7.6: Warrenmac banded massive sulphide lens

Gold distribution is variable throughout the Warrenmac-Westwood corridor, however significant association with sphalerite and/or chalcopyrite is frequently observed. The zinc and copper distribution remains misunderstood. High content in zinc is observed to the west of the Bousquet Fault whereas to the east of the fault the upper levels are generally richer in zinc while the copper content increases at depth. Occasional syn-deformation and spatially related to the ore horizons black quartz veins with chalcopyrite traces return gold values, but not systematically (Figure 7.6) along both sides of the massive sulphide lens).

The Warrenmac-Westwood corridor is located at the same stratigraphic level, in the lower part of the upper member of the Bousquet Formation, on each side of the Bousquet Fault. As mentioned before, this post main deformation event late fault affects the mineralisation with a sinisterly apparent movement.

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The Federal Government (Geological Survey of Canada) is in the final stages of an important multidisciplinary study (e.g. oxygen isotopes, sulphur isotopes, U-Pb geochronology, etc.) that aims to better understand the geological and metallogenic evolution of the DBL camp. Their goal is to determine whether these ore zones represent a transitional system and metallogenic link between the syn-magmatic Au-Cu veins of the Doyon deposit to the west, and the volcanogenic sulphide veins, stockwerks, lenses and disseminations of the Bousquet 1, Bousquet 2—Dumagami and Laronde-Penna deposits to the east. Moreover, a Ph.D. student is currently working at the deposit scale to better define the volcanic architecture of the Westwood deposit area. The study’s goals are to create a genetic model of formation for the Westwood deposit and to understand the spatial distribution of the different mineralised corridors.

7.4	Geochemistry

Geochemical data interpretation is underway. The main alteration styles are listed in Section 0. Regional data ratios established in the 2000’s are still very helpful to discriminate lithology alteration trends and plunges as well as favourable stratigraphic corridors and metallic associations. The database was recently updated and studies are still ongoing.

7.5	Geophysics

The Westwood area has been surveyed with most of the traditional geophysical prospecting methods including ground magnetic, aeromagnetic, VLF, Induced Polarization (IP) and pulse-EM in drill holes. Compilation maps were produced and are available on site.

In the last five years, the INFINITEM-method was used in selected deep holes to help locate major conductors within the favourable volcanic sequence. These holes are starting from 900 metres below surface to a 2km depth and required huge loops to induce a sufficient electromagnetic field to detect conductors. Some weak in-hole and off-hole anomalies were detected and can be explained by pyrite concentrations and veins within known mineralised corridors.

In 2008, an INFINITEM test-survey was conducted in 3 short holes crossing and adjacent to the Warrenmac lens. The test was inconclusive due to the pyrite type encountered and the high sphalerite content.

After the survey of the Warrenmac lens we can conclude that because of the weak sulphides conductivity and the high operating costs, the application of this method is inadequate for the investigation at depth.

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8	DEPOSIT TYPES

8.1	Deposit Types

The origin of the gold in the Doyon-Bousquet-Laronde (DBL) mining camp has been extensively debated in the past and three models have been proposed: synvolcanic, multi-stage, and syn-deformation. Recent and current studies of the Laronde-Penna deposit, Westwood ore zones, and Mooshla intrusion mineralisation, combined with the geological synthesis of the DBL mining camp (Mercier-Langevin et al., 2009), have provided further insights into the synvolcanic model for the introduction of the gold.

Five deposit and occurrence styles are recognized in this camp: 1) gold-rich base metal massive sulphide lenses (Laronde-Penna, Bousquet 2-Dumagami and Warrenmac lens), 2) gold-rich vein stockworks and sulphide disseminations (Bousquet 1, Westwood and Ellison);, 3) intrusion-related Au-Cu sulphide-rich vein systems (Doyon, Mooshla-A), 4) shear-hosted Au-Cu-sulphide-rich veins (Mouska and MicMac) and 5) syn-deformation auriferous quartz-pyrite-tourmaline veins (Mooshla-B)

On the Westwood project, Zone 2 Extension mineralisation share similarities with the Doyon mine intrusion-related veins system while the Warrenmac-Westwood Corridor may be related with the volcanogenic massive sulphide lenses of the Laronde-Penna and Bousquet 2-Dumagami mines. The North Corridor mineralisation shows hybrid characteristics between the two previous corridors.

8.2	Investigation Concept

All mineralised structures of the Westwood project are generally parallel in all three (3) mineralised corridors at N85-105° / 60-80°S which is slightly discordant to the regional stratigraphy and foliation in direction and dip (±15°). For now, known mineralised zones are hosted in units 4.2, 4.4 and 5.1. Generally the holes are planned and drilled according to the localization of the drilling bays with azimuths ranging from 45-90° from the mineralised structures and the dips usually range between +45 and –65º. Plunges of the mineralisation are also considered to determine the targets. Recent exploration South to North drill holes are drilled from the southern bays of the 084 level with dips reaching -85° since mid-2010 to target the deepest extensions of the mineralised zones. Since the end of 2011, North to South exploration and valuation drill holes are also drilled from level 104 (1040 metres deep), level 132 (1320 metres deep) and level 140 (1400 metres deep) with dips ranging between +45 and –45º to delineate the existing known mineralised lenses and to target unexplored areas located West, East and under the actual mineralised zones.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

A main regional structure, the Bousquet Fault, affects the lithologies and mineralisation of the Westwood project. The fault crosses the targeted area following a ±NE direction and dipping steeply to the SE at ±80°. That fault shows a sinistral apparent displacement of about 300 metres. Vertical movement is not well-documented until now but seems negligible based on field observations. Movements due to the fault have to be considered during the planning but since the mineralised corridors parallels roughly some well-defined and easy to follow lithologies, it becomes relatively easy to target the corridors on both sides of the Bousquet Fault.

Gold distribution is variable throughout the three (3) mineralised corridors (Zone 2 Extension, North Corridor and Warrenmac-Westwood) since visible gold is frequently present in those three zones. Furthermore, significant gold values associated with sphalerite and/or chalcopyrite are also observed. The exploration and valuation drilling programs are thus based on identification and delimitation of the sulphur-bearing structures as well as the gold-bearing vein structures.

There is excellent potential for gold-rich VMS mineralisation to occur on the property. Recent scientific works (Mercier-Langevin et al., 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the Laronde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralised corridor at Westwood; Particularly unit 5.2, now recognized on the property (Figure ), which hosts the Laronde’s 20 North lens. Therefore some holes drilled from North to South are selected to cover at a regular spacing (±200m) all the sequence up to the sediments as some significant ore zones have been discovered higher in the stratigraphy at the Laronde-Penna deposit.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

9	EXPLORATION

Most of the exploration works performed on the Westwood project since the 1930’s come from diamond drilling programs (see Chapter 6 for the exploration history and ownership). Through the years, major exploration efforts were concentrated on the Doyon Mine site but since 2002, the focus has turned to the gold-rich VMS potential of the Blake River Group, especially in the Warrenmac-Westwood area. The stratigraphy in the area is well defined (Bousquet Formation) and host-rocks are comparable to the ones hosting gold and VMS mineralisation at the Bousquet 2-Dumagami and Laronde-Penna mines located a few kilometres East of the Westwood project.

Since 2002, surface infrastructures and underground development have carried on to support exploration diamond drilling works. Highlights of activities completed or still in progress are:

•	Development of 2.89 km of exploration drift towards East (Westwood occurrence) starting from level 14 of Doyon mine, now named Westwood main drift, level 084 (840m below ground surface);

•	Some Pulse-EM and INFINITEM geophysical surveys conducted in selected holes;

•	An increased power capacity to feed seven underground drills;

•

Development of an second exploration drift started from the Westwood main drift (level 084) to reach the southern part of the project, crossing the three Corridors and the Bousquet Fault, and permitting better access for drilling;

•	Sinking of an exploration shaft started in 2008 which reached 1931m below the surface at the end of December 2012;

•	Sinking of the Warrenmac ramp between 2008 and 2010 from the surface to level 036 (360m below ground surface);

•	Raise boring for ventilation;

•	Development of the stations 036 started from Warrenmac ramp and stations 060, 084, 104, 132, 140, 156 and 180 from Westwood shaft;

•

Development of ramps between levels 036, 060, 084 and 104 and other access development (lateral, vertical, shaft, raise), including the Warrenmac ramp, the Westwood shaft and levels 036, 060, 084, 104, 132 and 140;

•	Surface building construction: head frame, production hoist, service hoist, hoist room, surface silo;

•	Surface infrastructures construction: mine water pond with a capacity of 7,200 m3, a waste rock dump with a capacity of 45,000 m3;

•	Two bulk samples on level 084 (Z230 lens) to confirm grade and mining method;

•	Hydrostatic plug installed on level 12 of Doyon mine to block up this portion.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Other exploration works on the Westwood project include:

•	Exhaustive surface mapping of the Doyon (Westwood) property by Mr Armand Savoie, M.Sc.Geo., Geologist Responsible of Mineral Resource and Reserve in mid-1980’s;

•	Underground mapping of parts of Westwood exploration drifts since 2004 by the Westwood geologists and technicians;

•

Since 2004, geochemical samples are taken on a regular basis along drill holes to characterize alteration and rock composition. For most part of the exploration holes (large spacing) samples corresponding to a 10-20cm piece of core are taken at about every 30m mainly in units 4.2 to 5.2. Samples are sent to ALS Chemex laboratory to be analysed for whole rock and some traces elements. Over the years, a geochemical database of about 5,025 samples, has been built up and frequently used by geologists to distinguish facies and sporadically used by master’s degree and doctorate students.

•	In 2008-2009, surface mapping of outcrops located in the vicinities of the Warrenmac ramp portal, Westwood shaft and raise boring collars;

•	Stratigraphic interpretation of the Warrenmac-Westwood ore zones by Geological Survey of Canada in 2009 (Geological Survey of Canada, CR 2009-3).

•

A. Wright-Holfeld master’s degree, preliminary version registered in February 2011 (A. Wright-Holfeld, “The geology and geochemistry of the world-class Westwood Deposit, Abitibi Subprovince, Québec, February 2011)

•	Ph.D. thesis, “Géologie du gisement aurifère polymétallique Westwood, Abitibi, Québec” (preliminary title) started in summer 2010 by D. Yergeau, is underway and should be completed at the end of 2013.

•

In summer 2011, outcropping of the surface extension of the Warrenmac lens has been done. It corresponds essentially to the area outcropped in the early ’80. Mapping and sampling was done in summer 2012.

IAMGOLD has been the project operator from the outset. Staff are employed by IAMGOLD and report directly to IAMGOLD.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

10	DRILLING

10.1	Previous drilling works

Exploration and diamond drilling works began in the 1930’s and 1940’s in the Westwood areas. Table summarizes the drilling works performed on the Warrenmac and Westwood areas from the 1930’s to 2004.

Table 10-1 : Previous drilling works (1938 – 2004), Westwood

Previous Exploration Drilling Warrenmac – Westwood area
Year	Surface/ Underground Exploration	Area	Total holes	Total metres	Dimension	Companies
1938	Shaft	WW		76.2 m		O’Leary Malartic G.M. Ltd
1938-95	From surface and underground	WW Cadillac Group North Zone	47 holes 2 holes 5 holes	23 604 m 252 m 1 290 m	Siscoe Gold Mine (1930’s and 1940’s)

Silverstack Mines Company Ltd & SOQUEM
(1972-1977)

Long Lac Mineral Exploration Ltd &
SOQUEM (1977-1986)

Long Lac Mineral Exploration Ltd & Combior
(1986-1994)

Combior & Barrick Gold Corp. (1994-1995)

1995	Surface	Schiste / WW	6 holes	6 430 m	BQ/NQ	Combior & Barrick Gold Corp.
1996	Surface	Warrenmac	10 holes	3 283 m	BQ/NQ	Combior & Barrick Gold Corp.
1999	Surface	Schiste / WW	2 holes	864 m	BQ/NQ	Combior
2001	Surface	Schiste / WW	7 holes	5 661 m	BQ/NQ	Combior
2002	Surface Underground	Schiste / WW Schiste / WW	6 holes 2 holes	5 855 m 1 989 m	AQ/BQ/NQ NQ	Combior
2003	Underground	10-2/J-125	2 holes	2 707 m	NQ	Combior
2004	Underground	10-01/J-125/WW	6 holes	5 240 m	NQ/BQ	Combior

TOTAL			95 HOLES	57 251 m

10.2	Recent and Current Drilling Programs

An aggressive underground exploration program which initially included 2.6 kilometres of drift development towards East from the Doyon mine was initiated by Cambior in 2004 and remains in progress. The program objectives are to explore the favourable stratigraphy at depth on both sides of the Bousquet Fault. To date, all underground drill holes on the Westwood occurrence have been performed by Orbit Garant Drilling.

By the end of 2007, the underground electrical capacity, of the level 084, was increased to support more equipment. Current power installation is sufficient to feed eight drills. In 2008, nine electric drills (6 from underground and 3 from surface) were running simultaneously most of the time on the project. In 2009, exploration and valuation drilling carried on with eleven electric drills (8 from underground and 3 from surface). Since 2010, drilling all categories has been exclusively done from underground development with nine to eleven electric drills. Underground drilling was performed from levels 036, 060, 084, 104, 132 and 140 and from Warrenmac ramp.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Two sizes of diamond drill core, NQ and BQ, are used on the project. The NQ is the size usually used for all types of drilling. It helps to have a better control of the deviation, to enhance the recovery in strongly sheared or fractured rock, to pass through major faults and to increase the quantity of material assayed per sample considering a free gold environment.

When the maximum depth penetration is reached for the NQ-size, drillers reduce to BQ-size. To date, exploration holes length varies from 800 metres to 2.2 kilometres. In 2008, Orbit-Garant built an innovative rig capable of achieving 2.5 km depth penetration. Since then a second one has been built. Two drills of that capacity are currently active underground.

The deviation is often difficult to control depending on the relation (direction/dip) between holes and the regional foliation. At sharp angles, holes tend to lift while at more open angles, the tendency is to deepen. In the case of deep holes, wedges (conventional and retractable) are often used to reach upper targets because it is easier to control the deviation. It is also the best way to duplicate intersections obtained from the parent hole.

Control drilling has also been tested in 2010 in one hole to reach a precise target at ±50 metres. Tech Directional Services was the contractor chose to perform the test. The “Devico” technique used has permitted a stronger deviation in a desire direction using sophisticated technology. The result has been partially positive since a good deviation was obtained but the test stopped due to the ground difficulties.

All exploration and valuation holes are surveyed, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the exploration hole or after a group of completed valuation holes. Down hole surveys are performed at nominal 50 metres down hole intervals with Reflex or Flexit tools depending on the availability of the instrument. Rare readings were taken with a Pajari tool while other surveying instruments were away for maintenance.

Overall, the core recovery is usually very good (>95%) but for the main fault zone and the sericitic schist intervals recovery may locally decrease to 50%. Even when the recovery is good, the RQD is generally poor within the main fault zone area.

There was no new geophysical survey performed in holes from 2009 to 2012 considering the results obtained in 2008, as mentioned in section 0.

Section 10.0	October 2013	10-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

10.3	Methodology

Figure presents the workflow for diamond drilling programs. The methodology presented in the next sub-sections as well as Chapters 11 and 12 refer to this workflow.

Figure 10.1 : Workflow for diamond drilling programs

10.3.1	Planning

In the Westwood database, each drill hole has a unique sequential identification that is linked to the year it was drilled (e.g. R15300-12 for underground hole drilled in 2012). Exploration and valuation holes are not differentiated.

Based on the initial drilling program planned under the supervision of the Chief-Geologist, the Westwood geologists typically design drill hole directly onto the relevant vertical sections using GEMCOM GEMS. Underground drill holes are identified by the prefix “R” while surface drill holes are identified by the prefix “S”. All planned and completed drill holes are stored in a unique GEMS GEOddhWW workspace. Planned drill holes are identified by a true Boolean in GEMS’ GEOddhWW workspace (field “Planning”).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Information such as drill hole azimuth, dip, length and special comments are noted in the appropriate areas in GEMS’ GEOddhWW workspace. Most holes are planned and drilled with azimuths perpendicular to the deposit lithology, so parallel to the project’s associated vertical sections (350 / 020º or 160 / 200º ) and the dip usually ranges between + 45 and – 65º.

Prior to drilling, a plan is printed and sent to the contractor’s supervisors and drillers. The plan shows the holes location, its azimuth, dip and planned length as well as all the controls needed during drilling. A copy of the plan is kept in the Westwood Exploration-Geology Department files.

The grid spacing for exploration drilling is 80x80 metres and larger while the spacing for valuation drilling is 10x10m to 40x40 metres.

10.3.2	Drilling

The contractor sets the diamond drill onto the collar and aligns the drill with the help of the front and back sights that were fixed in the walls by the Westwood surveyors prior to drilling. All drill holes are surveyed in the first 15 metres using the single shot function of the Reflex or Flexit tools to ensure that the planned orientation and dip of the hole is respected. The hole is stopped and a new hole is collared a few centimetres away if the deviation from the planned azimuth and/or dip is too great.

All exploration and valuation holes are surveyed by the Westwood surveyors, in direction and dip, at the collar and while drilling is in progress. Collar coordinates are obtained in 3D from a total station TCR-1105 (Leica) instrument after the beginning of the exploration hole or after a group of completed valuation holes. Down hole surveys are performed by the drilling staff at nominal 50 metres intervals with Reflex or Flexit tools depending on the availability of the instrument.

Core is placed by the drillers into wooden core boxes, prior to being transported to the core shack. Core boxes are transported by piling the boxes on a flat car which is pulled by a train to the shaft station and then sent to the surface by the shaft cage and then to the core shack.

Upon completion, drill holes are identified with plastic bags containing their identification. The bags are inserted into the collar for future identification needs.

Section 10.0	October 2013	10-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

10.3.3	Core Logging and Sampling

At the core shack, the core is washed to remove the drilling fluids and residues. Drill holes are systemically photographed prior to logging and sampling and all pictures are stored daily on a local server.

Geotechnical logging is first carried out based on geotechnical parameters that were determined by Golder Associates Ltd. (hereafter Golder) in collaboration with the IAMGOLD Westwood geology department in order to calculate a RMR (Rock Mass Rating system) to classify the quality of rock mass. As such, the core recovery, the RQD and the breakability, hardness, alteration and schistosity intensities are recorded by the IAMGOLD geologists with an aim of optimize the comprehension of rock mass deformation. The collection of data is completed on each exploration drill hole and on a selection of valuation drill holes, particularly those in the sector of Bousquet Fault and on Z2-30 ore sill development.

The core logging is performed by the geologists to describe in details the lithology, alteration, sulphur content, texture, core recovery, structure and veining. The geologists are also responsible for the sample selection. The sample intervals are marked by the geologists and the sample tags are placed at the end of the sample interval.

The Zone 2 Extension and North Corridor mineralisation consists of quartz – sulphurs veins and veinlets generally less than 15cm wide. The Warrenmac-Westwood mineralisation consists of auriferous semimassive to massive sulphide lenses ranging from few centimetres up to 10 metres wide (true width). The sample intervals are usually 1 to 1.5 metres wide, and sometimes 0.5 metre wide to analyse separately two or more close mineralised structures.

The logging data (geotechnical and core data as well as samples ID) is recorded in an Access database (located on a local server) using a logging program developed by GEMCOM SOFTWARE INTERNATIONAL INC. and transferred daily in a SQL database (SQL server). This SQL database is also accessible by the geologists using the software GEMCOM GEMS (GEMS’ GEOddhWW workspace as discussed in section 10.3.1).

After logging is completed, the geological technicians (samplers) split the core for sampling (See Section 11.1).

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10.4	Drilling Results

The Westwood project potential remains very significant. The 2012 exploration drilling increased the information coverage over and below the level 084 (former 14th Doyon’s level) on both sides of the Bousquet Fault. The continuity and lateral extent of the known mineralised lenses were better defined. The valuation drilling program on Zone 2 Extension delineated greater mineralisation continuity than expected, although the grade distribution appears quite variable inside the lens.

Additional blocks were delineated or reinterpreted closer to surface and at depth while others were abandoned due to a lack of good grades. Some isolated intercepts continue to require follow-up. The 2012 drilling programs, from new access, increased our confidence in the mineralised zones in terms of continuity and grades. The internal 2008 scoping study was based on quality mining rather than volume; since June 2009 resources calculations have been performed over 2 metres true width using new capping and cut-off grades (see section 14.0) to reduce dilution.

Good potential exists to find more resources on both sides of the Bousquet fault especially at depth and to the west on the three mineralised corridors (Zone 2 Extension, North Corridor and Warrenmac-Westwood Corridor). On the eastern side, new mineralisation contours still require further definition and currently known zones remain open at depth.

The 2013 exploration programs will pursue at closer spacing (80 m X 80 m) for shallow depth (500m down the 084 level) and large spacing at great depth. New access will allow more valuation drilling on the three corridors for the same period. Around 88,000 metres of drilling have been planned for 2013 in all drilling categories.

Figure and Figure illustrate the new developments and new interpreted mineralised ore zones in plan view and section looking north-east respectively. Schematic longitudinal of the three mineralised corridors showing the resources blocks distribution / stacking regarding each other, are presented in Figure to Figure .

Section 10.0	October 2013	10-6

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 10.2: Plan view level 084 (±20m), actual development, drill holes and mineralised zones projection

Westwood Main Drift
Westwood Shaft
Bousquet Fault
A
Zone 2 Extension Corridor
A'
B
North Corridor
B'
C
Warrenmac-Westwood Corridor
C'
Ventilation Raise
Westwood South Drift
Bousquet Fault
500 m
N

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 10.3: North-east inclined view showing mineralised blocks and main actual development

Section 10.0	October 2013	10-8

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 10.4: Composite longitudinal section A-A’ of Zone 2 Extension Corridor

Westwood Project
Composite Longitudinal Section A-A' of
W
E
Doyon Mine
Zone 2 Extension
5000 m
Main Pit
Zone 1
Level 8
Doyon Fault
Level 036
Level 060
Level 084
Exploration Drift
Level 104
Planned level (132)
N140 loading
Planned level (156)
Bousquet Fault
Doyon Property Limit
Diabase Dyke
4000 m
3000 m
2.5 km
3.0 km
Z217
Z226
Z214
Z216
Z230
Z225
Z215
Z212
Z213
Z218
Z220
Z222
0
250m
13000E
15000E
16000E
Results - End of Sept. 2012
IAMGOLD
Legend
(Au in g/t / 2 meter min. Horizontal width)
Small = previous complete hole
Below 1 g/t
1 to 3 g/t
3 to 10 g/t
Above 10 g/t
No min. Zone
(cut by Bousquet Fault)
Underground hole
Surface hole
Assays pending
Hole in progress
PROJECTED
Mineralized contour Sept. 2012
Mineralized zone name
Future shaft location

Section 10.0	October 2013	10-9

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 10.5: Composite longitudinal section B-B’ of North corridor

Section 10.0	October 2013	10-10

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 10.6: Composite longitudinal section C-C’ of Warrenmac-Westwood Corridor

Westwood Project
Composite Longitudinal Section C-C' of
Doyon Mine
Warrenmac-Westwood Corridor
W
E
Zone 1
Level 8
Level 036
Level 060
Level 084
Exploration Drift
Level 104
Planned level (132)
Level 140
(loading)
Planned level (156)
Doyon Fault
Diabase dyke
Doyon Property Limit
Ww27
Ww25
Ww10
Ww20
Ww23
Ww47
Ww28
Ww31
Ww29
Ww37
5000 m
4000 m
3000 m
2500 m
2.5 km
3.0 km
13000E
14000E
15000E
16000E
IAMGOLD
Legend
Results - End of September 2012

Section 10.0	October 2013	10-11

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

11	SAMPLE PREPARATION, ANALYSES AND SECURITY

Core samples are collected at the drill site and stored in closed wooden core boxes. They are delivered to the core shack facility on surface by the contractor and/or mine personnel where they are received by mine geology core shack technicians.

The mine site is monitored by close-circuit video cameras and has a security guard posted at all times at the entrance. The core shack is in an area restricted to the geology department personnel and entry is controlled via a digital key.

11.1	Core Shack

All core logging and sampling takes place in the core-shack and drill holes are photographed prior to sampling.

While logging, the geologist selects and indicates sample intervals by marking the beginning and end of each sample interval on the core with coloured lines/arrows. The geologist places a sample tag at the end of each sample interval that he wants to assay for gold and add indications on the tag if he requests assays for silver, copper and zinc and/or a density test. The tags used for sampling consist of a unique numbered sequence of printed paper tags. The geologist also indicates if the interval should be sawn in half in case we want to keep half the core for future reference or for acid generation and flotation tests. The rest of the core is discarded or kept for future reference depending on the density of the information required.

Following logging, technicians saw the core in half if needed and put the core and their sample tag in a plastic sample bag identified with the sample number as the sample tag. The sample bag is also colour coded to indicate the type of analysis to be done, put in a box, listed and then delivered to the laboratory along with a submittal sheet.

11.2	Laboratories

The assaying of the core samples are performed almost exclusively on site by the Westwood personnel. The onsite laboratory is located within the IAMGOLD’s Doyon mine – Westwood project complex and is part of the ISO14001 certification of the Doyon Mine site. All working procedures are written in detail and internal and external audits are performed regularly.

Section 11.0	October 2013	11-1

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From time to time, if the internal laboratory’s capacity is exceeded or when re-assays are required as per the QA/QC studies, samples are sent to Laboratoire Expert Inc. laboratory located in Rouyn-Noranda (40 Km east the property). The latter is certified for Gold, Silver, Copper, Zinc, Palladium and Platinum (PEA-LAM 2011).

For both laboratories, samples received are then validated against the submittal sheet so lab technicians can verify that no sample is missing. The samples are then registered and stored as soon as possible.

11.2.1	On-site Laboratory

Official written procedures are made available at the on-site laboratory to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in an Oracle database server. This database is part of the daily backup maintenance execute by the IT department.

1.2.1.1	Sample Preparation

The methodology and workflow for the sample preparation presented in the next sub-sections, refers to Figure 10.1 and Figure .

Samples are first sorted based on the gold analysis method (Fire assay or Atomic absorption thereafter FA or AA) as required by the geology department and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The preparation technique differs lightly depending of the analytical method used. For AA, the samples are crushed with a TM Rhino jaw crusher to 75% passing 10 mesh. For FA, the samples are first crushed with a TM Rhino jaw crusher to  1⁄4 inch then crushed with a second TM Rhino jaw crusher to 90% passing 10 mesh. All crushers are cleaned with compressed air between each sample. Before each work shift, a sample is screened for percentage passing 10 mesh and results are recorded on a QA/QC worksheet.

Section 11.0	October 2013	11-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Both AA and FA samples are split in a Rocklabs Stand-Alone Rotating Sample Divider to produce a representative 300-400g cut of the original sample. The remaining material is placed into a paper bag (reject) and kept by the laboratory for use in the QA/QC protocol (see section 0). The divider is cleaned with compressed air between each sample.

Figure 11.1 : On-Site Laboratory Workflow for sample preparation

IAMGOLD
PROJET WESTWOOD

GEOLOGY-EXPLORATION SAMPLE PREPARATION WORKFLOW

CORE SAMPLE
(around 1-4 kg)
RECEPTION
DRYING
(200°F)
Atomic Absorption
Fire Assay
CRUSHING
TM Rhino Jaw Crusher
75% passing 10 mesh
Compressed Air Cleaning
after every sample
CRUSHING
TM Rhino Jaw Crusher
around 1/4 inch
Compressed Air Cleaning
after every sample
CRUSHING
TM Rhino Jaw Crusher
90% passing 10 mesh
Re-Assay by FA method (gravimetry finish)
of A.A. reject if Au≥ 3.0g/t
Compressed Air Cleaning
after every sample
SPLITTING
ROCKLABS automated divider
Stand alone Rotating Sample Divider (SARSD)
300-400g kept for pulverization
Reject
temporary stored
for geology
PREPARATION
Compressed Air Cleaning
after every sample
PULVERIZATION
Bico-Braun UA Pulverizer
85% passing 200 mesh
Synthetic Olivine and Compressed Air Cleaning
after every sample
HOMOGENIZATION
of the pulp
Adding 1 blank, 1 duplicate
and 2 SRM (Rocklabs Standards)
to a batch of 20-25 samples
Atomic Absorption
Fire Assay
ATOMIC ABSORPTION
5g used
AAnalyst100
Rest of pulp
discarded
FIRE ASSAY
30g used
Assay Furnace Williams and Wilson
Re-Assay by FA (Gravimetry finish)
of FA pulp (AA finish) if Au≥ 17.0g/t
ASSAY
Gravimetry Finish
AA Finish
GRAVIMETRY
Balance Mettler Toledo MX-5
ATOMIC ABSORTION
AAnalyst200

Section 11.0	October 2013	11-3

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The 300-400g sample is pulverized using a Bico Braun UA pulverizer to 85% passing 200 mesh (pulp). The pulverizer is cleaned with synthetic olivine and then with compressed air between each sample. Before each work shift and between the different type of samples (AA and FA), a sample of waste reject is pulverized to clean the pulverizer. Also, at the end of each work shift, a composite sample of all samples analyzed during the day is collected. The composite sample is screened for percentage passing 200 mesh and results are recorded on a QA/QC worksheet.

The pulp is then homogenized before preparation of the cut material. For FA, the analysis is performed on a 30g cut. If there is free gold, two different cuts are done from two distinct pulps of 30 grams each and each cut is analyzed twice (4 FA assay results for the same sample). For AA, one cut is performed on five (5) grams of pulp material and if the results are over 1500ppb Au then the sample reject is sent back to preparation for crushing to 90% passing 10 mesh and a FA re-analysis is performed on a 30g cut. If the assay returns high grade value (over 17 g Au/t) then a gravimetric determination is performed.

When there is presence of copper and zinc sulphides, as is the case for the majority of the Warrenmac-Westwood corridor, a density test is requested on the core sample prior to analysis for base metals (Ag-Cu-Zn) and gold. For those, sample tags are marked with a red line. Since mineralisation has been observed, it corresponds usually to a gold FA request. After pulverization, two grams of material is collected and metals are analyzed with AA method. The three elements are measured on the same cut.

11.2.1.2	Analysis

The gold analysis method for the intervals representing a well mineralised zone is fire assay (FA) while other intervals are analyzed with atomic absorption (AA).

Fire assay method (FA)

A 30g cut is mixed with 150g of flux and a few mg of nitrate solution. Fusion of the sample occurs in a furnace after 50 minutes at 1922oF. When cooled, the 15-40g lead sample containing the gold is separated, placed in a pre-fired cupel and positioned in the furnace at 1706oF. When the lead volatilizes, the remaining gold-silver prill (15-40g) is collected for atomic absorption finish or for gravimetric finish.

Section 11.0	October 2013	11-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The samples submitted to the atomic absorption finish are placed in test tubes and digested in a HNO3 solution (1.0ml). HCl (1.5ml) and distilled water (to reach a volume of 10ml) are added and silver chloride is formed. When all the silver has settled, the solution is read by atomic absorption. Pulps corresponding to samples showing high gold concentrations (higher than 17 g/t) are re-analyzed with the Fire-Assay method (gravimetry finish).

The samples submitted to the gravimetry finish are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned twice with hot distilled water, dried, cooled and weighed. The minimum detection limit is 0.001 mg and there is no maximum detection limit.

Atomic absorption method (AA)

The samples (5 g) submitted to the atomic absorption analytical method are placed in glass beakers and digested in an acid solution (35ml, HNO3-HCl; 1-3), then heated during 30 minutes. During heating, few drops of fluorhydric acid are added to the solution to eliminate traces of silica. Ounce heated, the solution is filtered into an Erlenmeyer flask and Methyl isobutyl ketone (MIBK, 15 ml) and distilled water (to reach a volume of 100 ml) are added. The solution is mixed during 2 minutes and is read by atomic absorption.

AA rejects corresponding to samples showing high gold concentrations (higher than 3.0g/t) are re-crushed to 90% going through a mesh #10 and re-analyzed with the Fire-Assay method (gravimetry finish).

Final grade calculation

The final grade used for resource estimation comes from FA average assays when there are both FA and AA results for a single sample and from AA average assays when there are only AA results for a single sample.

11.2.2	Laboratoire Expert Inc. Laboratory

Official written procedures are made available at the Lab Expert laboratory to ensure consistency of sample preparation and assaying techniques. All assay results are manually recorded by a laboratory technician in a server database. The following is an overview of their procedures.

Section 11.0	October 2013	11-5

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

11.2.2.1	Sample Preparation

Samples are first sorted in numeric order and then placed in large pans and dried in an oven. Cooled samples are then submitted for gold and when indicated for base metals analyses.

The samples are first crushed in a jaw crusher to  1⁄4 inch then crushed with a second roll crusher to 90% passing 10 mesh. All crushers are cleaned with compressed air between each sample. Before each sample batch, crushers are also cleaned with known waste material and compressed air. The first sample of each batch is screened for percentage passing 10 mesh and results are recorded on a QA/QC worksheet.

Samples are split in a Jones Divider to produce a representative 300g cut of the original sample. The remaining material is placed into a paper bag (reject) and stored for the client or sent back to the client as requested. The divider is cleaned with compressed air between each sample.

The 300g sample is pulverized using a ring pulverizer to 90% passing 200 mesh (pulp). The pulverizer is cleaned with compressed air between each sample and also with silica between each batch of samples. The first sample of each batch is screened for percentage passing 200 mesh and results are recorded on a QA/QC worksheet.

The pulp is then homogenized before preparation of the cut material. The analysis is performed on a 29.166g cut.

11.2.2.2	Analysis

Samples are all analyzed using the Fire Assay method (FA). The 29.166g cut is mixed with 130g of flux and 1 mg of nitrate solution. Fusion of the sample occurs in a furnace after 45 minutes at 1800oF. When cooled, the 25-30g lead sample containing the gold is separated, placed in a pre-fired cupel and positioned in the furnace at 1600oF. When the lead volatilizes, the remaining gold-silver prill (25-30g) is collected for atomic absorption finish or for gravimetry finish.

The samples submitted to the atomic absorption finish are placed in test tubes and digested in a HNO3 solution (0.2ml). HCl (0.3ml) and distilled water (4.5ml) are added and silver chloride is formed. When all the silver has settled, the solution is read by atomic absorption. The minimum detection limit is 5 ppb and samples showing high gold concentrations (higher than 1000 ppb) are re-analyzed with gravimetry finish.

Section 11.0	October 2013	11-6

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The samples submitted to the gravimetric finish are placed in a parting cup. The cup is filled with HNO3 and heated. When all the silver has settled, the gold prill is cleaned several times with hot distilled water, dried, cooled and weighed. The minimum detection limit is 0.03 g/t and there is no maximum detection limit. All samples showing high gold concentrations (higher than 3.00 g/t) are re-analyzed with gravimetry finish before final reporting.

11.3	Data Verification

Quality control procedures are done at two levels, the internal laboratory quality control procedures and the geological department quality control program in order to maintain the highest possible standard controls. All the following standards statistics were compiled using ROCKLABS Reference Material Excel template available for download from their web site. Here are some of the parameters used in the template.

•	gross outliers (results that are >40% away from the average) are not use for statistical purpose (automatically removed);

•	The process limits (minimum and maximum) are set at ± 3 standard deviations (calculated from the data);

•	Result outside of the process limits (except the gross outliers) are verified with the Grubb’s test to see if they qualify as outliers. If so, they are manually removed;

•	Comments on the statistics are based on the followings Rocklabs tables :

Table 11-1 : Relative coefficient (Robust) comments

Gold Concentration (g/t)	Good	Industry Typical	Poor-Improvement Needed
0.02-0.1	< 7%	7%-9%	>9%
0.1-0.2	< 6%	6%-8%	>8%
0.2-0.5	< 5%	5%-7%	>7%
0.5-1.0	< 4%	4%-6%	>6%
>1.0	< 3%	3%-5%	>5%

Section 11.0	October 2013	11-7

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 11-2 : Percentage of Grossly Outliers — Comments

Under 1%	Good
1 - 5%	Typical
5 - 7%	Room for improvement
>7%	Something is seriously wrong

11.3.1	Laboratories Internal Quality Control Procedures

Both laboratories have their own written quality control procedures that are implemented at the respective laboratory. The following is an overview of each procedure.

11.3.1.1	On-site Laboratory

Each batch of 24 or 29 samples includes one (1) blank sample, one (1) duplicate pulp sample and two (2) standard reference materials for gold. After the gravimetric weighting, all melting pots that contained samples with gold contents higher than 30.00 g/t are cleaned and bleached before another analysis. Also, all melting pots are identified and are always used with the same type of samples (chip sample pots for chip sample analysis, drilling sample pots for drilling sample analysis and muck sample pots for muck sample analysis) to avoid/limit the contamination effects.

Table 11-3 : Westwood on-site Laboratory – Internal Standards Statistics

(January 2010 - September  30th 2012)

Westwood	RockLab	Number	Outliers		Proportion	Rocklab	Lab Average	accuracy	Precision
Standard	Number	of Result	Nb	(%)	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments
Stdi_01	0xA59	160	4	2.5	3.77	0.08	0.09	7.80	10.10	Improvement Needed *
Stdi_02	Sn38	144	0	0.0	3.39	8.57	8.56	-0.10	1.90	Good
Stdi_03	Sq36	326	4	1.2	7.67	30.04	29.99	-0.20	1.10	Good
Stdi_04	Sp37	856	5	0.6	20.15	18.14	18.14	0.00	1.20	Good
Stdi_05	Si42	445	2	0.4	10.47	1.76	1.778	1.00	2.90	Good
Stdi_06	Se29	41	0	0.0	0.96	0.60	0.62	3.90	4.30	Industry typical
Stdi_07	Sn50	392	2	0.5	9.23	8.69	8.65	-0.40	1.60	Good
Stdi_08	Sj53	914	2	0.2	21.51	2.64	2.64	0.10	2.70	Good
Stdi_09	Sg40	317	9	2.8	7.46	0.98	0.98	0.60	2.50	Good
Stdi_10	Se44	84	2	2.4	1.98	0.61	0.61	1.30	3.50	Good
Stdi_11	SL51	214	1	0.5	5.04	5.91	5.91	-0.10	2.50	Good
Stdi_12	SQ48	356	9	2.5	8.38	30.25	30.16	-0.28	0.82	Good

Total		4249	40	0.9%	100.00	9.02	9.01	1.14	2.93

*

The Rocklab values measured is very low and near the detection limit of 0.03 g/t. A small variation in the assay results has a more important impact on the accuracy and precision than on the other standards.

Section 11.0	October 2013	11-8

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The remaining material produced during the splitting process of the sample preparation is placed into a paper bag (reject) and kept by the laboratory for use in the QA/QC protocol (see section 11.3.2). All pulps are presently discarded.

11.3.1.2	Lab Expert

Each batch of 28 samples includes one (1) blank sample and one (1) standard reference material for gold. Results of these tests are currently unavailable; result from our own QA/QC sample sent to Lab Expert laboratory will be available in the future.

The melting pots are used as long as the assay results are not known. For the atomic absorption process, the melting pots that contained samples with gold contents higher than 200 ppb are discarded. For the gravimetric process, the melting pots that contained samples with gold contents higher than 3.00 g/t are also discarded.

The remaining material produced during the splitting process of the sample preparation is placed into a paper bag (reject) and sent back to the client for use in the QA/QC protocol.

11.3.2	Geological Department Quality Control Program

Since 2001, the Doyon mine has established an analytical quality insurance program to control and assure the analytical accuracy and precision of assays. This program, revised in June 2008 for the Westwood project (Figure 11.2), includes the systematic addition of blind samples sent to the laboratories in order to validate their accuracy and precision. Those blind samples are:

•	Standard reference material (SRM): (± 3 % of the samples):

SRM are used to verify the precision (standard deviation) and accuracy (difference between the average and the assigned value) of the assays. They consist of pulverized rock material in which gold content is certified by RockLab base on result from different independent labs. A SRM is inserted in the analytical sequence at every 30 samples by the geologists in charge of the core logging. Three (3) type of SRM are used (low-grade (± 2-3g/t Au), average grade (5-15g/t Au), and high-grade (> 15g/t Au).

Section 11.0	October 2013	11-9

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

•	Blank Samples: (~1% of the total analyzed samples):

A blank is inserted in the analytical sequence after each suspected ore zone to verify the contamination of the labs mainly during the sample preparation process. A blank sample is composed of diamond drilling core of known material that has been previously assayed and was found to have a very low gold value (<0.3 g/t).

•	Reject Duplicates: ( >10% of the ore zones samples where gold grade is over 1g/t):

Reject duplicates are selected on a monthly basis. They are composed of the unused fraction of the pulverized rock sample left over from the assaying process which has been retagged. They are used to verify the reproducibility of the assay which is principally but not entirely link to the homogenization of the pulverized material. They are also used to see if we have an analytical skew between the results from the two laboratories. Blank samples and SRM are also included in the renumbered sequence of both laboratories.

Figure 11.2 : Workflow for geology – exploration QA/QC Program

The number and types of QA/QC samples submitted to the on-site and Lab Expert laboratories between January 2006 and September 2012 for the Westwood project, are summarized in Table 11-4.

Section 11.0	October 2013	11-10

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 11-4 : QA/QC samples submitted to the on-site and external laboratories –

January 2006 to September 2012

Westwood Project
	Laboratories
Sample Type	on-site	Expert (External)	Total
Standards (SRM)	3 094	356	3 450
Blanks	1 157	364	1 521
Reject Duplicates	2 663	2 577	5 240

Total	6 914	3 297	10 211

11.3.2.1	Certified Standard Reference Material

Between 2006 and 2008 standard material (STD03), mixed from different diamond drill holes intersects on the property, was used. As seen on Table , the precision and accuracy of the results were not very good and this standard was discarded. From 2008 to September 2012, we used 13 different certified Standard Reference Materials (SRM) from Rocklabs Ltd. Several standards were created from a mix of other standards in order to have different grades. Some precision problems associated with poorly mixed standard (Std-06, Std-08) were encountered and those two have since been discontinued.

Table 11-5 : On-site Laboratory – Standards Statistics – Geology Department

Westwood	RockLab	Number	Proportion	Outliers		Rocklab	Lab Average	Accuracy	Precision		Use (year)
Standard	Number	of Result	(%)	Nb	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments	From-To
Std03	in-house DDH	111	3.59	1	0.9	12.11	12.81	5.78	6.4	Poor	2006-2008
Std04	Sj39	861	27.83	7	0.8	2.64	2.65	0.20	5.4	Poor	2008-2010
Std05	Sn38	505	16.32	3	0.6	8.57	8.25	-3.90	4.0	Industry Typical	2008-2011
Std06	Sp37+Sn38+Sj39	187	6.04	0	0.0	15.50	16.72	7.90	5.9	Poor*	2008-2010
Std07	Sq28	102	3.30	4	3.9	30.14	29.66	-1.70	1.4	Good	2008-2010
Std08	Sp37+Sk43	192	6.21	1	0.5	14.60	14.72	0.80	7.1	Poor *	2009
Std09	Sp37+Sl46	93	3.01	1	1.1	15.69	15.44	-1.60	3.3	Industry Typical	2010
Std10	Sp37+Sl46	57	1.84	1	1.8	15.68	15.24	-2.80	4.3	Industry Typical	2011
Std11	Sp37+5l46	118	3.81	1	0.8	15.68	15.12	-3.60	3.8	Industry Typical	2011-2012
Stdl2	SJ53	369	11.93	3	0.8	2.64	2.53	-3.93	3.5	Industry Typical	2011- ?
Std13	Sn50	309	9.99	1	0.3	8.69	8.32	-4.20	3.2	Industry Typical	2011- ?
Stdl4	Sl46	43	1.39	0	0.0	5.87	5.79	-1.30	3.1	Industry Typical	2012- ?
Stdl5	Sp37	147	4.75	0	0.0	18.14	17.71	-2.40	2.6	Industry Typical	2012- ?

Total		3094	100	23	0.7	12.76	12.69	-0.83	4.2

Section 11.0	October 2013	11-11

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

A total of 3,094 samples were submitted and 23 samples did not meet the objective of ± 3 standard deviations (calculated from the data) and were rejected as outliers (0.7%). Most results obtained from 2010-2012 standards (Std05, Std09 to Std15) show precision that are “Industry typical”.

The statistics of the Internal Reference Material for 2010 to 2012 show also no evident problem of accuracy. The 2008-2009 results showed greater dispersions but this is due to the use of mixed standard materials to create new ones with intermediate gold values. Theses standard were probably not uniformly mixed and are no longer in use.

A global review of our internal procedures was started in 2010 and will be continued in 2013 to improve the QA/QC program. The 2010-2012 (Std09 to Std15) results show improvement. Precision and accuracy calculations indicate that we are within 5% of the target value. The accuracy calculation shows a bias suggesting that the internal lab under estimates the target value (conservative estimate).

An example illustrating the improved performance of the lab since the end of 2009 is the result obtained from Std04 shown in Figure .

Figure 11.3 : STD4 Control Chart

Section 11.0	October 2013	11-12

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Table shows that if we use only data from 2010, the performance of the lab will be characterized as “Good” for this standard as compared to “Poor” when all data since 2008 is used.

Table 11-6 : On-site Laboratory – Standards Statistics – Geology Department Std04, 2010 only

Westwood	RockLab	Number	Outliers		Proportion	Rocklab	Lab Average	Accuracy	Precision
Standard	Number	of Result	Nb	(%)	(%)	Value (g/t)	g/t	(%)	(%) (RSD)	Comments
Std04	Sj39	204	4	2.0	9.64	2.64	2.65	-2.3	3.0	Good

We plan to continue to use Rocklabs standard materials. However, the creation of intermediate value standards through mixing has ceased.

11.3.2.2	Blanks

Blanks are inserted in order to check for possible contamination. During the 2006 to September 2012 period, 1157 “blank” samples were inserted in the sample sequence, usually after a promising-looking vein with or without visible gold. Samples showing visible gold are marked so the laboratory can consider an extra cleaning of their equipment after each sample. Figure summarizes the assay results for the blank samples sent to the on-site laboratory. Blanks are not barren of gold because they are part of drill holes that retuned value at or below the detection limits of our lab (0.01 g/t). In our case, the average is 0.15 g Au/t but after removing 58 outliers (6.1%) detected with the Grubbs’ test, the average is 0.09 g Au/t with a standard deviation of 0.09 g Au/t. Samples were therefore considered possibly contaminated at a returned assay of higher than 0.27 g Au/t (average + 2 Standard Deviations). A total of 139 samples returned assays higher than 0.27 g Au/t representing 12.0% of the samples submitted.

From December 2011 to August 2012, 178 samples from a Diabase Dyke were used as blank (Blank2), due to our high confidence in having a gold content well below the detection limit (post mineralisation dyke). A total of 19 samples (all outliers) returned assays higher than 0.27 g Au/t representing 10.7% of the samples submitted. These results demonstrate that minor contamination still exists in the analysis process. We are working in collaboration with our laboratory to find where those contaminations occur to fix the problem. However, in general the level of contamination is considered relatively low compared to the cut-off grade of the resources (> 6g/t) and have little or no impact on the overall estimation of the resources.

Section 11.0	October 2013	11-13

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 11.4 : Assay results for blanks

Section 11.0	October 2013	11-14

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

11.3.2.3	Renumbered Rejects

Since 2006, 2,663 reject samples were renumbered and resubmitted to the on-site laboratory. The following scatter plots (Figures 11.5 and 11.6) shows the correlation between the original and re-assay results. Correlation coefficients R2 are respectively 0.9094 and 0.9833 while the slopes are 0.9536x and 0.9916, demonstrating improved correlation since the last reserve (May 2011). These values are considered satisfactory. The coefficient of correlation is highly affected by high gold values. Those high variations are frequently associated with visible gold veins. For this reason, samples associated with visible gold are analyzed with four (4) assays from two (2) different pulps. If the four (4) results show great discrepancy then two (2) other samples from the coarse reject are re-assayed. The final result is the average of those four (4) or six (6) results.

Figure 11.5 : Scatter Plot Original and re-assay rejects

Section 11.0	October 2013	11-15

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Figure 11.6 : Scatter Plot Original and re-assay rejects—May 2011 to September 2012

11.3.2.4	Comparison with External Laboratory

As part of the Quality Control program, coarse reject samples from the Westwood project are sent to an external laboratory (Lab-Expert of Rouyn-Noranda). From February 2007 to September 2012, 2,557 reject samples were sent to the onsite Lab and Lab-Expert laboratories. Those re-assays are not presently used in the resource estimation (we use only the original result from the on-site lab.).

The average grade of the re-assay from the on-site laboratory was 19.38 g Au/t and 14.94 g Au/t compared with the Lab Expert average of 19.61 g Au/t and 15.09 g Au/t, which is only 1,1% lower than the on-site laboratory, with a coefficient of correlation of R2=0.9414 and 0.9603 respectively (fig. 11.7—11.8). The coefficient of correlation is affected by high gold values. The high variations observed on some samples (between 250-700g Au/t) between the two labs are generally associated with the presence of visible gold. This apparent bias has virtually no impact on the current resource estimate since the high assays are capped at lower values.

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The following scatter plots on Figure to Figure show the results for re-assays sent to both laboratories.

Figure 11.7 : Scatter Plot for Both Laboratories

Figure 11.8 : Scatter Plot for Both Laboratories (Most Recent Data)

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Figure 11.9 : Relative Correlation Scatter Plot

Lab Expert average grade shows only a slight bias (+1%) when compared to the on-site laboratory average. Also around 70% of the results are plotting within the 20% deviation limit. Lab Expert performance is therefore considered accurate.

11.3.2.5	Renumbered Pulps

For the Westwood project, 226 pulps samples have been renumbered and sent to the Lab Expert laboratory between Jan 2009 and May 2009. No pulps have been re-assayed since 2010.

The average of the re-assays was 25.38 g Au/t while the average of the original assays was 25.86 g Au/t. The coefficient of correlation is R2=0.997 and the slope is y=1.002x. The following scatter plots highlight the close correlation between the original and re-assay results.

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Figure 11.10 : Scatter Plot Original and re-assay rejects

Figure 11.11 illustrates the same comparison using a logarithmic scale.

Figure 11.11 : Scatter Plot Original Log and re-assay rejects

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Those data are well within the acceptable tolerance limits for the laboratory’s precision level.

11.3.2.6	Reject for metals re-assays

The Quality control program also includes the selection of reject samples from the Westwood project, including the Warrenmac lens, for submission to an external laboratory (ALS Chemex in Val-d’Or) to test their base metal content. From October 2007 to May 2008, 112 coarse rejects were sent to ALS Chemex laboratory and were assayed for gold, silver, copper and zinc. The following scatter plots compare the results from both laboratories (Figure to Figure ). The average grade of the original assays for gold, copper and zinc are similar to the average assay values returned from the ALS Chemex Laboratory. A difference of 9% in the average silver grade between the two laboratories is probably due to the variable distribution of silver in the sulphide samples. No reject samples have been sent since May 2008.

Figure 11.12 : Au Scatter Plot Results of both laboratories

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Figure 11.13 : Ag Scatter Plot Results of both laboratories

Figure 11.14 : Cu Scatter Plot Results of both laboratories

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Figure 11.15 : Zn Scatter Plot Results of both laboratories

11.3.2.7	Sample Preservation and Storage

In general, only portions of the exploration drill core are preserved. They correspond to all units intersected after unit 3 which are units hosting the main mineralised zones (units 4.2 to 4.5, up to the units 5.1, 5.2 and/or sediments). The drill cores are stored in core-racks on site, in a secured area. It is used for re-assays, checks, metallurgical tests or simply as “witness” samples. Note that from time to time, entire holes are saved for mechanical rock tests.

All rejects from samples collected by the geologists along the exploration and valuation drill holes are stored at the laboratory for one month, while pulps are discarded. At the end of the month, a list of the rejects held at the lab is sent to the geologist who will make sure that all rejects from significant intercepts are kept and stored in a secure place at the Westwood project site. Others rejects are discarded.

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11.4	Conclusions on Sample Preparation, Analysis and Security

The author’s opinion is that all the steps presented above are sufficient to conclude the adequacy of sample preparation, security and analytical procedures.

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12	DATA VERIFICATION

The following sections present the data verification made by the qualified person to validate the data used in the technical report.

12.1	Assay Verification

The core samples are assayed at the Doyon laboratory and they constitute the basis for the resource estimation process. The laboratory personnel export the assay and re-assay results (stored in an Oracle Database) daily in text format and send it to the Westwood geology-exploration department. The verification and validation of the daily assay results is performed by the geology department (database administrator/resource geologist). If an error is found during this process, a correction request is sent by email to the laboratory and the correction is applied and sent back to the geology department.

Once the verification and validation is done, the daily results are appended to the main assay laboratory table. A copy of the main assay table is done to compile average calculations on gold and base metals results using an in house program. The calculation program also proceeds with a cross validation of the assay between the original assay file and the computed drill hole database to identify and flag duplicate sample identification numbers and to ensure there is no re-typing error in the data. The drill holes database on the SQL server is updated every day from this assay calculation table.

The database administrator then carries out the following assay verifications:

•	Monthly verification to ensure that each assay have been associated with the proper drill hole and that no assay are missing (often resulting from sample number data entry errors from the lab);

•	Systematic verification of all the assays, mineralization descriptions and vein types used in the resource estimation.

12.2	Database Verification

Prior to January 2011, all drill hole data was stored in FoxPro databases. At the end of 2009 and early 2010, all drill hole data was migrated from Fox Pro databases into a unique SQL server 2005 database. However, geologists continued to enter the drill hole data (logging data) into Fox Pro multiple databases all year long in 2010 until a new logging program was developed by the end of 2010. So in 2010, the Fox Pro databases were transferred manually by a database manager into the SQL database every time a drill hole description was completed by the geologists.

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Since January 2011, all drill hole data (geology, geotechnical data, survey results, samples, etc.) is initially entered by geologists in an Microsoft Access database (located on a local server) using a logging program (GemsLogger) developed by GEMCOM SOFTWARE INTERNATIONAL INC. and transferred daily in a SQL database (SQL server). This allows rapid data manipulation and retrieval which facilitates the import into GEMCOM GEMS official drill holes workspaces. The Microsoft Access logging interface and GEMCOM GEMS provide many validation tools which includes cross-checks for overlapping and missing intervals, for duplicate sample IDs and for distance-length validations based on the drill hole total length. Additionally, the database administrators personally validate every import to verify that all data has been correctly imported and that no data is missing.

The SQL server 2005 is a relational database management system in which all projects are separated into different databases. This software resides on a computer server under the responsibility of the IT department and all users are connected by the network to any data stored in the databases. Only the database administrators (2) and IT personnel are allowed to work directly on the station which hosts the SQL server (by remote connection). A database maintenance plan ensures that a backup of each database is made on a daily basis to prevent from permanent data loss. Moreover, SQL server allows the database administrator to set different permission levels for users, as a function of their profile group (geology, planning, engineering) or individually.

The database stores the geologic data in a structured series of related tables where a header table “lies over” related secondary tables. The Westwood drill holes are all stored in a header table containing the hole identification number, spatial location, length, etc. and in related secondary tables containing information such as geological information, assays, surveys and mineralised intersections. Users typically access the database via GEMCOM GEMS version 6.2.4.

12.3	Discussion of Data Verification

Following the different data verification methods presented above, the data is considered suitable for mineral resource calculation.

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13	MINERAL PROCESSING AND METALLURGICAL TESTING

CAUTIONARY NOTE: Data presented in this chapter are based on inferred resources and therefore should not be considered for any definitive economic studies. A preliminary assessment study is an economic study. The testwork summarized in this section was designed to confirm the absence of metallurgical obstacles to the project’s feasibility.

Metallurgical testing was performed on three mineralized distinct corridors in the areas covered by this report. The results were used to develop the process flowsheet of the Westwood Mill and estimate metallurgical operating parameters and costs.

13.1	Ore Characterization

The first two corridors of interest are the Zone 2 Extension and the North Corridor. Both are composed of quartz-pyrite veins or veinlets with variable quantities of chalcopyrite and/or sphalerite. The bands are thin and the envelope contains between 2 to 10% of disseminated pyrite. The third corridor is the Warrenmac-Westwood corridor and includes the Warrenmac lens. The Warrenmac-Westwood mineralization is similar to the other corridors but the bands are richer in chalcopyrite and sphalerite. The envelope contains more than 15% pyrite and the Warrenmac lens can be considered as a massive sulphide with its most significant vein containing nearly 30% pyrite. Head samples from each corridor were submitted for the Cu, Fe, Zn, Pb, S, Au, Ag, Te, ICP-OES, and Whole Rock Analysis (WRA).

13.1.1	North Corridor and Zone 2

Metallurgical testing was performed on 5 composite samples from the Zone 2 Extension and North Corridor by Mr. Jean Lelièvre, ing. M. Sc, at the Laboratoire du C.E.G.E.P. de l’Abitibi-Témiscaminque, in 2007.

Table 13-1 shows the Master Composite Lots and the Figure 13.1 and Figure 13.2 demonstrate the longitudinal views.

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Table 13-1 : Details of Master Composites Samples

Identify master composite lots	Used quantity (kg)		Primary lots
M-A-Z-2	0.75		P-R14286-07-Z-2
	3.00		P-P14286-07-Z-2
	8.00		P-R14134A-06-Z-2
	5.00		P-R14199-06-Z-2
	5.58	(1)	P-R14070-06-Z-2
Total :	21.33
M-B-Z-2	2.50		P-R14201-06-Z-2
	3.00		P-R14218-06-Z-2
	4.00		P-R14200-06-Z-2
Total :	9.50
M-C-Z-2	2.00		P-R13431-05-Z-2
	2.00		P-R13541-05-Z-2
	1.90		P-R14119-06-Z-2
Total :	5.90
M-D-CN	1.50		P-R14070-06-CN
	1.50		P-P14254-07-CN
	1.50		P-R14201A-07-CN
	1.50		P-R13677-05-CN
	1.50		P-R14201-06-CN
	1.50		P-R14070-06-CN
	1.50		P-R14201A-07-CN
Total :	10.50
M-E-CN	3.45	(2)	P-R14200-06-CN
	2.13	(3)	P-R13431-05-CN
	1.49	(4)	P-R13942-06-CN
Total :	7.07

Note : By lack of available ore, some mass were reduced. The mass anticipated was 4.80 kg (1) , 4.40 kg (2) , 2.95 kg (3) and 2.80 kg (4) .

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Figure 13.1 : North Corridor Sample Locations

Figure 13.2 : Zone 2 Extension Sample Locations

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An analysis of ICP was performed on these master composite lots. The results are shown in Table 13.2.

Table 13-2 : Head Analysis Results

Éléments	Al	As	Au	Ba	Be	Bi	Ca	Cd	Co	Cr	Cu	Fe
LDM	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d
M-A-Z-2 (U4085)	7.10	0.000	5.67	0.066	0.000	0.000	1.36	0.000	0.004	0.040	0.050	12.00
M-B-Z-2 (U4086)	6.36	0.000	6.34	0.048	0.000	0.000	2.58	0.000	0.004	0.035	0.077	10.30
M-C-Z-2 (U4087)	6.76	0.000	8.40	0.057	0.000	0.000	2.59	0.000	0.005	0.047	0.018	10.40
M-D-CN(U4088)	7.58	0.000	5.72	0.048	0.000	0.000	3.20	0.000	0.003	0.025	0.077	8.63
M-E-CN (U4089)	7.61	0.001	3.18	0.053	0.000	0.000	3.05	0.000	0.003	0.034	0.016	6.36

Éléments	Mg	Mn	Mo	Ni	Pb	Stot	Sb	Se	Sn	Ti	Zn
LDM	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d	n/d
M-A-Z-2 (U4085)	1.39	0.111	0.000	0.012	0.004	10.4	0.002	0.000	0.000	0.269	0.011
M-B-Z-2 (U4086)	1.71	0.115	0.001	0.011	0.006	7.19	0.002	0.000	0.000	0.411	0.021
M-C-Z-2 (U4087)	0.673	0.026	0.001	0.012	0.002	10.1	0.002	0.000	0.000	0.196	0.049
M-D-CN(U4088)	1.87	0.135	0.000	0.008	0.002	4.66	0.003	0.000	0.000	0.445	0.034
M-E-CN (U4089)	1.68	0.072	0.000	0.012	0.001	4.63	0.002	0.000	0.000	0.237	0.023

In July 2008, samples from areas Z230 and Z260 were sent to the Doyon laboratory for cyanidation testing. Sample data are summarized in Table 13.3, Figure 13.3 and Figure 13.4. A bulk sample of 8,366 tm mined from the zone 2-30 was processed in the Doyon Mill in July 2009. These samples were used in a number of tests, as further described in section 13.2.

Table 13-3 : Zone 2 Extension Cyanidation Testing – July 2008

# Samples	# Hole		Zone	Assay Au (g/t)
# 1	R14070-06		Z2-30	26.27
# 2	R14134-06		Z2-60	5.19
# 3	R14286-07		Z2-30	4.48
# 4	R14439-08		Z2-30	9.37
# 5	R14440-08		Z2-30	8.57
# 6	R14441-08		Z2-30	5.80
# 7	R14453-08	*	Z2-30	5.47
# 8	R14453-08	**	Z2-60	6.07

*,**	The assays are given by the geology department

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Figure 13.3 : Z230 Lens Sample Locations

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Figure 13.4 : Z260 Lens Sample Locations

LONGITUDINAL ZONE Z260 (July 2008)
VALUATION DRILLING
IN PROGRESS
Level 14
300 m
250 m
VALUATION DRILLING
IN PROGRESS
Metalurgical test
> 10 g/t Au
> 6-10 g/t Au
> 3-6 g/t Au
> 1-3 g/t Au
> 0-1 g/t Au
LA MINE DOYON
4200 EL
4100 EL
4000 EL
3900 EL

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13.1.2	Warrenmac-Westwood Corridor

Metallurgical testing was also performed on samples from the Warrenmac-Westwood Corridor, specifically the Warrenmac and WW25 lenses. These samples, which contained copper and zinc, were tested by SGS Lakefield (Ontario) in 2008.

13.1.3	Warrenmac Lens

Table 13-4 and Figure 13.5 give details of the samples used in characterizing the Warrenmac lens. Results of the testing, including head assay and WRA analysis are presented in Table 13-5.

Table 13-4 : Warrenmac Lens Sample Details

	METALLURGICAL TEST SAMPLES (51 kg)
	Sample		Au	Ag	Cu	Cu	Zn	Zn	Composite
Hole number	No	Length	g/t	g/t	ppm	%	ppm	%	sample
S01279-07	529257	1.0	23.4	95.7	177	0.02	49,200	4.92	x
S01279-07	525259	1.0	46.0	180.7	5180	0.52	121,350	12.14
S01123B-07	562424	1.1	241.4	711.0	3213	0.32	82,792	8.28
S01123B-07	562425	1.1	4.9	51.8	352	0.04	156,231	15.62	x
865A	562577	1.0	0.2	10.5	316	0.03	5,636	0.56	x
865A	562578	0.7	4.0	16.3	275	0.03	7,772	0.78	x
865A	562579	0.6	7.4	38.2	77	0.01	43,973	4.40	x
865A	562580	1.0	2.4	18.7	141	0.01	38,213	3.82	x
865A	562581	1.2	5.9	88.6	11615	1.16	29,332	2.93	x
865A	562582	1.0	11.0	122.1	7730	0.77	50,454	5.05	x
865A	562583	1.0	10.1	127.3	12660	1.27	21,358	2.14	x
865A	562584	0.8	2.9	19.0	573	0.06	18,300	1.83	x
865A	562585	0.8	4.6	32.7	573	0.06	76,809	7.68	x
865A	562586	0.8	12.4	80.0	11130	1.11	44,069	4.41	x
S01286-08	563557	1.0	5.1	36.3	212	0.02	76,850	7.69	x
S01286-08	563558	1.7	15.0	102.7	7590	0.76	27,300	2.73	x
S01286-08	563559	0.3	8.0	137.4	5005	0.50	53,900	5.39	x
S01286-08	563560	1.2	14.5	95.5	7755	0.78	8,645	0.86	x
S01286-08	563565	1.0	3.2	20.4	138	0.01	30,750	3.08	x
S01286-08	563566	1.0	3.4	28.1	349	0.03	36,050	3.61	x
S01284-08	563516	0.6	14.7	86.8	163	0.02	128,700	12.87	x
S01284-08	563517	0.8	2.1	21.5	448	0.04	13,120	1.31	x
S01284-08	563518	1.5	30.6	147.1	1808	0.18	71,550	7.16	x
S01284-08	563520	1.0	7.9	69.0	343	0.03	146,200	14.62
	Total	23.2
Average grade			9.76	68.78		0.36		4.61
Average composite grade			22.22	104.06		0.35		5.54

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Figure 13.5 : Warrenmac Lens Sample Locations

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Table 13-5 : Warrenmac Lens Head assay and WRA

XRF Analysis
Cu	%	0.38
Fe	%	28.9
Zn	%	6.49
Pb	%	0.18
Ag	g/t	99.2
Au	g/t	14.1
S	%	34.5
S2-%		30.8
ICP Analysis
As	g/t	54
Ba	g/t	67
Be	g/t	0.04
Bi	g/t	120
Cd	g/t	130
Co	g/t	36
Li	g/t	<5
Mo	g/t	3
Na	g/t	1,400
Ni	g/t	41
Sb	g/t	<10
Se	g/t	<10
Sn	g/t	5
Sr	g/t	10
Tl	g/t	3.7
U	g/t	0.4
Y	g/t	2.2

WRA Analysis
SiO2%	22.9
Al2O3%	2.97
Fe2O3%	40
MgO %	0.13
CaO %	0.16
K2O %	0.59
TiO2%	0.14
P2O5%	0.02
MnO %	0.05
Cr2O3%	0.01
V2O5%	<0.01
LOI %	22.3
Sum %	91.6

13.1.4	WW25 Lens

Further tests were conducted on a composite sample from the zone WW25. Table 13-6 and Figure 13.6 illustrate the holes selected for the tests.

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Table 13-6 : Westwood WW25 Lens Sample Details

BHID	FROM	TO	NAME		LENGTH	SAMPNUM	AU	AG	CU	ZN	Check	New number		Weight (g)
1000-88	22.5	23.5	WW25		1.0	250517.0	3.4	16.5	0.0	2.2	found		574528	1616.9
1000-88	23.5	24.5	WW25		1.0	250517.5	6.0	19.4	0.1	2.4	Trouvé		574529	1536.6
1000-88	24.5	25.5	WW25		1.0	250518.5	5.1	31.7	0.2	3.2	found		574530	1766.5
1000-88	25.5	26.5	WW25		1.0	250519.0	1.5	41.1	0.1	3.8	found		574531	2238.6
1000-88	26.5	27.5	WW25		1.0	250520.0	1.7	48.3	1.0	2.3	found		574532	1483.2
1001-88	226.5	227.5	WW25		1.0	250598.0	1.7	7.9	0.1	2.9	found		574533	1424.0
1001-88	227.5	228.5	WW25		1.0	250598.5	4.6	12.9	0.1	2.7	found		574534	1743.7
1001-88	228.5	229.5	WW25		1.0	250599.0	7.5	17.8	0.1	2.6	found		574535	1536.4
1001-88	229.5	230.5	WW25		1.0	250599.5	3.8	8.9	0.1	1.3	found		574536	1485.6
1019-90	820.5	821.5	WW25		1.0	363884.0	3.1	68.0	0.1	2.4	found		574537	2732.1
1019-90	821.5	822.5	WW25		0.0	363884.5	2.5	68.5	0.3	7.4	found	not selected
1019-90	822.5	823.5	WW25		0.0	363885.0	1.9	69.0	0.5	10.0	found	not selected
1019-90	823.5	824.5	WW25		0.0	363886.0	8.5	90.0	0.7	10.0	found	not selected
1019-90	824.5	825.5	WW25		0.0	363886.5	5.5	85.5	0.4	6.0	found	not selected
1019-90	825.5	826.5	WW25		1.0	363887.0	2.4	31.0	0.2	1.6	found		574538	2101.6
1081-91	1246.0	1247.0	WW25		1.0	363489.5	1.3	8.5	0.2	1.7	found		574539	2401.5
1081-91	1247.0	1248.0	WW25		1.0	363490.0	1.5	13.0	0.3	2.5	found		574540	2056.8
1081A-91	1241.1	1242.1	WW25		1.0	302044.1	0.9	4.9	0.0	1.0	found		574541	1642.9
1081A-91	1242.1	1243.1	WW25		1.0	302045.0	3.1	4.0	0.0	1.7	found		574542	1524.6
1146-01	341.4	342.4	WW25		1.0	246573.0	3.5	25.2	0.0	1.2	found		574543	903.2
1146-01	342.4	343.4	WW25		1.0	246573.5	2.6	30.0	0.0	1.8	found		574544	1374.9
1146-01	343.4	344.4	WW25		1.0	246574.6	1.9	32.5	0.0	1.9	found		574545	1380.2
1146-01	344.4	345.2	WW25		0.8	246575.0	2.0	31.0	0.1	1.5	found		574546	957.8
1191A-05	552.4	553.4	WW25		1.0	263257.1	1.6	54.2	0.2	1.4	found		574547	1505.2
1191A-05	553.4	554.4	WW25		0.0	263258.0	1.7	90.0	0.2	4.6	found	not selected
1191A-05	554.4	555.4	WW25		1.0	263258.7	0.5	34.6	0.1	1.4	found		574548	1473.0
913-87	544.0	545.0	WW25		1.0	170673.5	0.9	6.9	0.1	1.5	found		574549	739.9
913-87	546.0	547.0	WW25		1.0	170675.0	3.1	11.7	0.2	1.3	found		574550	841.6
919-88	121.0	122.0	WW25		1.0	250450.5	1.1	16.8	0.0	1.3	found		574551	2131.4
919-88	122.0	123.0	WW25		1.0	250451.0	1.5	22.6	0.0	2.4	found		574552	1892.9
P14442-08	605.0	606.0	WW25		1.0	553391.5	2.3	17.9	0.0	2.3	found		574553	1776.8
P14456B-0	623.0	624.0	WW25		1.0	553739.0	1.7	8.1	0.7	3.6	found		574554	2718.2
P14456B-0	625.0	626.0	WW25		1.0	553743.0	0.3	6.5	0.1	1.2	found		574555	3005.6
R14392-07	636.0	637.0	WW25		0.0	551902.5	1.5	10.9	0.1	7.5	found	not selected
R14404-07	612.0	613.0	WW25		1.0	543344.5	4.2	53.2	0.1	3.7	found		574556	3294.4
R14404-07	613.0	614.0	WW25		0.0	543346.5	3.0	26.1	0.1	6.3	found	not selected
R14423-07	751.0	752.0	WW25		1.0	552534.0	0.6	15.4	0.0	1.7	found		574557	1095.0
R14423-07	752.0	753.0	WW25		1.0	552535.0	1.0	7.9	0.1	1.1	found		574558	1439.0
R14436-07	623.0	624.0	WW25		1.0	553090.0	1.7	15.2	0.1	1.1	found		574559	1394.3
R14436-07	624.0	625.0	WW25		1.0	553091.0	1.0	21.9	0.1	2.4	found		574560	1072.4
R14436-07	625.0	626.0	WW25		0.0	553091.7	1.2	31.4	0.2	9.4	found	not selected
R14452-08	490.0	491.0	WW25		1.0	564420.0	0.9	22.6	0.2	1.8	found		574561	1696.1
All the found samples				Mt			25.0	0.1	3.1	0.0

Only the selected samples					33.8		2.6	29.7	0.2	3.1		total (g)		57982.9

					1.3	Mt	5.0	25.0	0.1	2.0		total (Kg)		57.9829

Section 13.0	October 2013	13-10

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 13.6 : WW25 Lens Sample Locations

The Westwood head sample (composite) was submitted for Cu, Fe, Zn, Pb, S, Au, Ag, Te, ICP-OES, and Whole Rock Analysis (WRA). The results of the chemical analysis are presented in Table 13-7. A specific gravity determination by gas pycnometry produced a value of 3.48 g/cm3.

Section 13.0	October 2013	13-11

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 13-7 : Head analysis results of WW25 Lens

Assays all assays in %, expect Au, Ag, and Te in g/t
Cu	Fe	Zn	Pb	S	Ag	Au	Te
0.14	17.9	4.04	0.22	21.2	28.5	2.72	<50

ICP Analysis all results in g/t
As	Ba	Be	Bi	Cd	Co	Li	Mo
<30	390	0.34	<20	94	31	<20	39

Ni	Sb	Se	Sn	Sr	Tl	U	Y
49	<10	<30	<20	22	<30	<20	7.6

Whole Rock Analysis all results in %
SiO2	Al2O3	Fe2O3	MgO	CaO	Na2O	K2O
36.0	11.4	24.9	1.06	0.91	1.06	2.76

TiO2	P2O5	MnO	Cr2O3	V2O5	LOI	Sum
0.66	0.07	0.13	0.02	0.01	15.8	94.8

A mineralogical investigation (QEMSCAN) was submitted for a sample with K80 of around 90 micron. The objective of this investigation was to determine the overall mineralogy, the liberation and association of sphalerite. Table 13-8 summarizes this study.

Table 13-8 : Liberation and Association

Sphalerite	Association (%)
Free	85
Pyrite	4.3
Chalcopyrite & Pyrite	3.6
Complex	2.2
Sericite/Muscovite/Clays	1.7
Chalcopyrite	1.5

Chalcopyrite	Association (%)
Free	56.5
Pyrite	18.3
Sphalerite	11.7
Sphalerite & Pyrite	6.7
Complex	4.2

Pyrite	Association (%)
Free	88
Chalcopyrite & Sphalerite	4.6
Sphalerite	3.3
Complex	1.9
Sericite/Muscovite/Clays	1

Galena	Association (%)
Free	56.5
Pyrite	18.3
Sphalerite	11.7
Sphalerite & Pyrite	6.7
Complex	4.2

Section 13.0	October 2013	13-12

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Liberation data for each mineral are given in Figure 13.7. The overall liberation (free and liberated combined) for each mineral in the sample is 90.3% for sphalerite, 95.6% for pyrite, 67.9% for chalcopyrite and 68.1% for galena.

Figure 13.7 : Liberation profile in the sample

13.2	Metallurgical Testwork

13.2.1	Grindability Tests

Grindability tests were used to determine the design criteria and operational parameters for the crushing and grinding circuits.

Section 13.0	October 2013	13-13

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

13.2.1.1	Bond Ball Mill Grindability

The objective of the Bond ball mill test is to determine the standard work index (Wi), which is defined as the specific power required (kWh/t) to reduce a material from a defined size to a P80 size of 100 micron. The test results are shown in Table 13-9 and Figure 13.8.

Table 13-9 : Bond Ball Mill Grindability Test Summary

	Work Index		Average
Sample Name	(kWh/t)		(Wi)
M-B-Z-2	12.3		12.3
M-E-CN	10.2		10.2
Westwood WW 25	9.8		9.8
Bulk sample zone 2-30 (COREM) #1	13.5	}
Bulk sample zone 2-30 (COREM) #2	12.9		12.6
Bulk sample zone 2-30 (Doyon)	11.3

Figure 13.8 : BWI Histogram

Section 13.0	October 2013	13-14

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The results show that the material from Westwood Corridor (WW25) is classified as soft while the others areas are considered to have medium hardness.

13.2.1.2	Bond Abrasion Test

The test of abrasion index (Ai) can be used to determine steel media and liner wear in crushers and ball mills. It represents the wear rate in pounds of metal wear/kWh of energy used in the comminution process. Data from the abrasion tests are presented in Table 13-10 and Figure 13.9.

Table 13-10 : Bond Abrasion Test Summary

Sample Name	Abrasion Index (g)
Bulk sample, zone 2-30	0.1641
Westwood WW25	0.1963

Figure 13.9 : Ai Histogram

Section 13.0	October 2013	13-15

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

13.2.1.3	Miller Number Tests

Miller Numbers determination of slurry samples are used to select the type of reciprocating pump that could be used most economically to pump the slurry from both capital and operating cost perspectives. Slurries with Miller Number below 50 are considered relatively non-abrasive while those above 80 are considered relatively abrasive.

The Miller Number abrasivity value for the bulk sample of Westwood is 108, and as such is considered highly abrasive with a moderate contribution resulting from corrosion. This high abrasivity value is the result of smaller sharp and angular particles as well as hard particles when the clear material is quartz.

13.2.2 Gravity Recovery

A test was developed at McGill University to characterize the gravity recoverable gold (GRG) of ore in terms of its total amount, its size distribution and the grind size at which it is liberated (Woodcook, 1993; Laplante et al, 2000).

A sample from the Westwood bulk sample was processed at Corem using the protocol of standard GRG test. The sample contained 59.2% GRG, with more than 30% of the material coarser than 106 micron. The test showed that the Westwood sample (Z2-30) could be treated for GRG recovery from the grinding circuit by gravity separation. The presence of coarse gold clearly favours gravity recovery as the most effective way to remove coarse GRG from the circulating load of the grinding circuit, as shown in Figure 13.10.

Section 13.0	October 2013	13-16

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 13.10 : Comparison Westwood GRG Recovery with Typical GRG Responses

13.2.3 Flotation Tests

The Warrenmac-Westwood Corridor contains of copper and zinc grades high enough to consider flotation recovery. Flotation tests were conducted on ore from the Warrenmac and WW25 lenses by SGS Lakefield in Ontario.

13.2.3.1 Warrenmac Results

Batch Cu-Zn flotation tests were performed using previously developed processes. The model showed good concentrate grade results (see Table 13-11).

Cu-Zn flotation tests in locked cycle were conducted to give a better representation of an operation with a recirculation to the flotation. These results are presented in Table 13-12.

Section 13.0	October 2013	13-17

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 13-11 : Batch Cu-Zn Flotation Test Results – Warrenmac

Metallurgical Balance

	Weight		Assays %, g/t						% Distribution
Product	g	%	Cu	Zn	Fe	Pb	Au	Ag	Cu	Zn	Fe	Pb	Au	Ag
Cu Clr 3 Conc	17.8	0.9	25.8	3.6	26.0	3.02	750	4486	75.2	0.5	0.8	17.2	57.7	46.2
Cu Clr 3 Tls	2.4	0.1	11.1	8.6	31.4	3.45	375	2654	4.4	0.2	0.1	2.7	3.9	3.7
Cu Clr 2 Tls	9.3	0.5	4.0	9.7	33.4	1.74	106	990	6.1	0.7	0.5	5.2	4.3	5.3
Cu Clr 1 Scav Conc	15.3	0.8	1.77	10.3	37.0	0.800	34.0	439	4.4	1.3	0.9	3.9	2.2	3.9
Zn Clr 4 Conc	78.1	3.9	0.26	60.8	5.1	0.36	6.1	71.9	3.3	39.7	0.7	9.0	2.1	3.2
Zn Clr 4 Tls	24.7	1.2	0.34	59.5	5.59	0.630	9.73	132	1.4	12.3	0.2	5.0	1.0	1.9
Zn Clr 3 Tls	33.9	1.7	0.36	57.0	7.11	0.560	12.1	149	2.0	16.1	0.4	6.1	1.8	2.9
Zn Clr 2 Tls	28.3	1.4	0.27	41.0	13.9	0.330	10.1	124	1.3	9.7	0.7	3.0	1.2	2.0
Zn Clr Scav Conc	26.1	1.3	0.25	41.6	14.7	0.280	7.4	125	1.1	9.1	0.6	2.3	0.8	1.9
Zn Clr Scav Tails	71.6	3.6	0.07	17.4	22.0	0.098	3.1	47.2	0.9	10.4	2.6	2.2	0.9	2.0
Zn Ro Tls	1692.5	84.6	0.035	0.216	33.0	0.080	3.3	27.5	9.6	3.0	92.5	43.4	24.0	27.0
Head (calc.)	2000.0	100.0	0.305	5.99	30.2	0.156	11.6	86.4	100.0	100.0	100.0	100.0	100.0	100.0
(direct)			0.380	6.49	28.9	0.180	14.1	99.2
Combined Products
Cu Cleaner 3 Conc	17.8	0.9	25.8	3.6	26.0	3.02	750	4486	75.2	0.5	0.8	17.2	57.7	46.2
Cu Cleaner 2 Conc	20.2	1.0	24.1	4.2	26.6	3.07	705	4268	79.6	0.7	0.9	19.9	61.6	49.9
Cu Cleaner 1 Conc	29.5	1.5	17.7	5.9	28.8	2.65	516	3235	85.7	1.5	1.4	25.1	65.8	55.2
Cu Cleaner 1 Conc + Scav Conc	44.8	2.2	12.3	7.4	31.6	2.02	352	2280	90.1	2.8	2.3	29.0	68.1	59.1
Zn 4th Cl Con	78.1	3.9	0.26	60.8	5.1	0.360	6.1	71.9	3.3	39.7	0.7	9.0	2.1	3.2
Zn 3rd Cl Con	102.8	5.1	0.28	60.5	5.2	0.425	7.0	86.3	4.7	51.9	0.9	14.0	3.1	5.1
Zn 2nd Cl Con	136.7	6.8	0.30	59.6	5.7	0.458	8.3	101.9	6.7	68.1	1.3	20.1	4.9	8.1
Zn 1st Cl Con	165.0	8.3	0.29	56.4	7.1	0.436	8.6	105.7	8.0	77.8	1.9	23.1	6.1	10.1
Zn Cleaner 1 Conc + Scav Conc	191.1	9.6	0.29	54.4	8.1	0.415	8.4	108.3	9.0	86.8	2.6	25.4	6.9	12.0
Zn Ro Con	262.7	13.1	0.15	26.2	10.4	0.222	5.1	70.3	9.9	97.2	5.2	27.7	7.9	13.9

Table 13-12 : Cu-Zn Flotation Tests in Locked Cycle – Warrenmac

Metallurgical Balance

	Weight		Assays %, g/t					% Distribution
Product	g	%	Cu	Zn	Fe	Au	Ag	Cu	Zn	Fe	Au	Ag
Cu Clr 3 Conc	17.8	0.9	25.8	3.6	26.0	750	4486	75.2	0.5	0.8	57.7	46.2
Cu Clr 3 Tls	2.4	0.1	11.1	8.6	31.4	375	2654	4.4	0.2	0.1	3.9	3.7
Cu Clr 2 Tls	9.3	0.5	4.0	9.7	33.4	106	990	6.1	0.7	0.5	4.3	5.3
Cu Clr 1 Scav Conc	15.3	0.8	1.77	10.3	37.0	34.0	439	4.4	1.3	0.9	2.2	3.9
Zn Clr 4 Conc	78.1	3.9	0.26	60.8	5.1	6.1	71.9	3.3	39.7	0.7	2.1	3.2
Zn Clr 4 Tls	24.7	1.2	0.34	59.5	5.59	9.73	132	1.4	12.3	0.2	1.0	1.9
Zn Clr 3 Tls	33.9	1.7	0.36	57.0	7.11	12.1	149	2.0	16.1	0.4	1.8	2.9
Zn Clr 2 Tls	28.3	1.4	0.27	41.0	13.9	10.1	124	1.3	9.7	0.7	1.2	2.0
Zn Clr Scav Conc	26.1	1.3	0.25	41.6	14.7	7.4	125	1.1	9.1	0.6	0.8	1.9
Zn Clr Scav Tails	71.6	3.6	0.07	17.4	22.0	3.1	47.2	0.9	10.4	2.6	0.9	2.0
Zn Ro Tls	1692.5	84.6	0.035	0.216	33.0	3.3	27.5	9.6	3.0	92.5	24.0	27.0
Head (calc.)	2000.0	100.0	0.305	5.99	30.2	11.6	86.4	100.0	100.0	100.0	100.0	100.0
(direct)			0.380	6.49	28.9	14.1	99.2
Combined Products
Cu Cleaner 3 Conc	17.8	0.9	25.8	3.6	26.0	750	4486	75.2	0.5	0.8	57.7	46.2
Cu Cleaner 2 Conc	20.2	1.0	24.1	4.2	26.6	705	4268	79.6	0.7	0.9	61.6	49.9
Cu Cleaner 1 Conc	29.5	1.5	17.7	5.9	28.8	516	3235	85.7	1.5	1.4	65.8	55.2
Cu Cleaner 1 Conc + Scav Conc	44.8	2.2	12.3	7.4	31.6	352	2280	90.1	2.8	2.3	68.1	59.1
Zn 4th Cl Con	78.1	3.9	0.26	60.8	5.1	6.1	71.9	3.3	39.7	0.7	2.1	3.2
Zn 3rd Cl Con	102.8	5.1	0.28	60.5	5.2	7.0	86.3	4.7	51.9	0.9	3.1	5.1
Zn 2nd Cl Con	136.7	6.8	0.30	59.6	5.7	8.3	101.9	6.7	68.1	1.3	4.9	8.1
Zn 1st Cl Con	165.0	8.3	0.29	56.4	7.1	8.6	105.7	8.0	77.8	1.9	6.1	10.1
Zn Cleaner 1 Conc + Scav Conc	191.1	9.6	0.29	54.4	8.1	8.4	108.3	9.0	86.8	2.6	6.9	12.0
Zn Ro Con	262.7	13.1	0.15	26.2	10.4	5.1	70.3	9.9	97.2	5.2	7.9	13.9

Section 13.0	October 2013	13-18

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

These test results indicate potential recovery of 85% Cu and 90% Zn with concentrate grades of 18% Cu and 54% Zn respectively. The evaluation of reagents consumption is presented in Table 13-13.

Table 13-13 : Flotation Parameters – Warrenmac

	Regrind Cu	Rigrind Zn	Reagents, g/t
	min	min	3418A	SIPX	MIBC	CuSO4	pH Ro	pH Clr
Flottation du Cu	15		45		22.5		11.5	9.5
Flottation du Zn		20		54.5	35	460	11	11.3

13.2.3.2	WW25 Results

Batch flotation tests were also performed on the WW25 samples. The best retained parameters were then used to perform a locked cycle test. The results are presented in Table 13-14.

Table 13-14 : Results of flotation test in locked cycle – WW25

	Weight		Assays, %						% Distribution
Product	g	%	Cu	Zn	Fe	Pb	Au	Ag	Cu	Zn	Fe	Pb	Au	Ag
Cu/Pb 4th Clnr Con	41.5	1.1	9.12	19.4	20.8	10.3	239	1396	69.8	5.9	1.4	64.2	84.9	63.2
Zn 4th Cl Conc	221.7	6.0	0.23	55.7	6.34	0.44	2.78	69.7	9.6	91.1	2.2	14.9	5.3	16.8
Zn Rougher Tail	2837	77.0	0.03	0.09	14.5	0.04	0.30	4.60	16.1	1.8	64.6	15.5	7.4	14.2
Zn 1st Clnr Scav Tail	582.7	15.8	0.04	0.27	34.7	0.06	0.51	9.08	4.5	1.2	31.8	5.4	2.5	5.8
“Combined” Zn Rougher Tail	3419.6	92.9	0.033	0.12	17.9	0.04	0.34	5.36	20.6	3.0	96.4	20.9	9.9	20.0

Head	3682.8	100.0	0.15	3.68	17.3	0.18	3.18	24.9	100.0	100.0	100.0	100.0	100.0	100.0

The Zn circuit produced an easily marketable Zn concentrate grading of 55% Zn at a recovery of 91%. The Cu/Pb concentrate contained 65-70% of Cu and Pb units; albeit at a relatively low grade due to the iron sulphide contamination. In addition, 85% of the Au and 63% of the Ag also reported to this concentrate. The estimated reagent consumption is shown in Table 13-15.

Section 13.0	October 2013	13-19

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 13-15 : Flotation Parameters – WW25

	Regrind Cu	Rigrind Zn	Reagents, g/t				pH
	min	min	3418A	SIPX	MIBC	CuSO4	Ro	Clr
Flottation du Cu	15		45		22.5		11.5	9.5
Flottation du Zn		20		54.5	35	460	11	11.3

13.2.4 Leaching tests

Multiple leaching tests were performed at different laboratories on the three mineralized corridors.

13.2.4.1 Zone 2 and North Corridor

Table 13-16 to Table 13-18 and Figure 13-11 show the results of these tests for the Zone 2 and North Corridors.

Section 13.0	October 2013	13-20

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 13-16 : Comparison of CIL Results and 1st Set of Kinetic Tests

		Au			Consumption	Consumption
		Head (cal)	Tail	% rec.	NaCN (kg/t))	CaO (kg/t)
M-A-Z-2	Test CIL (repeat) Analyses Lab Expert	6.25	0.19	97	0.31	10.90
	Results of the 1st serie kinetic tests Analyses mine Doyon	8.48	0.55	93.5	0.36	5.54
M-B-Z-2	Test CIL (repeat) Analyses Lab Expert	6.34	0.52	91.8	0.50	11.00
	Results of the 1st serie kinetic tests Analyses mine Doyon	8.48	0.55	93.5	0.60	6.90
M-C-Z-2	Test CIL (repeat) Analyses Lab Expert	8.4	0.5	94	0.50	11.10
	Results of the 1st serie kinetic tests Analyses mine Doyon	12.37	0.96	92.2	0.43	9.85
M-D-CN	Test CIL (repeat) Analyses Lab Expert	5.72	0.35	93.9	1.00	7.00
	Results of the 1st serie kinetic tests Analyses mine Doyon	5.72	0.55	90.4	1.04	6.38
M-E-CN	Test CIL (repeat) Analyses Lab Expert	3.18	0.27	91.5	0.40	11.90
	Results of the 1st serie kinetic tests Analyses mine Doyon	5.29	0.27	93.5	0.38	9.60
Average CIL tests		5.98	0.37	93.6	0.54	10.38
Average Kinetic tests		8.07	0.58	92.6	0.56	7.65

Section 13.0	October 2013	13-21

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 13-17 : Leaching Tests – Doyon Laboratory

	Au			Ag			Consumption	Consumption
Test No.	Head	Tail	% rec.	Head	Tail	% rec.	NaCN (kg/t))	CaO (kg/t)
1	22.03	3.92	82.20	4.40	0.2	95.4	0.298	1.823
2	5.19	0.69	86.70	2.20	0.4	81.8	0.341	1.866
3	4.48	0.33	92.60	3.80	0.2	94.7	0.688	1.561
4	12.34	0.62	95.00	9.90	1.3	86.8	0.294	1.607
5	10.23	0.54	94.70	8.50	0.6	92.9	0.221	1.596
6	7.84	0.69	91.20	3.30	0.3	90.9	0.535	1.459
7	3.88	0.38	90.20	1.30	0.6	53.7	0.635	1.425
8	0.98	0.17	82.60	1.20	0.4	66.6	0.339	1.744
12	6.38	0.24	96.20	4.60	0.8	82.6	0.485	1.552
Average	8.1	0.8	90.2	4.4	0.5	82.8	0.426	1.626

Initial conditions :

CN of 800 ppm and CaO of 0,8 g/l

grinding size target of 80% - 200 mesh

Table 13-18 : Results of Bulk Sample Processing (Z230 Lens)

	Tonnes	Head (g/t)		Discharge liquid (g/t)		Discharge solid (g/t)		Recovery (%)
from July 6 to 10 2009	tm	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Bulk sample	8,366	5.81	3.96	0.027	0.6	0.266	1.03	94.98	51.2

Comments :

•	Average particule size of 79.8% passing 200 mesh

•	Gravity seperation non fonctional because the set up wasn’t inadequate for the Westwood ore. The % solid was too high, it required changes to the current circuit.

Section 13.0	October 2013	13-22

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 13.11 : Gold Dissolution Profile

These results indicate that leaching with carbon (CIL) increase the gold recovery. The Doyon mill achieved a better recovery (+3%) than the laboratory results. This difference comes from the occurrence of gold telluride in the Doyon kinetic. The obtained recoveries vary from 90% to 97% Au depending on the zone. The bulk sample processing in the Doyon mill validated test parameters for gold.

Silver recovery was lower than laboratory tests. Additional testing will be performed in the laboratory on the bulk sample to confirm if recovery remains near 50% or if improvements are possible.

The consumption of reagents appears reasonable for the Zone 2 Extension and North Corridor; bulk sample processing indicated consumption of cyanide and lime of approximately 1.4 kg/t and 4 kg/t, respectively, comparable to Doyon ore.

Section 13.0	October 2013	13-23

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

13.2.4.2 Warrenmac-Westwood Corridor

The combined zinc rougher tails from the locked cycle test (LCT) of the Warrenmac lens was submitted for cyanide leach testing (48 hours). Overall, 86% gold and 81% silver were recovered from the combination leaching and flotation, as summarized in Table 13-19.

Table 13-19 : Cumulative Au an Ag Recoveries – Cyanidation and Flotation

	Flotation (LCT)			Leaching (CN2)			% rec.
	Head	Tail	% rec.	Head (calc.)	Tail	% rec.	Total
Au (g/t)	9.18	3.29	70.8	2.8	0.5	82.1	85.7
Ag (g/t)	75.09	27.5	44.6	29.2	4.5	84.6	81
Cu (%)	0.23	0.034	85.7				85.7
Zn (%)	4.08	0.216	88.5				88.5

Two leaching tests were performed on samples from a Westwood WW25 composite. The first leach test was completed using the combined zinc tailings of LCT and the second on a sample ground to a P80 of approximately 74 micron, not subjected to prior flotation. The results of those two tests are summarized on Table 13-20.

Table 13-20 : Cyanidation Tests Results

	Leaching of whole ore		Leaching of Zn tailings
Tests	Au	Ag	Au	Ag
Flotation
Head (g/t)			3.17	26.6
residue (g/t0			0.33	5.67
% in Cu conc.			84.7	62.9
% in Zn conc.			5.3	17.0
Leaching
Head (g/t)	3.08	28.5	0.33	5.67
Residue (g/t)	0.24	6.8	0.15	2.1
% rec.	92.2	76.2	55.9	63.0

Total rec. (%)	92.2	76.2	90.3	75.6

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Gold and silver recoveries from the sample of ore were acceptable at 92.2% and 75.5%, respectively. Although the recoveries of Au and Ag from the combined Zn tails were lower than in the leach circuit, the overall extraction into the Cu concentrate and the pregnant solution was 90.3% and 75.5%, respectively, and therefore comparable with the entire ore test results. An additional 5.3% Au and 16.8% Ag were recovered into the Zn concentrate of the LCT.

The quality of the Cu concentrate was 9% Cu and 85% gold released at this stage. Combined, there remained only 10% of the gold to be leached at a low grade. Half of the precious metal losses were found in the Zn concentrate.

13.2.4.3 Desulphurization

Table 13-21 represents the results obtained during the first tests performed at the Doyon laboratory. The material was used from the bulk sample (Z230 lens).

Table 13-21 : Desulphurization Tests

	Reagents						Results
Tests	% solid	KAX-51	CuSO4	Frothers	H2SO4	pH	% S of tailings	% weight of concentrate
1	30	40	200	30	860	6	0.55	23.59
2	35	40	200	30	860	6	0.57	21.53
3	40	40	200	30	860	6	0.56	22.76
4	45	40	200	30	860	6	0.76	22.12

The best results were obtained with 40% solid or less; a positive result given the comparable properties of the tailings at the end of the cyanide destruction process. Approximately 21% to 24% of the total mass was used to produce the sulphides concentrate. The following tests will serve to optimize the dosage of reagents to obtain and maintain a grade inferior to 0.3% S in the residue. It will also determine if it is possible to float with the same pH that the exit of the cyanide destruction plant, around 7.5-8.0. The fraction of concentrate should be maintained below 20% by mass.

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13.2.5 Cyanide Destruction

A cyanide destruction test by the SO2/Air process was performed during the processing of the bulk sample in the Doyon Mill.

Approximately 50% of the residue with a percentage solid of 40% was sent to the cyanide destruction plant for a short test to validate the proposed circuit for the project. Initial concentrations ranged from 190 to 235 ppm cyanide. A retention time of approximately 2 hours resulted in a decrease of cyanide concentrations to near 2 ppm. Due to the limited test length it was not possible to optimize the process and maintain the final result below 2 ppm.

The SO2/Air method must produce a material containing less than 2 mg/l of releasable cyanide. As results from the bulk sample were promising, laboratory tests will be conducted to determine the dosage required to achieve this goal.

13.2.6 Environmental Characterization

13.2.6.1 Warrenmac and WW25 Lenses

To determine the acid-base balance (ABA) of the ore from the Warrenmac and WW25 lenses, a static test was performed using the classic determination method for acid generation potential. The ABA and Net Acid Generation (NAG) testing of the leach residue indicated that the ore is acid generating with virtually no acid neutralization potential for this corridor.

The results were the following for the final pH:

The final pH for the Warrenmac lens was 1.54;

The final pH for the WW25 lens was 1.65.

13.2.6.2 Zone 2 Extension

A sample coming from the bulk sample (Z230 lens) processed in July 2009, was also submitted to determine the acid generation potential. The bulk sample (Z230 lens) obtained a final pH of 2.15, confirming that the ore is acid generating.

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13.3 Applicability of test work

As previously described, metallurgical testing was performed on samples from three distinct ore zones. All mineral reserves are located in these corridors, as are all inferred, indicated and measured mineral resources. Samples from different areas of the ore body were used to create the composite samples. In the opinion of the authors, the samples tested are representative of the different types of mineralization and of the deposit as a whole.

13.4 Deleterious Elements

13.4.1 Zinc

Although certain areas of the deposit are amenable to Cu-Zn flotation, after economic analysis this option was not retained. As a result, zinc will not be recovered and will have the following consequences:

•	Decreased gold recovery, to approximately 91% of high-sulphide ore (Warrenmac-Westwood lenses)

•	Increased consumption of cyanide and lead nitrate to maintain gold recovery at acceptable levels.

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14	MINERAL RESOURCE ESTIMATES

The resource estimation, including the modelling of the 3D geology, mineralised envelopes and block model resource estimation were performed using GEMCOM GEMS software (version 6.2.4).

14.1	Database

First, a validation is conducted by the resources geologists in the drill holes database tables. The information needed to perform resources estimation is then transferred into a separate workspace that is assigned specifically for the purpose of the resources estimation. Tables in this workspace are kept for further reference.

A copy of the Westwood drill holes database was made on September 1st, 2012 to produce the resource and reserve estimates presented in this report, which includes the resource calculation of September 2012 and the mined and stockpiled material as of December 31st 2012. The database included 1,746 diamond drill holes (both surface and underground holes) for a total of 569,465 metres (drilled and planned) of which 229,439 m (40%) where sent to the lab for a total of 167,862 samples. No muck or channel samples were used for this estimation.

14.2	3D Modelling of the Mineralised Envelopes

The modelling was performed using the GEMS version 6.2.4 software package. The interpretation was done on sections using polylines (3D rings) and then checked using horizontal 3D rings created on plan views to avoid unexpected changes of direction and to ensure lateral continuity. All vertical and horizontal 3D rings were snapped to intersecting drill holes. Extension of the mineralised zones was restricted to a maximum of 50 metres (E-O direction) and 100 metres vertically from the last drill hole information. Minimum width was set to 2.0 metres (true width) based on the grade maximization for this type of mineralisation. Horizontal polylines drawn on plan views were attached together with tie lines and then assembled to create multiple 3D solids within the three main mineralised corridors, from north to south: Zone 2 Extension, North Corridor and Warrenmac-Westwood Horizon.

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Ore zones envelopes were built using all available drill holes between Sections 13400E and 15900E, representing 2.5 kilometres in an east-west direction. The distance between drill holes varies from 80 to 200 metres and continuity of the mineralisation can only be assumed. Exceptions are some of the Warrenmac-Westwood lenses (Warrenmac, WW22 and part of lenses WW10, WW17 and WW20), and some of Zone 2 Extension veins (Z229, Z272, Z276 and part of lenses Z228, Z230, Z231, Z232, Z260, Z264, Z266, Z268 and Z270) where confidence in the continuity of mineralisation improved due to close spaced drilling (15m x 30m or 30m x 60m).

Table summarizes the different mineralised envelopes associated with the three corridors of mineralisation.

Table 14-1 : Mineralised Envelopes – December 31st 2012

Mineralised Lenses
Corridor	Number of lenses	Number of intersects	Mineralised envelopes
Zone 2 Extension	32	850 (831 DDH)	(Z) 210,212,213,214,215,216,217,218,220,222, 224,225,226,228,229,230,231,232,250,260, 262,264,265,266,267,268,270,272,274,276, 278,280
North Corridor	20	123 (98 DDH)	(CN) 06,08,15,21,22,25,27,28,30,32,36,37,38,39, 40,45,47,300,302A,304
Westwood Horizon	14	361 (299 DDH)	(WW) 10,15,17,20,21,22,23,25,26,27,29,31,37,47
Warrenmac	1	80 (80 DDH)	(WR) 1
Total	67	1414 (882 DDH)	Note: One DDH may cut many zones.

It should be noted that 882 distinct drill holes were used for the current resource estimate. A drill hole typically intersects more than one ore zone and frequently more than one mineralised corridor. Generally, ore zone envelopes are drawn from assay higher than 3g/t on a minimum width of 2 m but some low-grade intersections were included into some solids for the purpose of geological continuity

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Warrenmac-Westwood corridor can be followed from surface to about 2,200 metres deep while Zone 2 Extension and North Corridor are smaller lenses and are restricted to depths varying from 800 to 2,200 metres. Although Westwood zones in Figure , appears more continuous, not all drill holes intersects are economic. The lower grade material is filtered out by the use of a cut-off grade of 6,0 g/t.

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Figure 14.1: Isometric View Showing the Mineralised Corridors

14.3	Drill Hole Compositing and Grade Capping

For the December 31st 2012 resource calculation, 5 781 assays were used from which 3 478 were higher than 1 g/t Au. The sample lengths are 0.5, 1.0 and 1.5 metre which represent respectively 4%, 78% and 18% of the assays. For statistical purpose all the assays are composite to a 1m length. The grade capping values shown in Table 14-2 were determined based on the log normal graphs and Doyon mine geologists’ experience. Grade statistics and cumulative probability plots for each mineralised zone are presented on Figure to Figure.

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Table 14-2 : Grade Capping values (g/t) – December 31st 2012

Grade capping values (g/t)
Zone	Grade x thickness (g*m/t)		For 0.5 metre sample	For 1 metre sample	For 1.5 metre sample
Zone 2 Ext. Corridor	99	*	198	99	66
North Corridor	60	*	120	60	40
Westwood Corridor	20	**	20	20	20
Warrenmac WW10 Part of WW27	40	**, ***	40	40	40

*

The mineralised structures within the Zone 2 Extension and North Corridor are generally less than 15 centimetres thick. Only this structure is gold-bearing and the rest of the sample is waste, which brings a variable percentage of dilution depending of the length of the sample. For this reason, the grade capping value is variable depending on the sample length to compensate the dilution.

**	The Warrenmac-Westwood corridor is generally mineralised within all the zone thickness. Therefore the capping value is unique whatever the length of the sample.
***	The Warrenmac, the WW10 and part of the WW27 lenses show a higher gold values. The grade capping value is different than the rest of the Warrenmac-Westwood corridor.

Due to the fact that most mineralised veins represent 1 to 5% of the minimum ore lens width (2m) and those lenses are mostly the same width, we have created one composite per drill hole per rocktype (veins) for the estimation purpose. With that method, even though each drill hole intersection is of different length (base on the angle between the drill hole and the ore zone) each drill hole intersection have the same weight.

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Figure 14.2: Zone 2 Extension cumulative plot and statistics – Uncapped composites (1m)

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Figure 14.3: North Corridor cumulative plot and statistics – Uncapped composites (1m)

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Figure 14.4: Warrenmac-Westwood Corridor all except WW10, WW27 and Warrenmac –

Uncapped composites (1m)

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Figure 14.5 : Warrenmac-Westwood Corridor: WW10 – WW27 cumulative plot and

Statistics – Uncapped composites (1m)

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Figure 14.6 : Warrenmac-Westwood Corridor: Warrenmac Lens cumulative plot and

Statistics – Uncapped composites (1m)

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The uncapped and capped gold composite statistics associated with each mineralised corridor are presented in Table and Table 14-4.

Table 14-3 : Uncapped Gold Composite (1m) Statistics

Uncapped Gold Composite Statistics (Grouped Data) – g Au/t
Zone	Rock Code	Number	Max	Mean	Median	Std. Dev.
Zone 2 Ext. Corridor	(Z) 210,212,213,214,215,216,217, 218,220,222,224,225,226,228, 229,230,231,232,250,260,262, 264,265,266,267,268,270,272, 274,276,278,280	3 481	2709.9	15.20	2.69	71.21
North Corridor	(CN) 06,08,15,21,22,25,27,28,30,32,36,37,38,39,40,45,47,300, 302A,304	490	848.15	17.20	2.26	74.17
Westwood Corridor	(WW) 15,17,20,21,22,23,25,26,27,29,31,37,47 10, 27	1 125 418	882.5 894.3	6.24 12.57	2.08 3.13	30.32 56.95
Warrenmac	1	527	693.4	11.33	4.26	38.51

Table 14-4 : Capped Gold Composite (1m) Statistics

Capped Gold Composite Statistics (Grouped Data) – g Au/t
Zone	Rock Code	Number	Number Capped	Max	Mean	Median	Std. Dev.
Zone 2 Ext. Corridor	(Z) 210,212,213,214,215,216,217, 218,220,222,224,225,226,228, 229,230,231,232,250,260,262, 264,265,266,267,268,270,272, 274,276,278,280	3 481	72	198	10.9	2.69	21.30
North Corridor	(CN) 06,08,15,21,22,25,27,28,30,32, 36,37,38,39,40,45,47,300, 302A,304	490	22	120	8.44	2.26	16.12
Westwood Corridor	(WW) 15,17,20,21,22,23,25,26,27,29, 31,37,47 10, 27	1125 418	50 19	20 40	4.09 6.38	2.09 3.14	5.09 9.44
Warrenmac	1	527	23	40	7.37	4.3	9.05

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14.4	Specific Gravity

From the start of the project up to December 31st 2012 resource calculation, 2 537 density tests were performed at the internal Doyon laboratory from which 634 are associated to mineralised lenses. The average value for Zone 2 Extension is 3.0 t/m³ (65 samples) and 2.94 t/m³ for the north corridor (19 samples). These average values are slightly higher than expected, due to the tendency to take density samples in the more sulphide rich veins. To be conservative, a density of 2.85t/m³ is used to estimate the tonnage of the Zone 2 Extension and North Corridor lenses. This seems reasonable since mineralisation is associated with the same kind of veins that was mined at Doyon Mine where 2.85t/m³ was used as the average density.

A total of 550 density measurements were taken from the Warrenmac-Westwood corridor; 209 samples from the vein type mineralisation and 341 samples from the sulphide rich zones including 215 for the Warrenmac lens. The averages of those tests are 3.3t/m³ for the vein type and 3,7t/m³ for the sulphide lens excluding Warrenmac. Because we have only a few drill holes in each lens and those holes are to widely space, we use a conservative density of 2.9t/m and 3.0t/m respectively to estimate the tonnage of the veins and semimassive to massive type of mineralisation. Exceptions are WW17 block#4 (3.6 t/m3, 41 samples), WW25 block#4-5 (3.4 t/m3, 85 samples) and the Warrenmac lens (3.6 t/m3, 215 samples) where we have enough closely space values to estimate the average density of those lenses.

14.5	Block Modelling

For this evaluation, all drill holes completed before September 1st 2012 have been used.

One block model was used for this estimation. All the 3D mineralised structures (67) are included in the same block model. Due to the fact that most of our mineralised envelopes are thin (around 2m), a percent block model was used. Mineralised contacts were considered as hard boundaries to avoid smearing gold grades from a mineralised zone to another.

After each 3D vein interpretation was completed, the block model was partially updated. At the end of the process, the entire block model was recreated as a way of verifying that everything was unchanged. The parameters of this block model are shown in Table.

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Table 14-5 : Block Model parameters

Block Model Parameters
Limits	East	13650 - 15875
	North	5850 - 6700
	Elevation	2500 - 5000
Block size	East	5
	North	2
	Elevation	5
Rotation	None

14.6	Grade Estimation Methodology

No variographic studies were performed given that the drilling pattern is too widely spaced and the zones too narrow to provide the necessary pairs of data that would be required to produce reliable semi-variograms, especially for the short ranges. Grade estimation was performed using the Inverse Distance Squared Technique (ID2) using the capped composite inside each mineralised zone. Only composites within a solid could be used to estimate the grade of the mineralised zone (hard boundary) to avoid smearing gold grade between mineralised lenses ore waste.

The resource estimates were done using a sample search approach within an ellipse. Anisotropic search ellipses were aligned parallel to the mineralised zones along their direction, dip and plunge. Search ellipse profiles used in the grade estimate are shown in Table .

Table 14-6 : Search Ellipse Parameters

Search Ellipses Parameters
Location	Sector	Radii	Direction	Dip	Plunge
West Bousquet Fault	Zone 2 Extension	X=100 Y=50 Z=200	75[o] – 122[o]	55[o] – 88[o] S	66[o] West to 68[o] East
	North Corridor		78[o] – 92[o]	68[o] – 86[o] S	78[o] West to 85[o] East
	Westwood Corridor		92[o] – 112[o]	63[o] – 82[o] S	65[o] – 84[o] West (Except WW22 : 85[o] East)
	Warrenmac	X=50 Y=25 Z=100	100[o]	76[o] S	85[o] West

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Search Ellipses Parameters
Location	Sector	Radii	Direction	Dip	Plunge
East Bousquet Fault	Zone 2 Extension	X=100 Y=50 Z=200	92[o] – 95[o]	71 – 78[o] S	85[o] to 90[o] West
	North Corridor		76[o] – 100[o]	70[o] – 81[o] S	65[o] to 83[o] West
	Westwood Corridor		57[o] – 90[o]	63[o] – 84[o] S	65[o] West to 88[o] East

A minimum of one (1) and a maximum of ten (10) composites were used to estimate individual blocks. In rare cases when the mineralised structure is more than 5 centimetres wide, lenses were constructed from only one drill hole.

14.7	Treatment of High Gold Values

As state earlier, the average estimates of some of the lenses are based on one to three drill holes. In those cases, even though the values of the assay of those drill holes were already cut by a grade capping value (see section 0), it is possible that the estimation could result in higher gold values than we expected. Based on what we know from our mining history at Doyon mine and from the block-test results of the mining performed in Z230 lens (see section 0), all the lenses estimate global gold values were cut at a grade of 15 g/t as a safety factor.

Exceptions are the Z232 and the Z268 lenses, for which part of the lenses are categorised as probable reserves (see chapter 15) based on a close spaced drilling pattern. The level of confidence in the continuity of mineralisation is high for these two lenses. Therefore, the global grade for these two lenses was kept to its original value which exceeds 15g/t.

14.8	Resource Classification

Mineral resources are classified using certain criteria:

•	Quality and reliability of drilling and sampling data

•	Distance between sample points

•	Confidence in the geological interpretation

•	Continuity of the geologic structure and the grade within this structure

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The drilling technique (diamond drill), the location of the sampling points (based on survey of collars and down holes surveys), the geological logging, the sampling technique and the quality of the assay data (including QA/QC) are industry standards and judged of good quality.

Under the CIM Definition Standards for Mineral Resources and Mineral Reserves an inferred resource is defined as:

“that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Also, an indicated resource is defined as:

“That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

Finally, a measured resource is defined as:

“That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.”

Based on these definitions, most of the resources at the Westwood project are classified as inferred. Because of the density of the drilling information, the continuity of most of the identified and modelled structures can only be assumed.

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Exceptions are some of the Warrenmac-Westwood lenses (Warrenmac, WW22 and part of lenses WW10, WW17 and WW20), and some of Zone 2 Extension veins (Z229, Z272, Z276 and part of lenses Z228, Z230, Z231, Z232, Z260, Z264, Z266, Z268 and Z270) which are drilled at 20m x 20m to 30m x 30m grid and show good continuity. Some of these lenses or part of these lenses is classified as indicated or measured resources (see section 0), while some of these lenses or part of these lenses is classified as reserves (see chapter 15).

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of it will be upgraded to an indicated or measured mineral resource with continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

14.9	Resource Estimates

The resource estimate reported as of December 31st 2012, has been tabulated in terms of a gold cut-off grade. Those estimates are tabulated using various cut-off grades up to an upper bound of 7 g Au/t gold. All individual lenses are capped at 15 g Au/t, except lenses Z232 and Z268 as stated in section 0.

14.9.1	Inferred Resources

Table 14-7 and Table detailed the December 2012 inferred resource estimate for the Westwood project. Estimates are grouped by corridors on each side of the Bousquet fault. Figure 14.7 shows the grade tonnage curve for the inferred resources.

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Table 14-7 : Inferred Resources by Corridor at Different Cut-Off Grades – December 31st 2012

*	Official resource of December 31st 2012 is based on a 6g Au/t cut-off

1.	CIM definitions were followed for Mineral Resources Classification
2.	All lenses capped at 15g Au/t
3.	A minimum width of 2 metres was used
4.	Numbers may not add due to rounding

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Table 14-8 : Total Inferred Resources by Cut-offs – December 31st 2012

1.	CIM definitions were followed for Mineral Resources Classification
2.	All lenses capped at 15g Au/t
3.	A minimum width of 2 metres was used
4.	Numbers may not add due to rounding

Figure 14.7: Grade Tonnage Curve - Inferred Resources – December 31st 2012

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14.9.2	Indicated and Measured Resources

Indicated resources include lenses Z229, Z272 and Z276 as well as part of lenses Z228, Z230, Z232, Z260, Z264, Z266, Z268, Z270, WW10 and WW20 while measured resources include a part of the Warrenmac massive sulphide lens. All these lenses (except Z229, Z272 and Z276 which are entirely classified as indicated resources) were estimate using a clipping boundary on the block model. All these resources are located on the west side of the Bousquet Fault. Table details the December 31st 2012 indicated and measured resource estimate for the Westwood project. Tabulation is presented at a cut-off grade of 6g/t with all lenses capped at 15 g/t (except Z232 and Z268).

Table 14-9 : Indicated and Measured Resources – December 31st 2012

(Cut-off = 6 g Au/t, Lenses capped at 15 g Au/t, except Z232 and Z268)

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The majority of the Warrenmac lens was converted to reserve in December 2012. The remaining tonnage (10,000 tonnes), currently classified as measured resource, is located at the bottom of the lens.

The measured and indicated resources represent respectively 0.1% and 4.0% of the total tonnes and ounces estimated for the Westwood project in December 2012, at a cut-off of 6 gAu/t.

14.9.3     Base metals

One lens (Warrenmac) on the west side, and two lenses (WW17 block 4 and WW25 blocks 4 and 5) on east side of the Bousquet Fault are associated with the Westwood corridor and contains some base metal values. Gold, silver, zinc and copper estimates were performed for theses lenses. Table 14-10 shows the base metals contents for the inferred resources using a cut-off of 6 g Au/t. Table 14-11 shows the base metals contents for the measured resources while Table 14-12 shows the base metals contents for the reserves, using a cut-off of 6 g Au/t for the WW17 lens and using no cut-off for the Warrenmac lens, while all the volume of the Warrenmac lens is exceeding 6 g Au/t.

Table 14-10 : Inferred Resources – Westwood massive sulphide lenses

Lens	Tonnes ( 000’s)	Grade				Gold (oz) (000’s)	Silver (oz) (000’s)	Copper (Tonnes)	Zinc (Tonnes)
		Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
WW17 (INFERRED) d=3.6	41	10.19	70.76	0.29	9.02	13	93	120	3692
WW25-4 (INFERRED) d=3.4	16	7.99	56.69	0.19	5.11	4	28	30	795

1.	CIM definitions were followed for Mineral Resources Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding
4.	No dilution is applied on tonnage

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Table 14-11 : Measured Resources – Westwood massive sulphide lenses

Lens		Grade				Gold (oz) (000’s)	Silver (oz) (000’s)	Copper (Tonnes)	Zinc (Tonnes)
	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
WMAC (MEASURED) d=3.6	10	4.69	23.66	0.14	1.29	2	8	15	132

1.	CIM definitions were followed for Mineral Resources Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding
4.	No dilution is applied on tonnage

Table 14-12 : Probable and Proven Reserves – Westwood massive sulphide lenses

Lens	Tonnes (000’s)	Grade				Gold (oz) (000’s)	Silver (oz) (000’s)	Copper (Tonnes)	Zinc (Tonnes)
		Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)
WW17 (PROBABLE) d=3.6	112	8.37	57.76	0.32	6.99	30	208	360	7 835
WMAC (PROVEN) d=3.6	262	7.52	45.60	0.20	4.26	63	384	527	11 148

1.	CIM definitions were followed for Mineral Resources Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding
4.	No dilution is applied on tonnage

14.9.4	Resources inside the Bousquet Fault Corridor

The Westwood Engineering team estimates that mineralization can be mined up to a limit of 5 metres on either side of the Bousquet Fault. Table 14-13 shows the inferred tonnes and ounces located inside that 10 metres corridor using a cut-off of 6 g Au/t.

Seven (7) other lenses have also part of their tonnage inside the Bousquet Fault corridor (Z264, Z278-A, CN25-E, CN38, WW20-A, WW20-B and WW25-E). These lenses are not included in the following table since all the tonnage is under the cut-off grade of 6 g Au/t.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

A total of 253,200 tonnes of inferred resources are located inside the corridor along the Bousquet Fault, over a total of 9 589 000 tonnes of inferred resources (at a cut-off of 6 g Au/t, from Table 13-8), which represents only 3% of the Westwood project inferred resources. No indicated and measured resources are located inside the Bousquet Fault corridor.

Table 14-13 : Inferred Resources inside the Bousquet Fault Corridor

(Cut-off = 6 g Au/t and lenses capped at 15g Au/t)

Lens	Total Lens			Lens Inside Bousquet Fault (±5m-corridor)
	Tonnes (000’s)	Gold (g/t)	Gold (oz) (000’s)	Tonnes (000’s)	% of total tonnes	Gold (g/t)	Gold (oz) (000’s)	% of total ounces
Z215-A d=2.85	238	10.50	81	20	8	9.71	6	7
Z225-A d=2.85	169	10.66	58	30	18	12.75	12	21
Z230-B d=2.85	1 227	10.61	419	13	1	7.35	3	0.7
Z230-D d=2.85	107	15.00	52	2	2	7.78	0.5	1
Z260-B d=2.85	43	11.47	16	1	2	9.53	0.4	2
Z268 d=2.85	42	11.60	16	3	7	9.53	1	6
CN06 d=2.85	52	14.22	24	0.3	0.6	15.00	0.13	0.5
CN15 d=2.85	15	15.00	7	2	13	15.00	1	14
CN37 d=2.85	40	8.32	11	4	10	8.32	1	9
CN39 d=2.85	49	8.60	13	14	29	8.60	4	31
CN40 d=2.85	110	15.00	53	2	2	6.38	0.3	0.6
WW10-C d=2.90	43	10.90	15	0.1	0.2	6.21	0.01	0.1
WW10-E d=2.90	473	8.94	136	14	3	12.32	5	4
WW15 d=3.20	120	7.96	31	83	69	7.92	21	67
WW17-D d=3.6	41	10.19	13	2	5	15.00	4	30
WW20-C d=3.00	8	7.99	2	0.8	10	6.19	0.15	8
WW25-D d=3.40	16	7.99	4	15	94	8.04	4	100

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Lens	Total Lens			Lens Inside Bousquet Fault (±5m-corridor)
	Tonnes (000’s)	Gold (g/t)	Gold (oz) (000’s)	Tonnes (000’s)	% of total tonnes	Gold (g/t)	Gold (oz) (000’s)	% of total ounces
WW25-F d=3.00	4	6.40	0.8	4	100	6.40	0.8	100
WW47 d=2.90	43	11.64	16	43	100	11.64	16	100

TOTAL	2 840	10.60	967.8	253.2	9	9.90	80.3	8

1.	CIM definitions were followed for Mineral Resources Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding
4.	No dilution is applied on tonnage

14.10	Validation of Results

14.10.1	Composites vs. Block Grades

Table shows a comparison between the average gold grades for the capped composites with the average block grade for each zone with no low cut-off applied. These results demonstrate that the block grades are generally lower (4 to 36%) than the composites grade. In contrast, the North Corridor estimate for the block model grade is 5% higher when compared to the average composite data. For all the ore lenses, the block grade estimate is 98% lower than the average composite grade.

Table 14-14 : Composite vs. Block Model (lenses not capped at 15 g Au/t)

Average Composite Grade vs. Block Grade – (g Au/t)
Zone	Composite average Grade (all composite)	Block Grade estimate (all blocks)	Block vs. Composite
Zone 2 Extension	10.33	9.20	89%
North Corridor	8.21	8.66	105%
Westwood Veins	5.01	4.81	96%
Westwood VMS	6.06	3.87	64%
All zones	8.58	6.97	81%

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

14.10.2	Volume of the Wireframes vs. Volume of the Block Model

As shown in Table , the reported volumes are similar between the wireframes and the block models. The block model underestimates the wireframe volumes by an average of less than 1.0%.

Table 14-15 : Volume Comparison

Comparison between the Wireframes Volumes and the Block Models (all grade)
Zone	Wireframes Volume (m³)	Block Model Volume (m³)	Models vs. Wireframes
Zone 2 Extension	2,932,352	2,933,317	100.00%
North Corridor	1,684,931	1,676,186	99.48%
Westwood	4,055,406	4,003,865	98.73%
Warrenmac	75,353	75,576	100.30%
Total	8,748,042	8,688,944	99.32%

14.11	Mineral Resource Evolution

At Westwood, an important delineation program, including development in the mineralisation, is ongoing. As shown in Figure and in Figure , the 2012 drilling campaign has resulted in an addition of new resources (199,000 ounces). Also, indicated and measured ore resources were transferred to probable and proven reserves (328,000 ounces in-situ + 20,000 ounces on the stockpile, see details in chapter 15). IAMGOLD is confident that this work will provide enough information on geological and grade continuity to be able to upgrade the classification of other parts of the resources from inferred to indicate and measured in 2013.

Section 14.0	October 2013	14-24

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 14.8 : Westwood Resources Evolution from 2007 to 2012

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 14.9: Mineral Resource Waterfall Graph – May 2011 vs December 2012

14.12	Evaluation of Geological Risks

Overall, the Westwood inferred resource estimate has a low risk with respect to data quality. However, the density of data in most of the area is not sufficient to have a good level of confidence on the tonnage and grade estimates for this type of mineralisation, especially for local estimates. Locally, near the existing underground openings, we are able to delineate indicated resources. Significantly more information is required to increase the confidence level and to delineate further indicated or measured resources.

At this stage of the project, mainly inferred resource can be identified because of the assumed, but not verified, geological continuity of the zones. The quantity and grade can be estimated on the basis of geological evidence and limited sampling data due to the large drill holes spacing.

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Table 14-16 : Risk Matrix

Westwood Resource Risk Factors
• Risk area	• Risk Rating	• Comments
Drilling technique	Low	100 % Diamond drilling

Logging	Low	Geology of the Area well understood.

Drill sample recovery	Low	Core recovery excellent, almost 100%

Sub-sampling technique	Low	Sample intervals appropriate. Half core used for assays except where the drilling grid is less than 80x80 where all the core is sent to the lab.

Quality of global assay data	Low	When using number of data, average of first and second assay about the same.

Quality of individual assay data	Low to High	Low on global and high on local scale (due to visible gold).

Location of data points	Low	Drill collar surveyed. All holes also have down-hole survey at every 50 m (FlexIt or Reflex)

Density	Low to medium	Same rock type than Doyon Mine for zone2 and north corridor, Medium for Warrenmac-Westwood Corridor where we have semimassive to massive sulphide lens.

Compositing	Low	Composites weighted by zone width. Zone width generally constant between 2 to 3 metres.

Geological interpretation	Low to Medium	Good confidence in the direction and dip of the zones witch are more or less parallel to the foliation, like zone 1 and 2 in the volcanic rocks at Doyon Mine.

Geological continuity	low to High	Risk is high for continuity and influence of individual drill holes where the drilling grid is more than 40x40m. Continuity is only assumed but not verified.

Tonnage estimation	Low to high	Dependent of the continuity of the zones and associated to the drilling grid.

Grade estimation	Low to Medium for global estimate. High for local estimate

If we apply a 20% dilution and apply a correction for the decrease in the minimum mining width (3m to 2m), the grade is similar to the historical underground production at Doyon. Top cut assays is conservative. For zones with medium to high density of drill holes, the grade estimation seems good, but risk is high for zones with low density of drill holes.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

15	MINERAL RESERVE ESTIMATES

15.1	Reserve Definition

Under the CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010), a probable reserve is defined as:

“A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified..”

Finally, a proven reserve is defined as:

“A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

15.2	Engineering Methods and Parameters

For each mining block, a feasible mine design must be prepared, including required infrastructure and appropriate mining method/parameters (e.g. dilution, recovery). An economic analysis of the block will then be performed, using the appropriate revenue and cost factors. Economic analyses are generally performed on a full-cost basis, including administration/support cost, depreciation, and capital expenses. Due to the nature of the Westwood deposit, mining parameters and cost analyses are highly variable. Critical elements include block dimensions, mining method selected, distance from infrastructure, dip of the ore, etc. Further details are provided in Chapters 16 and 21.

Tonnage and grades of all mining blocks are calculated using the Gemcom Surpac 6.3.1 Block Model Report module. The blocks included in the volume must fit between the lower and upper elevation limits, between the easting covered by the sill access and have the desired rock code (zone index).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Mining blocks with positive economic analyses will be included in the mineral reserve estimate. Several block designs may be required. However, adjustments may be made to the mining plan, either adding or omitting blocks to improve the overall project economics. Low grade blocks in the mining plan will be tagged as such in the Surpac block model so as not to increase reserves.

A general cut-off grade was calculated to assist in classifying resource. The current cut-off grade is 6 g Au/t, as defined in the revised scoping study (IAMGOLD Corporation – Revised Scoping Study NI 43-101 Technical Report, December 2009).

15.3	Reserve Estimates

Based on these definitions, a portion of the indicated resources were transferred into probable reserves and a portion of the measured resources transferred into proven reserves at the end of December 2012. The Westwood project Mineral Reserve as of December 31st, 2012 is presented in Table 15-1. The Mineral Reserve was calculated using the 6 g Au/t cut-off grade and include a dilution of 40%. This cut-off grade was calculated using the production plan presented in Chapter 22 as well as the mining method parameters presented in Chapter 16 and the costs presented in Chapter 21.

A total of 348,000 ounces were transferred into reserves in December 2012:

•	941,000 tonnes grading 9.35 g Au/t that were transferred from the indicated resources to the probable reserve category (283,000 ounces)

•	374,000 tonnes grading 5.40 g Au/t that were transferred from the measured resources to the proven reserve category (65,000 ounces).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 15-1 : Proven and Probable Mineral Reserves – December 31st 2012

		Low Cut Off at 6,0g/t
	Veins	Diluted Tons 40%	Grade g/t	Onces Au
Zone 2	Z228_Probable	14 000	7,32	3 000
	Z230_Probable	148 000	8,21	39 000
	Z231_Probable	10 000	8,29	3 000
	Z232_Probable	213 000	10,97	75 000
	Z268_Probable	190 000	14,88	91 000
	Z270_Probable	20 000	7,79	5 000

	Sub-Total	595 000	11,29	216 000

Westwood	WW10_Probable	185 000	6,03	36 000
	WW17_Probable	157 000	5,98	30 000
	WW22_Probable	4 000	5,76	1 000

	Sub-Total	346 000	6,01	67 000

	TOTAL	941 000	9,35	283 000

		Low Cut Off at 6,0g/t
	Veins	Diluted Tons 40%	Grade g/t	Onces Au
Westwood	WW10_Proven	7 000	7,04	2 000
	Warrenmac_Proven	367 000	5,37	63 000

	TOTAL	374 000	5,40	65 000

	PROB + PROV	1 315 000	8,23	348 000

1.	CIM definitions were followed for Mineral Reserve Classification
2.	A minimum width of 2 metres was used
3.	Numbers may not add due to rounding

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

15.4	Validation of Resource Parameters

15.4.1	Reconciliation of a Test Mining

In 2008-2009, a block-test was mined out using a small drift to verify the horizontal continuity of the mineralisation and the resources estimates. A small part of the Z230 vein was then mined out on level 084-00. The mineralised structure (vein) was continuous for 225m in the east-west direction.

Table 15-2 shows the reconciliation between the mining and the resources estimation from the block-test. The mine production was higher than the mineral resources by 139% in tonnes, due to a greater dilution than expected which resulted in a lower grade than the mineral resources (76%) for a total of 1,641 ounces.

Table 15-2 : Block-Test Mining Reconciliation 2008-2009

Block test – Z230 Level 084-00 – Mining vs. Resources
Drift Z230	Resources estimate	Mine Production	Variances %
Tonnes	6 012	8 366	139%
Grade (g/t)	7.62	5.81	76%
Ounces	1 474	1 641	111%

15.4.2	Warrenmac Lens Development

The Warrenmac massive sulphide lens has been classified as proven reserve for the calculation of December 31st 2012, except for the bottom part of the lens, under level 36-00 (4600m elevation), which remains classified as measured resources. The following data was used to define and classify the Warrenmac lens (see Figure 15.1):

•	A total of 80 drill holes were used to define a global volume of 75 575 m3 for a non diluted tonnage of 272 000 tonnes.

•	A total of 215 samples from the Warrenmac lens were used to define the specific gravity, which is estimated as 3.6 t/m3.

•	The spacing between drill holes inside and around the Warrenmac lens is 15 m x 15 m.

•	The horizontal and vertical geological and grade continuity of the Warrenmac lens has been validated from October 2011 to April 2012 while seven (7) levels were developed inside the lens.

•	Figure 15.1 shows the blocks mined from May to December 2012 (blocks 1, 2, 3, 4 and a part of block 5) and the levels developed between 36-00 and 36-06 level.

Section 15.0	October 2013	15-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 15.1: Longitudinal view of the Warrenmac Lens – December 31st 2012

15.4.3	Stockpile

The ore material that was mined out of the Warrenmac lens in 2011-2012 from the seven levels and from the five ore blocks was trucked by the Warrenmac ramp to the surface. The waste material was sent to the waste disposal dumps. By the end of December 2012, a tonnage of 98 000 tonnes grading 6.24 g Au/t for 20 000 ounces was stockpiled at the surface next to the on-site mill. The stockpile inventory comes from the Warrenmac proven reserves and is therefore classified as proven reserves.

Section 15.0	October 2013	15-5

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The average grade was estimated based on the grades of the chip samples collected during the levels development. Reconciliation of the stockpiled material will be completed in 2013 following milling.

15.4.4	Conclusions

Test mining and development was performed to validate the geological, mining and economic parameters necessary to convert the mineral resource to reserve. Significant changes to the mining method have since been implemented. While further work is required to convert other sectors to reserves, the testing performed to date validates the declaration of mineral reserves (proven and probable) for the above-mentioned sectors.

15.5	Base Metals

One proven reserve lens (Warrenmac) on the west side, and one probable reserve lens (WW17 block 4) on east side of the Bousquet Fault are associated with the Westwood corridor and contains some base metal values. Gold, silver, zinc and copper estimates were performed for these two lenses (see section 14.9.3 for details). Base metal grades will be analysed but their recovery is not included in this study.

Section 15.0	October 2013	15-6

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

16	MINING METHODS

16.1	Design Criteria

16.1.1	Financial Parameters

The current mining plan is based on a gold price of 1,600 $US/oz for 2013 and 1,300 $US/oz for the remainder of the mine life (3 years based on reserves only. The silver price decreases from 38 $/oz for 2013 to 23 $/oz for the reaming years. An exchange rate of 1.0 $CAN/$US was used for all economic projections. No base metal credits are included in the current study; as a result of the high capital costs and the lower zinc resources the zinc-flotation circuit option has not been retained for the moment.

16.1.2	Production Requirements

Production scenarios were developed to ensure a maximum throughput from the mine.

The current mineral reserves, applying a cut-off grade of 6 g Au/t, is 1.3 M tonnes ore (diluted at 40%) for 348 K ounces of contained gold. The majority of the current reserves are located in narrow veins; a minimum geological width of 2.0 meters has been used. The mining equipment selected results in a minimum mining width of 3.1 meters.

The narrowness of the ore indicates that a large number of stopes must be mined annually to reach the targeted capacity. With the planned stope dimensions and cycle times it is estimated that no more than 15 stopes can be mined annually per panel. A minimum of 25 mining panels must then be active each year to maintain production. Cycle time will be a critical element of the mining productivity.

Mining of the entire mineral reserve will lead to a mine life of 4 years. Mine operations are scheduled on two(2) 10-hour shifts per day, 4 days per week (development and production).

Infrastructure in the current mining plan permits mining to a depth of 2,000 meters, although mineralization continues at depth. Mining of resources below the current infrastructure plan would require significant study and is not included in this report. Other constraints included in the selection of the mining plan include variable dip of the ore zone, ventilation requirements, and uncertainty regarding location or continuity of reserves.

Section 16.0	October 2013	16-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

16.1.3	Geotechnical Considerations

Geotechnical considerations have led to the most significant changes in the Westwood mining plan since the initial scoping study. Poor ground conditions at depth, more variability in the rock mass as well as less ore zone continuity have all resulted in changes to the mining plan. Golder Associates, researchers from École Polytechnique (Montreal) and other consultants have been involved since the beginning of the project to assist in assessment of the rock mass, mine design, support requirements and risk analysis.

16.1.3.1	Stress State

In-situ stresses were measured in 2008 on Level 840 by R. Corthésy of Montreal’s École Polytechnique. Results were lower than expected and may have been affected by the proximity of the Bousquet fault. After comparison with regional values and historical values measured at Doyon, values of the stress tensors were adjusted (Golder, 2009) for numerical modelling and analysis for Westwood. Table 16-1 lists the values retained.

Table 16-1 : Insitu Stresses for Numerical Modelling

Stress	Magnitude (K x s3, in MPa/m)	Orientation (°) (Trend/Plunge)
s1	1.5 × s3	N-S/00°
s2	1.2 × s3	E-W/00°
s3	0.027 × depth (m)	Vertical/90°

16.1.3.2	Rock Mass Classification

A detailed characterization of the geomechanical properties of the rock mass was begun in 2009. The characterization was based on rock quality assessments of diamond drill core samples, laboratory testing and geotechnical mapping. Information has been refined and updated with information from the latest drilling campaigns and the experience gained from development and the test stopes.

Section 16.0	October 2013	16-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

As summarized in Table 16-2, 7 different rock units have been identified; laboratory tests were performed by R. Simon (2009) of Montreal’s École Polytechnique on each to determine in situ characteristics. Parameters vary significantly between the different rock units, from a very competent basalt unit (U1) to a poor quality felsic volcanic unit (U4).

Table 16-2 : Intact Rock Parameters

			RQD (%)		RMR76
Unité géologique	Nombre de données		Moyenne(1)	Ecart type	Moyenne(1)	Ecart type	Typique(2)	Borne inférieure(3)
U1 (V7 et 3G)	—	(4)	95	—	61	—	60	50
U2 (V7 seul)	55		86	16	71	5	70	65
U2 (1RPQ seul)	93		67	28	59	8	60	50
U3	963		86	21	61	10	60	50
U4	1808		67	33	51	12	50	40
U5	2939		69	30	52	12	55	45
U5a	1366		68	33	53	12	50	40
U6	1580		72	32	58	11	60	50

Note:

1)	Moyenne arithmétique.
2)	Valeur typique est environ égale à la moyenne approximé à cinq unités près.
3)	La valeur de “borne inférieure’’ (Lower Bound) est environ égale à la valeur typique moins une foils la valeur de l’écart type.
4)	Données provenant de I’étude de stabilité du puits d’exploration (Golder 2009 b). RMR estimé en utilisant l’équation: RMR = 9xlnQ + 44.

Geotechnical mapping, mainly on 840-level, identified 4 main joint families. Results of the mapping were combined with intact rock characteristics to determine Rock Mass Ratings (RMR) for each unit (Table 16-3) and estimate modelling parameters. A similar calculation was performed for the area surrounding the Bousquet Fault (Table 16-4).

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 16-3 : Joint Families

Unité géologique			RQD (%)		RMR76
	Nombre de données		Moyenne(1)	Écart type	Moyenne(1)	Écart type	Typique(2)	Borne inférieure(3)
Sédiment	136		65	35	55	10	55	45
U3/FBous	115		45	34	48	12	50	40
U4/FBous	9	(5)	0	0	27	3	30	20
U5/U6	33		27	24	45	12	45	35
U5/U5a	28	(5)	5	12	29	2	30	25

	RMR76
Faille Bousquet (6)	Typique(2)	Borne inférieure(3)
Zone de transition	64	55
Zone de contact	33	25
Zone de faille	48	40

Note:

1)	Moyenne arithmétique.
2)	Valeur typique est environ égale à la moyenne approximé a cinq unités prés.
3)	La valeur de “borne inferieure” (Lower Bound) est environ égale à la valeur typique moins une fois la valeur dé l’écart type.
4)	Données provenant de l’étude de stabilité du puits d’exploration (Golder 2009 b). RMR estimé en utilisant l’équation: RMR = 9xlnQ + 44
5)	Etant donnée le nombre limité de mesures compilées pour les unités “Dyke”, “U5/U5A” et “U4/Fbou”, les valeurs présentées doivent étre utilisées avec précaution.
6)	Selon Golder 2009d et Berson 2009.

Table 16-4 : Rock Mass Ratings

Zone	sci (MPa)	Ei (GPa)	mi	RMR76	Em(GPa)	v	Km (GPa)	Gm (GPa)	c (MPa)	F (°)	stm (MPa)
Zone de transition	125	65	8	55	26.5	0.3	22.1	10.2	2.1	46.5	-0.53
Zone de faille	32	21.5	7	40	3.4	0.3	2.86	1.32	0.78	30.1	-0.05

Légende:

UCS:	Résistance en compression uniaxiale (Uniaxial Compressive Strength) (MPa)
Ei:	Module de Young (module d’élasticité) du roc intact (GPa)
Em:	Module de Young (module d’élasticité) du massif rocheux (GPa)
v:	Coefficient de Poisson
sci:	Résistance en compression du roc intact (MPa) selon Hoek-Brown 2000
mi:	Constante de l’enveloppe de rupture selon Hoek-Brawn 2000
stm:	Résistance en tension du massif rocheux (MPa)
Km:	Module d’élasticité volumique du massif rocheux (GPa)
Gm:	Module de cisaillement du massif rocheux (GPa)
c:	Coefficient du massif rocheux
F:	Angle de friction interne du massif rocheux

16.1.3.3	Impact on Mine Design

Geotechnical considerations will have a significant impact on the production plan of the Westwood project. Numerical modelling and analysis was performed by mine staff and external consultants to identify risks associated with mining sequence, infrastructure location, and support requirements. Analyses, particularly in the area of the Bousquet fault, were compared with experience at the Doyon Mine and the mining of the schist zones.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The poor quality of rock mass will limit the allowable stope dimensions in several rock units, causing bulk methods to be uneconomic due to excessive dilution. More selective and expensive methods will be required to maintain stability. Dilution rates for the different mining methods were updated as a result. Drift intersections in several units will require significant support and the location of certain large openings (e.g. maintenance shop) will be constrained. Limits between mineable zones and around infrastructure will also be enforced. Resources in the Bousquet fault area are not included in the current mining plan due to the high risk: a 5-meter pillar on each side of the fault was added in this area. A 50-meter pillar is located around all major infrastructures.

Numerical modelling indicated no significant seismic activity, although seismicity could be experienced in certain areas as a result of high extraction rates and/or pillar recovery. A seismic monitoring system will be installed given the history of seismic activity in the Doyon Mine and in the mining camp.

The high variability of rock quality will require a number of different types of ground support patterns. Significant anisotropy also complicates the mine design, as certain units may be stable when perpendicular to the regional schistosity and unstable or prone to convergence when parallel to the schistosity. Even in the same rock unit, different support patterns may be required. These factors significantly increase the complexity of mine design, require additional resources and increase the risk. Mining methods and operating parameters have evolved over time to take these factors into account.

16.1.4	Underground Infrastructure Design

Underground access is by a 6.4-meter diameter circular shaft with a current length of 1,958 meters. Main levels (shaft access) are spaced approximately 240 meters apart; the majority of underground infrastructure, including maintenance facilities, warehouses and stockrooms, and electrical stations are located on these levels. Levels 840, 1320, and 1800 include track drifts designed for ore handling by trolley as well as crushing and loading infrastructure. Other tramming levels will be added at depth. Figure 16.1 shows a general longitudinal section of the project.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 16.1: General view of the long term mining plan

VENT RAISE EXHAUST 1440RE
MONT. DE VENT. INTAKE
SURFACE AU 0600-12
MONT. VENT. INTAKE PRINCIPALE
DU 0840-00 AU 0600-07
COMPLÉTÉE EN JUIN 2013
RAMPE WW025
RAMPE 2215
MONT. VENT. EXHAUST PRINCIPALE
DU 1040-00 AU 0840-00
COMPLÉTÉE NOVEMBRE 2013
RAMPE SERVANT À L'EXHAUST À VENIR
MONT. VENT. INTAKE TEMP.
DU 1040-00 AU 0840-00
COMPLÉTÉE EN JUILLET 2013
MONT. VENT. INTAKE PRINCIPALE
DU 1040-00 AU 0840-00
COMPLÉTÉE EN NOVEMBRE 2013
LOADING #2 1400-00 &
SALLE MARTEAU 1320-00
CONSTRUCTION COMPLÉTÉE
EN AVRIL 2013
MONTERIE STÉRILE POUR DÉPART NIVEAU 1560-00
COMPLÉTÉE AU DÉBUT 2014
MONTERIE STÉRILE POUR DÉPART NIVEAU 1800-00
STATION 2047 COMPLÉTÉE EN MARS 2014
RAMPE FOND DE PUITS &
LOADING #3 COMPLÉTÉ EN JANVIER 2014
NIVEAU 1560-00

The Warrenmac ramp was developed from surface to access the ore zones, and is connected to the Westwood ramp network. Sublevels used for mining are spaced approximately 30 meters apart in the upper section of the mine and 15 meters apart in the lower sections. A series of ore and waste passes are placed throughout the mine to ensure that haulage distances do not exceed 300 meters.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The main ventilation raise (6-meter diameter) extends from Level 600 to Level 840 with secondary raises throughout the mine. An exhaust raise will be extended from the surface to level 1040 in 2013. An estimated 800,000 cubic feet per minute (CFM) are required for underground ventilation, due to the size of the mobile equipment fleet and the distance between active mining fronts. Extensions to infrastructure are planned throughout the mine life as the mining areas deepened.

A paste backfill network is planned from surface to all mining levels. The network will be twinned from surface to level 360, where it will split into an East and a West network to reach all mining areas. The main network was designed with 6”-diameter piping. A maximum fill rate of 80 tonnes per hour is used. Paste distribution is through gravity placement; an estimated 95% of mining areas have access to the network.

A hydrostatic plug will be constructed in 2013 on Level 840. This corresponds to Doyon’s 14-Level, which was used for Westwood exploration and development. The hydrostatic plug will separate the two mines definitively and allow disposal of Westwood tailings in the Doyon pit (see Chapter 20).

16.1.5	Other Considerations

An average density of 2.85 tm/m³ was used for in-situ material and a density of 1.8 tm/m³ used for broken material. Ore and waste rock are assumed to have the same density.

Thermal constraints are not considered significant at the depths covered by the current mining plan (to 2 000 meters). Expansion at depth will require heat control measures.

The project is not expected to be influenced significantly by ground water.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

16.2	Mining Methods

16.2.1	Previous Approaches

A number of changes have been made to the Westwood mining plan since the first preliminary assessment completed in 2007. This is to be expected as the reserves becomes more defined. Original plans called for all long-hole mining, with a minimum mining width of 3 meters. Cut & fill mining was added to the plan beginning in 2009, in large part due to poor ground conditions and forecasted dilution rates. The current mining plan on reserves only calls for the use of long hole mining method only. Of the total mining plan, ore development represents 22% of tonnage while extraction represents 78% of annual tonnage.

16.2.2	Development

16.2.2.1	Mining Method

Development is classified as either deferred (infrastructure) development, including ramps, cross-cuts and ore passes, or current development. Most lateral development is mechanized, with jumbos, rockbolters, scissor-lifts and 3.5 yd³ scoop-trams. Dimensions for waste drifts (including ramp below 600-level) are 3.8 m high x 3.7 m wide. Drift dimensions in the ore zone may vary locally according to the dip of the vein and the mining method selected: planned dimensions are drifts and 3.8 m wide x 3.7 m high for longhole drifts. Trolley drifts will be developed with wheeled long-tom teams: other than Level 840 (originally an exploration drift), dimensions are 3.4 m high x 3.1 m wide.

Arched backs will be required for drifts developed in certain geological units to assist with stability. Ground support varies significantly by type and orientation of the excavation: typical support may include mechanical rock bolts, resin rebar, friction bolts as well as mesh screen and straps.

Vertical development is mainly related to infrastructure development, including ventilation raises and ore/waste passes. Dimensions are typically 2.4 m x 2.4 m, although the main ventilation raise will have be 6 meters in diameter. Raise development is performed by contractors, including IAMRock (internal contractor); Alimak and conventional raise methods are currently used. Slot openings for longhole stopes will be drilled with V-30 heads (0.76 m diameter) on Cubex production drills.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

16.2.2.2	Operating Parameters and Requirements

Development performances are based on current performance at the Westwood Project as well as historical performances at the Doyon Mine. A total of 397,000 m of lateral development and 46,000 m of vertical development are planned over the mine life. The following performances were used in the mine plan:

•	Deferred / stope prep. development: 11.4 m/day/team;

•	Ore development: 9 m/day/team;

•	Alimak and conventional raises: 3.8 m/day/team;

•	Long Hole 2”: uppers: 120 m/day/drill

•	Long Hole 4”: 200 m/day/drill.

•	V-30 (slot) raises: 5 m/day/drill.

The production plan requires a total of 5 teams for lateral development, 2 teams for vertical development, and 4 drills for long hole 2” and 4” (including cable bolting and slot raise development).

16.2.3	Longhole Mining

16.2.3.1	Mining Method

Longhole mining is planned in areas with more competent rock units, including the mining of veins Z230, Z270 and WW10 on upper levels. Forecasted dilution varies with the dip of the ore zone and the depth and range from 40 to 100%. Projected dilution rates are shown in Table 16-6.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 16-5 : Longhole Dilution Rates

Long Hole - SIII
Level		60	84	104	132	156	180	204	241
Vein Dip (°)	55	100%	100%	100%	100%	100%	100%	100%	100%
	60	100%	100%	100%	100%	100%	100%	100%	100%
	65	55%	55%	55%	60%	60%	65%	65%	65%
	70	55%	55%	55%	60%	60%	65%	65%	65%
	75	55%	55%	55%	60%	60%	65%	65%	65%
	80	55%	55%	55%	60%	60%	65%	65%	65%
	85	55%	55%	55%	60%	60%	65%	65%	65%
	90	55%	55%	55%	60%	60%	65%	65%	65%

Long Hole - Mining
Level		60	84	104	132	156	180	204	241
Vein Dip (°)	55	100%	100%	100%	100%	100%	100%	100%	100%
	60	100%	100%	100%	100%	100%	100%	100%	100%
	65	55%	55%	55%	60%	60%	65%	65%	65%
	70	55%	55%	55%	60%	60%	65%	65%	65%
	75	55%	55%	55%	60%	60%	65%	65%	65%
	80	50%	50%	50%	55%	55%	60%	60%	60%
	85	45%	45%	45%	50%	50%	55%	55%	55%
	90	40%	40%	40%	45%	45%	50%	50%	50%

Longhole stopes are 14 meters high, 15 meters long and 2 meters wide, resulting in a hydraulic radius of 3.6. Each stope will produce approximately 800 tonnes of ore. Sills of 4 meters are developed above and below each mining block (minimum width of 3.1 meters). Each mining panel will have centre access drifts; mining will begin at each extremity and retreat towards the centre in a pyramidal sequence, as shown in Figure 16.4.

Figure 16.2: Longhole Mining Method

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Stopes will be drilled down from the upper level with 4”-diameter holes using SOLO drills. A drill pattern of 1.5 m x 1.5 m is planned. Cubex drills with V-30 heads will be used to open the slot raises. Stopes will be blasted with emulsion explosives and electronic detonators. Scoop trams (4 cubic yards) with remote capability will muck out the stope. Paste backfill will be poured in all stopes: cement contents will be 7% for plug and 4% for residual. A cure of 14 days is required before mining any adjacent stope. Stope dimensions are such that cablebolts are generally unnecessary.

16.2.3.2	Operating Parameters and Requirements

One longhole drill will suffice for the longhole production planned. Drill productivity is 200 meters or 500 tonnes per day. V-30 productivity is calculated at 5 meters per day. A complete longhole stope cycle is estimated at 8 days.

16.2.4	Ore Handling

Ore will be mucked using the 4 cubic yard scoop trams to the nearest ore pass, generally located at less than 300 m. 13-tonne haul trucks will be used for longer distances. Electrical trolleys with 10-tonne cars will be used to transport material from the various ore passes to the loading infrastructure for hoisting (capacity of 100 tonnes per trip, up to 3,000 tonnes per day). Two 20-tonne skips will be used for skipping material, with a capacity of 4500 tonnes per day. On surface, 30-tonne trucks will transport ore the 2.5 km from the Westwood shaft to the mill.

16.2.5	Mine Services

Due the small size of stopes, the mine operations and service team will total 366 employees. The mobile equipment fleet includes 89 production units and 148 service units.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17 RECOVERY	METHODS

17.1	Design Criteria

Preliminary assessments for the Westwood project indicated the potential for economic recovery of zinc ore as well as gold; this potential was not validated by subsequent drilling. Later resources failed to justify the additional capital expenditure for the recovery of the zinc by flotation and design criteria were revised.

The operating plan retained includes processing of the higher-grade zinc ore zones by cyanidation only which will not give us zinc credit but provide acceptable gold recovery. The mill design will be revised if additional zinc resources are identified. The mill refurbishment completed in early 2013 includes gold cyanidation and tailings desulphurization circuits with the potential for future development if required.

The design criteria for the processing facilities have been developed specifically for the Westwood project using a number of sources, including:

•	The mine production plan;

•	The existent Doyon Mill;

•	The results of the metallurgical testwork conducted by several laboratories between 2007 and 2009;

•	Experience gained by IAMGOLD at several operations.

The design is based on the following criteria:

• Annual production (tonnes/year)	850,000
• Week of operation yearly (weeks/year)	52
• Availability of the mill (%)	96
• Tonnage of operation (tonnes/day)	2,425

The main design constraint is the daily mine throughput.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17.2	Recovery Process

17.2.1	General

All ore from the Westwood project will be processed on site. The original Doyon Mill, originally constructed in the 1970s, was completely refurbished between 2011 and 2013 in order to efficiently treat Westwood ore.

During the two first years of operation the Westwood ore will be processed at a rate of 600,000 tpy. Subsequently, the tonnage will increased quickly to reach an annual nominal capacity of 850,000 tpy at the beginning of the fourth year. Temporarily, the copper circuit used to treat Mouska ore will be converted into a desulphurization circuit. The existing grinding, leaching, absorption and stripping circuits were upgraded to replace obsolete equipment. Cyanide destruction capacity was also increased to treat the generated tailings.

17.2.2	Flow Sheet

The process flowsheet, based on the previous Doyon mill, but including all upgrades and modifications from the refurbishment, is shown in to 17.4

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 17.1: Grinding and Copper Flotation Circuit

Figure 17.2: Zinc Flotation Circuit

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 17.3: Existing Leaching, Absorption and Stripping Circuit

Figure 17.4: Waters and Tailings Management

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17.2.2.1	Ore Handling and Crushing

All underground ore will be hauled by truck to the mill, a distance of 2.5 km, and discharged at the existing crusher house. Crushing will be carried out on surface with the existing equipment. There is no modification planned to the crusher plant but repair works will be made. The ore will be conveyed to the mill ore bins using the existing conveyor system.

17.2.2.2	Grinding and Gravity

Grinding of the Westwood ore will be done using the existing 2,700 HP SAG mill in closed circuit with the current primary hydrocyclones. The overflow of primary hydrocyclones will feed 1,000 HP ball mill in closed circuit with its existing secondary hydrocyclones. A portion of the underflow (secondary hydrocyclones) will pass by the gravity separation using a Knelson concentrator (30’’) and a shaking table. The tail of gravity circuit will return to grinding and the gold concentrate will go to the refinery.

For the purposes of this study, it is assumed that the Westwood ore grinding characteristics are similar to the Doyon mine ore. The targeted ore grinding size is 80% passing 74 microns (200 meshes). Testing of the July 2009 bulk sample confirmed these similarities.

The grinding circuit will need new pump boxes for the SAG mill and the ball mill. A new trash screen will be installed to the overflow on the last stage classification. The secondary cyclone overflow will be cleaned before being directed to the copper flotation or the leaching. The existing gravity circuit will continue to be used for free gold recovery.

17.2.2.3	Cu/Zn Flotation

As previously mentioned, construction of a flotation circuit was not retained. However, part of the Cu flotation circuit initially built to process Mouska ore will be modified and used for the flotation of sulphides from the tail of the cyanide destruction plant.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17.2.2.4	Filtration

Modifications and additions will be done in the second phase. The actual disc filter (2 disc x 4’) used for the copper filtration will be replaced by a bigger disc filter (4 disc x 4’) and will be transferred in the concentrate shed. For the zinc concentrate, a new pressure filter will be installed in a closed storage facility. The zinc concentrate will be put into a 120 tonne silo. Each day, the concentrate will be transported and put into storage at Cadillac for train shipping. Modifications and upgrades will also be undertaken in the second phase.

17.2.2.5	Leaching

Because of the Doyon ore leaching characteristics, the existing leaching circuit has a 60-hour retention time at the nominal rate of 3,200 tpd. For the two first years, it is planned to treat 600,000 tpy of Westwood ore. This implies that the operation will be for a five-day weekly operation at 2,500 tpd or 105 tph, and that the leaching circuit will therefore remain above the retention time required of 48 hours. As mined tonnage increases to 850,000 tpy (end of the third year of production) the schedule of operation will be modified for a seven-day weekly to reach a daily tonnage 2,425 or 100 t/h. With the 850,000 tpy milling rate, the retention time will stay over 48 hours: a threshold validated during testing. All the leaching tails will be sent for cyanide destruction.

An inspection of the leach tanks located inside the building (Labcan, Spring 2009) indicated unexpectedly high wear levels. Several tanks were replaced by new ones and others repaired. Although the retention time is higher than necessary, the tanks with the carbon cannot be eliminated and were repaired or replaced.

17.2.2.6	Cyanide Destruction

All the tailings will be treated in the cyanide destruction plant. The SO2-AIR detox circuit will treat the entire mill tailings in a continuous mode.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The leach residue will be stored in a buffer tank (secondary tank # 1 outside). As the objective was to minimize operational downtime, it was necessary to add equipment to the plant. In normal operation, the tank will be maintained at its lowest level; if the cyanide destruction encounters problems, the pulp can be accumulated in this surge tank. Following the storage tank, tailings are pumped and divided into two equal parts to feed the two cyanide destruction tanks.

At the end of this cyanide destruction circuit, the cleaned tailings will be split; 40% of the discharge will go to desulphurization and 60% will go to the paste backfill plant.

17.2.2.7	Desulphurization

The sulphide concentrate will be sent to the paste backfill thickener; a final tailing exempt from sulphides will be sent to the tailings box and pumped to the existing tailing ponds for rehabilitation. As the neutral residue will be sent to the tailing ponds, the volume pumped to the ponds will be considerably decreased. The pipe diameter was reduced to maintain an acceptable flow rate and prevent sedimentation.

In the first phase, the copper flotation circuit of Mouska ore will be temporarily used for desulphurization and it will permit to begin the rehabilitation of the old Doyon tailing pond with the fresh material. Desulphurization is a process that consists of non-selective flotation of all sulphides present in the tailings thus producing a neutral tailing. Samples from the bulk sample (zone 2-30) treated in July 2009 were collected for laboratory assays. The results have confirmed that the desulphurization is achievable for this material. Testwork done indicates that Westwood ore has the same acid generating characteristics as Doyon ore, even if the sulphide content is low (less than 7% by weight). The result of the desulphurization process suggests that two conditioners and one tank cell will be installed when the time will come to begin the desulphurization. In the second phase when the Cu/Zn flotation will begin, the others cells for the desulphurization will be set up to finish the rehabilitation ponds if required.

17.2.2.8	Paste Backfill

Due to its distance from the Westwood shaft, the existing paste backfill plant will be moved in 2013. Maintaining its current location would require many pumping stages and increase costs and risks. Moving the plant near the shaft will allow distribution of the paste in the stopes by gravity and no underground pumping will be required.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Two lines of 2 km length will be installed between the mill and the paste backfill plant. One pipe will be used to feed the paste backfill plant and the other one will return the filtrate to the mill. The design of allows for the pipes to be drained by gravity in case of breakage or power failure. An access will be provided to accommodate a vehicle and facilitate the construction, inspection and maintenance of the network.

17.2.2.9	Gold Recovery

The Doyon mill produced up to 250,000 ounces of gold per year in the 1990’s; the existing gold recovery circuit will have more than sufficient capacity for the planned Westwood gold production. The electrowinning circuit was replaced during the mill refurbishing due to its age. No modifications are planned to the stripping and refining facilities.

17.2.2.10	Tailing Disposal

The existing Doyon tailings ponds have the capacity to store approximately 350,000 additional tonnes, or less than one full-year’s production. A hydrogeological study was conducted to confirm the suitability of the Doyon open pit for disposal of tailings. As environmental criteria were met, this option was retained rather than proceeding with an expansion of the tailings ponds. Further details are included in Chapter 20.

No water containing cyanide will be sent to the ponds. The water will be transferred from Pond #3-West towards Pond #3-East for settlement. This water will be used to process water at the mill or treated for discharge into the environment.

A hydrostatic plug will be installed on the fourteenth level of the Doyon Mine in 2013 to separate the Westwood and Doyon Mines. Completion of this plug will then allow tailings (following treatment for cyanide destruction) to be pumped into the open pit.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17.2.2.11	Further Modifications to Processing Infrastructure

A collector and copper sulphate system will be installed to feed the zinc flotation circuit and the desulphurization circuit. For the other reagent systems, no modifications are planned because they already have the required capacity.

The oxygen plant will be moved slightly to allow the installation of cyanide destruction circuit and in the second phase, three blowers will be installed to provide the required volume of air for the flotation circuits.

Ten offices, a vault, a conference room and toilets will be built above the mechanical and electrical shops. A control room will be built and the current (obsolete) automation system will be replaced.

The existing mill workshop will be used for mill maintenance activities.

17.2.3 Requirements

17.2.3.1	Energy

Power for processing operations is available through the electrical network on site (see Section 18) supplied by Hydro-Quebec. Power consumption for the mill (including operation of the paste backfill plant) represents approximately 8% of the total milling cost. The current contract provides sufficient electricity for the mill operations. However, an increase in electrical demand from underground operations could potentially be limiting; options for reducing consumption will be considered.

17.2.3.2	Water

Process water for the mill is drawn initially from the Bousquet River and tailings pond 3-E. 4.5 million cubic meters of water are forecast to be treated annually in the high-density sludge (HDS) plant.

Section 17.0	October 2013	17-9

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

17.2.3.3	Process Materials

Process materials represent nearly 60% of the overall processing cost over the life the project. Some of the most significant consumables include cyanide, quick lime, slag (paste backfill production), and grinding media. Forecasted annual consumption is shown in Table 17-1. No significant availability concerns are forecast for these reagents.

Table 17-1 : Annual Reagent Consumption

Reagent	Consumption (kg)
Slag (Paste Backfill)	10,958,250
Quick Lime (Environment)(m3)	9,000,000
Quick Lime (Mill)	3,600,000
Cement (Paste Backfill)	2,721,750
SO2 (Detox)	1,200,000
Cyanide	1,040,000
Oxygen (m3/tm)	960,000
Grinding steel, SAG, ball (5 1/4)	680,000
Grinding steel, ball mill, ball (1 1/2)	600,000
Caustic soda, mill	97,600

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

18	PROJECT INFRASTRUCTURE

18.1	General

The Westwood Project was developed using Doyon infrastructure and accesses. Due to the close proximity of the mines, a portion of the Doyon infrastructure will be used and maintained for the life of the Westwood Mine, while other portions will be restored according to the Doyon closure plan. Infrastructure will thus be concentrated around either the Westwood shaft or the former Doyon Mill, refurbished for Westwood processing. Access to regional infrastructure (roads, power, etc.) will remain through the Doyon site. The surface plan is shown in Figure 18.1.

Figure 18.1: Surface Plan - General

Section 18.0	October 2013	18-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

18.1.1	Mine Access Road

From the existing Doyon main gate, a 2.0 km access road has been built to provide access to the mine site. This road has been built with gravel and appropriate fill materiel and is approximately 10 meters wide. Guards and beams have and will continue to be put in place to provide a high level of security as haul trucks will circulate in this zone as well as light vehicles. Signalling will be a priority to provide clear indication of parking and road particularities. Culverts are installed and ditching has been done to provide adequate drainage.

18.1.2	Municipal Works

Potable water is supplied from a 250-m water well. Potable water treatment is limited to pH adjustment and chlorination before water distribution to the mine buildings.

The fire protection system included fire pumps, water distribution network, fire hydrants and hose cabinets. Reclaimed underground process water located in the surface polishing pond will serve as the fire water reservoir.

A sewage disposal system including septic tanks and seepage field are designed for the new mining facilities. Further modifications to the system will follow construction of the new administration building.

18.1.3	Electrical Supply

Hydro-Quebec power lines provide 120 kV to the Doyon property. The 120 kV is stepped down by two transformers to 25 kV. Each transformer has a nominal capacity of 20 MVA. Current electrical requirements are approximately 21,000 kW, of which 13,000 kW are allocated to underground operations, 3,500 kW for milling, and the remainder for surface operations. The new mining infrastructure will be fed by a 1 km long 25 kV electrical line from the Doyon 120 kV main substation.

The current Hydro-Quebec contract allows for a maximum power consumption of 30,000 kW. The peak consumption for the project is estimated at 38,000 kW due to increased ventilation requirements; renegotiation of the contract or implementation of reduction strategies will be required before that time.

18.1.4	Natural Gas

Gaz Metropolitain supplies natural gas used for heating the fresh air supply in winter. The main gas line was extended approximately 3 km to the Westwood Shaft area.

Section 18.0	October 2013	18-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

18.1.5	Mine Service Building

Mine and administrative services are currently located on the Doyon site. The main building (including annexes) houses the following departments:

•	General Management;

•	Health and Safety;

•	Environment;

•	Human Resources and Training;

•	Technical Services (Engineering and Geology);

•	Mine Operations and Supervisors;

•	Mechanical and Electrical Maintenance Managers;

•	Dry facilities;

•	Mine Rescue;

Accounting and IT offices are currently located in the administrative building at the entrance to the Doyon site. The main surface warehouse is located near the maintenance shop.

18.2   Mine Infrastructure (Westwood Shaft Area)

Surface mine infrastructure in concentrated around the Westwood shaft. As illustrated in Figure 18.2, this area includes:

•	The Warrenmac ramp portal;

•	Hoist room and headframe;

•	Compressor room;

•	Ventilation shaft and primary fans;

•	Maintenance shop;

•	Fuel bay

Section 18.0	October 2013	18-3

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Figure 18.2: Surface Plan – Westwood Shaft Site

Underground infrastructure is described in Section 16.

18.2.1	Warrenmac Ramp Portal

The Warrenmac ramp allows access to the upper ore zones; the ramp portal is located near the Westwood Shaft. Mobile equipment can also be mobilized by ramp instead of dismantled for transportation by shaft.

18.2.2	Hoist Building

The hoist building comprises 4 main areas: auxiliary hoist, production and service hoists, electrical room and emergency generators. Both auxiliary and service/production hoists sections will have bridge cranes (10 and 20 tonnes, respectively) to allow maintenance.

The auxiliary hoist is a 15 foot x 92 inch single drum refurbished hoist with a capacity of 90,000 lbs. It will serve primarily to transport personnel and serve as an emergency exit.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

The production hoist is a 21 foot x 8 foot double-drum hoist with a capacity of 185,000 lbs supplied by Davy Markham with a DC electrical drive provided by ABB. It is used to hoist ore with two 20-tonnes skips.

The service hoist is a 19 feet x 8 foot double drum hoist with a capacity of 110,000 lbs provided by Davy Markham with DC electrical drive provided by ABB. It is used to transport workers and material underground. During shaft sinking it will be fitted with a cage-skip configuration to permit skipping waste as well as transport of personnel.

A 25 kV secondary substation is located near the hoist room. A 1500-kW diesel generator is located in the hoist room in case of electrical failure. The generator has the capacity to operate the auxiliary hoist, provide emergency lighting, pumping and other essential services.

18.2.3	Headframe Building

The 85-m tall headframe provides the structure for the production, service and auxiliary hoists. Sheaves are installed for all hoists. Bridge crane and trolley hoists permit maintenance and movement of material. Main ventilators will be installed to provide fresh air to the installation underground. The ore-bin and loading building as well as the compressor building are annexed to the headframe. The proximity of the compressor building could eventually permit recovery of the heat generated in the mine ventilation system during cool periods of the year.

18.2.4	Ore Handling

The skip unloading station includes scroll plates installed in the headframe as well as chutes that direct the contents of the skips to the ore or to the waste bin. The ore bin has a capacity of 2,000 tonnes, while the waste bin has a capacity of 450 tonnes. A chute is installed beneath each bin to load trucks for transport of material to the mill.

18.2.5	Compressors

Compressed air for underground operations will be provided by five compressors, each with a capacity of 2,300 CFM at 100 PSI for a total of 11,500 CFM. These compressors were recovered from the Doyon headframe and refurbished. Five pressure tanks are included as well as a glycol cooling system which will be directed to the headframe pre-heat exchanger for underground ventilation. The building footprint was designed to allow replacement of existing compressors with more energy efficient screw compressors at a later date. Power will be drawn from the electrical substation joined to the hoisting room.

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18.2.6	Ventilation System

The permanent ventilation system has a capacity of 300,000 CFM via vent raises aided by 500,000 CFM from the downcast production shaft for a total of 800,000 CFM. A 30-million BTU heating system will heat the air sent into the shaft with an added 40-million BTU heating for air provided by vent raises. An exhaust raise will be excavated in 2013 to complete the network.

18.2.7	Fuel Storage

A fuel storage area is provided close to the head frame installation. Two fuel tanks provide a capacity of 60,000 litres of diesel fuel. The tanks are connected to the underground fuel distribution network and are available for fueling mobile equipment on surface. Containment measures are installed according with environmental regulations.

18.2.8	Environmental Infrastructure

Development of the project required construction of a waste rock dump and a mine water pond, as described in Section 20b.

18.3 Milling	and Doyon Site Infrastructure

Figure 18.3 illustrates the infrastructure to remain on the Doyon site, namely the mill and tailings facilities. All remaining facilities, including the main maintenance shop/warehouse building, will be dismantled and the site restored. The main maintenance shop will be located underground with a smaller surface facility near the Westwood shaft. A warehouse will be constructed in the new administration building with satellite warehouses located underground.

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Figure 18.3: Surface Plan – Doyon Site

18.3.1	Mill

Following the preliminary economic assessment in 2008 it was decided to maintain the mill in place on the Doyon Site rather than transfer it closer to the Westwood Shaft. However a significant overhaul of the infrastructure was performed in 2012-2013, in particular to the control and automation systems. Other obsolete equipment was replaced and existing infrastructure repaired and refurbished. Mill infrastructure is described in Chapter 17.

18.3.2	Environmental Infrastructure

Environmental infrastructure on the Doyon site includes tailings and water management facilities. Environmental infrastructure is described in Chapter 20.

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19	MARKET STUDIES AND CONTRACTS

The company does not have hedging program. Gold production from the Westwood mine (doré bars) is shipped from the mine site to refiners (Metalor or Royal Canadian Mint). Those ounces are sold to the market by IAMGOLD at spot price.

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20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies

The Westwood Project is on the same property as the Doyon Mine, and as such, it is generally treated as an extension of the Doyon Mine for the purposes of environmental management. The environmental management and closure plans are necessarily complementary. A number of environmental studies have been performed on both the Doyon and Westwood sites to identify environmental concerns and determine the most effective methods of restoring the sites following the completion of mining activities.

Significant studies include:

•

Hydrogeological Study, Spring 2009. The study verified the permeability of the rock on the Doyon site at various levels to examine the possibility of using the pit for the management of the Westwood tailings material in accordance with Directive 019 of the (MEF). The conclusions of this study demonstrate that the pit of Doyon could be used for the management of the tailings from Westwood. This option is included in this report.

•

Evaluation of Acid-Rock Drainage Potential. The ARD potential of the material has been investigated through geochemical testing and associated assessment of the waste and ore that will be generated by the mining activities at Westwood. The results of the testing indicate that the waste from some areas is predicted to be acid generating while the waste from other areas is predicted to be non-acid generating. The potential of acid generation of the waste is verified frequently to properly manage the waste (i.e. sort) and isolate the non-acid generating material. The non-acid generating waste may be used for construction in the future.

20.2	Waste and Tailings Disposal

Water and tailings management are significant components of the design of the Westwood project. Significant components of the design are described in the following sections.

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20.2.1	Tailings Disposal

As the existing Doyon tailings facilities are nearing capacity, disposal of the Westwood tailings requires additional facilities. As mentioned, the most appropriate method was to use the Doyon Pit for disposal. The capacity of the pit is estimated at 14 million cubic meters of tailings and water, exceeding the required capacity of the project. Figure 20.1 shows a cross-section of the pit illustrating its use for tailings disposal.

Figure 20.1: Doyon Pit Schematic View

20.2.2	Waste Rock Dump

The waste rock dump was constructed according to the requirements of Directive 019, which was recently established by the Ministère du Développement durable, de l’Environnement et des Parcs (MDDEP). The capacity of the dump is 45,000 m3. An HDPE liner was placed at the bottom of the dump to limit infiltration of water into the ground, and thus, minimize the potential for contamination of groundwater in the area. Groundwater wells and surface water collection ditches were installed around the dump to monitor surface and groundwater quality.

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20.2.3	Mine Water Pond

The mine water pond was also build in compliance with Directive 019 of the MDDEP. The capacity of the water pond is 7,200 m3. Wells were installed around the pond to monitor the groundwater quality.

20.2.4	Effluent Management System

No effluent will be discharged from the Westwood project directly to the receiving environment. Instead, all water collected at the project site will be pumped to the Doyon mine water management system for treatment, as required, followed by discharge to the Bousquet River. The combined effluent (i.e. Doyon mine and Westwood project) will be monitored to ensure all applicable environmental criteria are met prior to discharge to the river. The final effluent discharged from Doyon mine to the Bousquet River is regulated by Directive 019 of 2005 of the provincial government and also by the Metal Mining Effluent Regulations of the federal government (which includes conducting environmental effects monitoring studies and toxicity testing).

20.2.5	Acid Rock Drainage (ARD)

Collection ditches have been constructed around the site. Water collected in the ditches is routed to the mine water pond, and then subsequently pumped to Doyon mine for treatment and final discharge. No effluent is discharged to the receiving environment at the Westwood project site.

20.2.6	Environmental Management during Operations

The following environmental management measurements have been implemented for the project:

•	The project is certified ISO 14001; recertification and auditing as per standard are forecast for the life of the project. A recertification is required in 2013.

•	The IAMGOLD Health and Safety Management System is in place;

•	An emergency plan and response team are in place;

•	No cyanide storage or use are foreseen at the project site;

•	No tailings pond, no mill and no effluent discharge will occur at the site;

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•	Westwood ore may be used to facilitate the closure of the Doyon tailings ponds (desulphurization);

•	All material disposal areas, buildings and other infrastructure will be rehabilitated to a manner that will blend in with the surrounding landscape;

•	Should any contamination (hydrocarbon or other) be identified, samples will be taken and the contaminated material will be eliminated in the appropriate manner;

•	Topsoil from the construction areas will be stockpiled and used for rehabilitation of disturbed areas at closure.

20.3	Project Permitting

The permitting process is simplified as a result of the Westwood project being in the same property than the Doyon mine and therefore is treated for environmental matter as an extension of the Doyon mine. The Westwood project complies with applicable Federal and Provincial regulations.

Several certificates of authorizations are necessary and must be obtained from the MDDEP in accordance with Article 22 of the Law on the quality of the environment, as well as authorizations for ore extraction, ore processing, tailings management, etc. In September 2008, the project received authorization to proceed with the mining of a bulk sample from the MRNF. In July 2008, the project obtained the authorization from the MDDEP for the construction and utilization of the exploration shaft, the ventilation raise, the mine water pond and the waste rock dump. An additional certificate of authorization was received in 2012 to allow deposition of tailings in the Doyon pit.

According to Article 31 of the Environmental Quality Act, the Westwood project will not be subject to an environmental assessment due to the fact that the project will generate less than 7,000 tonnes per day.

On June 29, 2009, the MRNF made public its Mineral Strategy in which it defines the objectives to be reached and the measures to be taken for the future of the mineral sector in Quebec. This strategy provides for a revision of the current approach to mining in the Province whereby the mining industry will contribute more to the economic development of Quebec and its regions. In addition, the strategy aims to modernize the framework of mining industry in order to make the industry more competitive and attractive to younger workers. The following items included in the strategy could have an impact on the Westwood project in the future. To date, no timeframe for implementation of these items has been proposed by MRNF:

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•	Environmental impact threshold will be lowered from 7,000 to 3,000 tonnes per day.

•	100% of the financial guarantee for restoration will be asked by the MRNF (currently 70%).

The Mining Act, and the regulations under it, includes provisions that require mining companies to rehabilitate the areas affected by their activities. The provisions cover extraction activities, exploration activities that require earth work, and mine tailings sites. By law, companies are required to file a site rehabilitation plan and, provide financial guarantees.

Companies carrying out mining activities under the Mining Act must submit a rehabilitation plan to the MRNF. Following consultation with the MDDEP, the MRNF may approve the plan and its implementation schedule. The MRNF may if necessary, request additional research or studies before approving the plan.

The closure plan must be submitted to the department before work can begin. The closure plan must be revised every five years, but in certain cases the MRNF may require more frequent revisions. As an example; a change in the nature of mining activities, the use of a new technology, or if the operator requests to make a change to the plan, these examples can all result in the plan being updated more frequently. The revised plan must be submitted to the MRNF for approval.

An updated closure plan concerning both the Westwood Project and the Doyon Mine was submitted in 2012. A company that expects to use or that is already using an area must provide the MRNF with a financial guarantee once its rehabilitation plan has been approved. The amount of the guarantee must cover 70% of the estimated cost of the closure and the accumulation areas (i.e. waste dumps, tailings pond, etc.). Under the proposed Mineral Strategy, the guarantee will be a 100% in the future. Doyon has a financial guarantee in place.

Once the rehabilitation work has been completed in accordance with the approved plan, and it has been confirmed that there is no future risk of acid mine drainage at the site, the MRNF will issue a certificate stating that the company is released from its obligations. The same certificate will be issued if a third party agrees to take responsibility for rehabilitation.

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The Department of Fisheries and Oceans Canada, Transport Canada and Natural Resources of Canada are not responsible authorities according to the Canadian Environmental Assessment Act and Regulations. As such, the Canadian Environmental Assessment Agency is not involved in this project.

20.4	Social and Community Impact

No significant issues are expected regarding the social acceptability of the Westwood Project. As the project infrastructure is located on or near the Doyon Mine site, in operation since 1980, community and social impact will be essentially unchanged. No new property was acquired during development of the project and the location of surface infrastructure was previously unused land with the title held by IAMGOLD. The Westwood project is located in an area with a long mining history, where citizens are well informed about the advantages and impacts of mining. Benefits of the 25-year operation of the Doyon Mine, including payments of municipal and school taxes, mineral rights to the provincial government, purchases and contracts with local businesses as well as approximately 750 local jobs will continue through the projected 20-year mine life of the Westwood Project.

IAMGOLD - Abitibi holds an annual site visit and meeting with all of its local stakeholders, including representatives from the Rouyn-Noranda and Preissac municipalities, government ministries and elected officials (federal and provincial), environmental groups, and community organizations. This event allows stakeholders to voice concerns about the impact of the proposed mining plan.

IAMGOLD states that its core purpose is to enrich the lives of its stakeholders. To this end, IAMGOLD – Abititi and the Westwood Project invested over $300 000 in 2012 in 13 local partnerships (durations between 1 and 5 years) and made significant contributions to charitable organizations. As well, a number of employees also contribute to professional, community and cultural committees and organizations. The company’s contribution to the community was rewarded with the trophy for Business of the Year 2012 by the Rouyn-Noranda Chamber of Commerce.

20.5	Mine Closure Plan

As mentioned, the Westwood closure plan is comprised in the Doyon closure plan. Closure costs are estimated at $15M. Activities included in the closure plan include:

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•	Underground closure and rehabilitation;

•	Closing and securing surface accesses;

•	Demolition and rehabilitation of plant sites & infrastructure;

•	Closure of the tailings area;

•	Rehabilitation of waste dump;

•	Rehabilitation of mine water pond

•	Management acid rock drainage and rehabilitation of areas contaminated with acid-generating rock);

•	General revegetation;

•	Environmental compliance and monitoring.

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21	CAPITAL AND OPERATING COSTS

21.1	Capital Expenditures

Capital expenditures for the Westwood Project include sustaining capital required for the extraction of the reserves only. The sustaining capital refers to the capital required to develop and sustain the mine through production. Project development expenses incurred after commercial production is attained but relating to current mineral reserves will be treated as sustaining capital for this exercise. Capital expenditures relating to new projects, improvements or expansions will be treated on a case by case basis and are excluded from this report. Forecasted expenses are expressed in constant 2013 Canadian dollars.

A summary of capital expenditures is shown in Table 21-1.

Table 21-1 : Summary of Capital Expenditures

Expenditures (000$ CDN)		Sustaining
Diamond Drilling	Exploration	4 216
	Valuation	6 914

	Total	11 130

Surface	Infrastructure	8 893

Underground	Shaft	5 207
	Deferred Development	41 936
	Infrastructure	19 157
	Construction	25 346

	Total	91 646

Mobile Equipment	Underground	18 302

Transfers		46 345

Total		176 316

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

21.1.1.1	Exploration Drilling

The exploration campaign to date has focussed on identifying mineral resources to a depth of 2,400 meters, the maximum depth that can be mined with the infrastructure currently planned. No significant exploration campaigns are planned to date; drilling priorities will be on the infill, valuation and definition drilling required to convert the inferred resources identified above this depth. The expenses correspond to 163 000 meters of diamond drilling (surface and underground) between 2008 and 2012 as well as 21 000 meters forecast for 2013.

21.1.1.2	Surface Construction

Surface construction expenses include costs for the mill refurbishment, construction of the headframe/hoist buildings, and construction of the new paste backfill plant.

21.1.1.3	Underground Infrastructure

Underground infrastructure costs include shaft sinking, lateral (e.g. ramps, cross-cuts, and drift) and vertical (e.g. ore passes, waste passes, and ventilation raises) development. Excavation and construction of underground infrastructure such as loading stations, garages, electrical substations and stockrooms are also included.

21.1.1.4	Equipment

The mobile equipment fleet is estimated at 186 vehicles and units. This includes 53 development vehicles and 24 production vehicles. The majority of the equipment is currently on site. The total includes new equipment as well as equipment refurbished from the Doyon Mine or other sites.

21.1.1.5	Other

Other capital costs include technical studies, testing and characterization, as well as transfer of pre-production costs from operations.

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21.1.2	Sustaining Capital

21.1.2.1	Underground Development

As described in Section 18, due to the small size of the stopes, significant underground development will be required to extract the mineral reserve. This includes 15 km of lateral development and 3 km of vertical development, as summarized in Table 21-2.

Table 21-2 : Deferred Development (m)

Deferred Development (m)		2013	2014	2015	2016	2017	Total
Lateral	Drift (m)	4 000	4 000	3 178			11 178
	Track (m)	—	—	—	—	—	—
	Ramp (m)	700	1 000	500			2 200
	Contractor Dev. - Trackless	550	550	400	—	—	1 500

	Total Lateral	5 250	5 550	4 078	—	—	14 878

Vertical	Conventional Raise (m)	189	200				389
	Alimak Raise (m)	2 843					2 843
	Alimak Finger Raise(m)						—

	Total Vertical	3 032	200	—	—	—	3 232

Total Deferred Development (m)		8 282	5 750	4 078	—	—	18 110

Unit cost estimates are based on the current development plans, labour agreement, contracts with suppliers, and the performance targets previously described. The unit costs for each type of development as well as the capital forecast are summarized in Table 21-3. Unit costs for deferred development are similar to those for current development and are further described in section 21.2.1.1

Table 21-3 : Deferred Development Costs

Deferred Development (000$)		Unit Cost ($/m)	2013	2014	2015	2016	2017	Total
Lateral	Drift	2 030	8 118	8 118	6 450	—	—	22 687
	Track Drift	2 360	—	—	—	—	—	—
	Ramp	2 030	1 421	2 030	1 015	—	—	4 465
	Contractor Dev. - Trackless	3 200	1 760	1 760	1 280	—	—	4 800

	Total Lateral		11 299	11 908	8 745	—	—	31 952

Vertical	Conventional Raise	2 181	412	436	—	—	—	849
	Alimak Raise	3 213	9 136	—	—	—	—	9 136
	Alimak Finger Raise	3 213	—	—	—	—	—	—

	Total Vertical		9 548	436	—	—	—	9 984

Total Deferred Development			20 847	12 344	8 745	—	—	41 936

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21.1.2.2	Other Capital Costs

Sustaining capital is also forecast for valuation drilling, infrastructure development, underground construction, surface infrastructure, and mobile equipment, as previously summarized in Table 21-1.

Valuation drilling will continue throughout the production life span for capital expenditures totalling 6.9 $M.

Capital is forecast for extensions to the underground ventilation, electrical, pumping and backfill networks as development advances. Construction of ore handling, crushing, and loading infrastructure is also required as deeper levels come on-line.

Throughout the mine life, a proportion of service costs will be capitalized. The transfer is based on the proportion of expenses related to capital diamond drilling and development as compared to the proportion attributed to operations. As mine, mechanical, electrical and technical services are required to support the capital development; a portion of the incurred costs will be capitalized. The transfer represents a maximum of 45% of allowable service costs during years of high deferred development, decreasing over the mine life to 2%.

21.2	Operating Costs

Operating costs for the Westwood Project are forecast at 195 $/t or 787 $/oz; Table 21-4 summarizes the costs by operating sector. Operating costs are reported before the credit for silver is applied. The different activities are further detailed in the following sections.

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Table 21-4 : Operating Cost Summary

		Total Costs ($000)	$/t	$/oz
Quantity (000)			1 316(t)	326(oz)
Mining	Definition Drilling	5 358	4,07	16
	Stope Preparation	32 217	24,48	99
	Extraction	40 129	30,49	123
	Services	116 766	88,73	358
	Technical Services	23 576	17,91	72
	Transfer/Other	(29 368)	(26,22)	(123)

	Total Mining	188 678	143,37	579

Milling	Mill Operations	37 929	28,82	116
	Transportation	2 323	1,77	7
	Environment	5 250	3,99	16
	Transfer	(6 498)	(4,94)	(20)

	Total Milling	39 004	29,64	120

Administration	Administration	37 729	28,67	116
	Transfer	(8 807)	(6,69)	(27)

	Total Admin.	28 922	21,98	89

Total Operating Cost		256 604	194,99	787

Labour is the most significant component of the operating costs, representing approximately 63% of the total, while consumables represent another 32%. Labour rates are determined according the current labour agreement, IAMGOLD standards, and the regional labour market. An allowance of 50% of base salary has been included for fringe benefits.

21.2.1	Mining

Mining costs at the Westwood Project are the most significant component of the operating costs, and include all underground mining activities as well as the direct services required to support the operation.

•	Definition drilling includes the drilling and assays required for the definition phases of the reserves. A spacing of 15 m x 20 m is generally used for definition drilling.

•

Stope preparation includes all the work required to develop reserves, including horizontal and vertical development related to stopes, as described in Chapter 16. Stope preparation unit costs are summarized in Section 21.2.1.1.

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•

Extraction includes all the operations required to extract the ore from the stopes, including production drilling, blasting, mucking, hauling, and backfilling. Unit costs used to calculate extraction costs are summarized in Section 21.2.1.2.

•

Service costs include underground and maintenance departments. Mine services includes supervision, shaft services, and supply maintenance. Mechanical maintenance costs include costs related to maintaining the fleet of mobile equipment and the mine infrastructure. Electrical costs include maintenance costs as well as electrical power consumption for underground operations.

•	Technical Services costs include labour and departmental costs for the Engineering and the Geology departments. A portion of these costs are assigned to diamond drilling (valuation, definition).

21.2.1.1	Development and Stope Preparation

Unit costs for stope preparation are summarized in Table 21-5. Costs were developed with current labour and material costs for the performance targets previously described. Costs were developed from first principles for new activities.

Table 21-5 : Unit Costs ($/m) – Stope Preparation Cost Summary

Activity	Labour	Material	Maintenance	Total
Ore Development	856	556	555	1,970
Waste Development - Trackless, Ramp	856	622	555	2,030
Waste Development - Trackless (Contractor)	3,200	—	—	3,200
Waste Development - Track Drift	564	1,202	592	2,360
Slot Raise (V-30)	500	—	—	500
Conventional Raise	1,800	357	25	2,181
Alimak Raise	1,800	442	972	3,213

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21.2.1.2	Extraction

Unit costs for extraction are summarized in Tables 21-6. Costs are based on current labour and material costs for the performance targets previously described. Costs were developed from first principles for new activities and validated with Doyon historical costs.

Table 21-6 : Unit Costs ($/m) – Extraction Cost Summary

Activity	Labour	Material	Maintenance	Total
Cut & Fill Mining	35.89	4.64	14.53	55.10
Uppers 2” Drilling	4.00	0.70	1.66	6.40
Uppers 2” Blasting	3.98	6.68	—	10.70
Longhole 4” Drilling	0.55	0.45	0.31	1.30
Longhole 4” Blasting	1.50	0.61	—	2.10
Cable bolting	20.78	28.47	9.74	59.00
Mucking	2.56	0.10	1.88	4.50
Truck Haulage	5.60	0.10	1.27	7.00
Tramming	3.50		1.00	4.50
Paste Backfill	4.11	11.59	0.26	15.96

21.2.2	Milling

Mill activities include costs related to mill operations, trucking of ore from the Westwood shaft to the mill, and environmental costs related to operations.

21.2.2.1	Mill Operations

Milling costs are based on the design and operating criteria previously mentioned (Chapters 13 and 17). No base metal flotation was included in the forecast.

The mill unit costs are summarized in Table 21-7, and include labour, maintenance, power consumption, reagent/consumable costs, tailings and water management costs. Costs of operating the paste backfill plant are redistributed to mine extraction costs.

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Table 21-7 : Milling Unit Cost

		$/t
Variable Costs	Mill liners	0,85
	Reagents grinding	2,80
	Reagents cyanidation	5,60
	Reagents cyanide destruction	1,10
	Reagents desulphurization	0,45
	Reagents paste backfill	3,55
	Reagents for water treatment	2,55
	Power mill	3,20
	Power paste backfill	0,45

	Sub-total	20,55

Fixed Costs	Mill Operations	10,54
	Transportation	2,50
	Transfer	1,00

	Total Milling	14,04

Total Milling Cost		34,59

An assay laboratory is located in the mill. Laboratory costs are redistributed to diamond drilling and mining costs according to the type and number of assays performed.

21.2.2.2	Transport

Ore will be trucked 2 km from the Westwood Shaft to the mill. A unit cost of $2.50/tonne trucked (ore and waste) has been used for the calculation, according to the contract price with the service provider.

21.2.2.3	Environment

Westwood Direct environmental costs include departmental operations, waste management, testing, and compliance costs. Doyon closure costs are not included in the Westwood operating costs. Tailings and water management costs are included in the milling costs.

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21.2.3	Administration

Administration costs include General Management, Health and Safety, Human Resources (including Training), Administration (accounting) and Information Technology. Costs include labour, departmental operating costs and general costs such as insurance, communications and association costs.

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IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

22	ECONOMIC ANALYSIS

22.1	Principal Assumptions

Metal prices and exchange rates were provided by the IAMGOLD Corporate according to forecasting standards. The gold price is Us$1,600/oz in 2103 and Us$1,300/oz for the reaming years. The exchange rate varies from 1.0 in 2013 to 1.05 for the last two production years.

The operating costs and capital expenditures are as indicated in Chapter 21. Design criteria used to prepare the economic analyses were described in Chapter 16. A cut-off grade of 6 g/t was applied, as described in Chapter 21.

The economic analyses include mining of the reserves only described earlier in this report. Any changes to the total resource base will thus have a significant effect on the project economics.

22.1.1	Taxation, mining duties and Royalties:

Taxation is based on current Federal at 15% and Quebec regulations at 11.9%. Mining duties are paid in Quebec, based on net income, at a rate 16% under the Quebec’s Mining Tax Act in 2013. The calculation were reviewed by the tax department of IAMGOLD Corporation. The estimated federal and provincial income taxes account for $4.2M . Property taxes were estimated in this study and are part of general administrative costs. This practice is consistent with the methodology currently used at Westwood mine. In this economic analysis, these taxes account for approximately $400 K.

In 2008, IAMGOLD acquired the royalty on the Doyon / Westwood property from Barrick Gold Corporation for US$ 13M. This acquisition permits production from Westwood to be free of any royalty obligations.

22.2	Cash Flow Forecast

The cash flow forecast includes both before and after tax analysis. They exclude any element of debt financing. The cash flows forecast, including project development capital and income generating during 4 years of mining, is shown in Table 22-1. Detailed yearly costs are showed in tables 22-2.

The corresponding production plan is shown in Table 22-3.

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Table 22-1 : Cash Flow Forecast

			WESTWOOD MINE - NI43 - 101 - CASH FLOW ECONOMIC
			EVALUATION $CAN - RESERVES (ONLY) DECEMBER 2012
	$CAN	Total	2013	2014	2015	2016	2017
Gold price		1 375	1 600	1 300	1 300	1 300	1 300
Exchange rate		1,05	1 ,00	1,00	1,00	1,05	1,05

Tonnes Mined		1 316 000	386 677	397 072	375 000	157 251	—
Tonnes Milled		1 316 000	386 677	397 072	375 000	157 251	—
Grade			—	—	—	—	—
Au (gr/t)		8,21	7,26	8,62	8,60	8,60	—
Ag (gr/t)		14,56	29,07	8,54	8,51	8,51	—
Gold Recovery		94%	90%	95%	95%	95%	95%
Silver Recovery			75%	75%	75%	75%	75%
Gold production		326 067	81 678	104 582	98 502	41 305	—
Gold Sale		326 067	78 678	104 582	98 502	44 305	—
REVENUE (000$ CAN)		—
Gold		450 371	125 885	135 957	128 052	60 477	—
Silver		15 999	10 298	2 697	2 156	847	—
Credit to capital			—	—	—	—	—

Total		466 370	136 183	138 654	130 208	61 324	—
OPERATING COSTS (000$CAN)	$/TM.
Mining	143,37	188 678	55 153	55 411	50 318	27 796	—
Milling	29,64	39 004	4 154	14 890	14 063	5 897	—
Administration	21,98	28 922	2 939	11 102	10 485	4 397	—

Total	194,99	256 604	62 246	81 403	74 865	38 090	—
Cost / On.		787	1 777	778	760	922
Cost / On.(Silver credit)		738	771	753	738	902
Cost / Tm.		195	189	205	200	242
OTHER EXPENSES (000$CAN)
Reclaiming & Closure	11,40	15 000	—	—	—	—	15 000
Salvage Value	-17,88	(23 527)	—	—	—	—	(23 527)
Backcharges Longueuil office	3,00	3 953	1 183	1 183	1 118	469	—
Backcharges Toronto office		1 885	566	564	533	223	—
Transfer to capital	-4,94	(6 498)	(6 498)	—	—	—	—
Total	-3,48	(9 187)	(4 749)	1 747	1 650	692	(8 527)
OPERATING CASH FLOW (’000$)		218 952	78 687	55 504	53 692	22 543	8 527
CAPITAL EXPENDITURES (’000$)		176 316	96 278	45 212	33 125	1 701	—
NET CASH FLOW (’000$)		4 2 636	(17 591)	10 291	20 568	20 842	8 527
NET CASH FLOW (BEFORE TAX) (’000$)
	0,0%	42 636	(17 591)	10 291	20 568	20 842	8 527
	5,0%	35 885	(17 591)	9 801	18 655	18 004	7 015
	7,5%	32 942	(17 591)	9 573	17 798	16 777	6 385
	10,0%	30 245	(17 591)	9 356	16 998	15 659	5 824
	IRR	74,0%

INCOME TAX (’000$)		4 200	1 801	1 224	1 175	—	—
NET CASH FLOW (AFTER TAX) (’000$)
	0,0%	38 436	(19 393)	9 067	19 393	20 842	8 527
	5,0%	31 852	(19 393)	8 635	17 590	18 004	7 015
	7,5%	28 985	(19 393)	8 435	16 781	16 777	6 385
	10,0%	26 360	(19 393)	8 243	16 027	15 659	5 824
	IRR	60,9%

Section 22.0	October 2013	22-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 22-2 : Yearly costs

			WESTWOOD MINE-NI43-101 - CASH FLOW ECONOMIC EVALUATION $CAN - RESERVES (ONLY) DECEMBER 2012
	$CAN	Total	2013	2014	2015	2016	2017
OPERATING COSTS (’000$)
EXPLOITATION (’000$)
Definition Drilling	3,41	5 358	2 189	1 354	1 279	536
Stope Preparation	24,48	32 217	8 701	12 614	9 067	1 835
Extraction	30,49	40 129	6 922	12 196	12 202	8 810
Mine Services	29,66	39 033	11 469	11 777	11 123	4 664
Mécanique	21,00	27 529	8 013	8 339	7 875	3 302
Électrique	27,00	35 638	10 546	10 721	10 125	4 246
Surface	11,00	14 566	4 344	4 368	4 125	1 730
Engineering	10,00	14 301	5 008	3 971	3 750	1 573
Geology	7,00	9 275	2 769	2 780	2 625	1 101
FPA Stockpile		—	—
Transfer to capital		—
Transfer to deffered dev.	-13,92	(29 368)	(4 807)	(12 708)	(11 853)	—
Total Exploitation	143,37	188 678	55 153	55 411	50 318	27 796
Mill (’000$)
Environment	4,00	5 250	1 533	1 588	1 500	629
Transportation	2,50	2 323	—	993	938	393
Milling	32,09	42 231	13 422	12 309	11 625	4 875
MOUSKA Custom Milling		(4 302)	(4 302)
Transfer to capital		(6 498)	(6 498)
Total Mill	29,64	39 004	4 154	14 890	14 063	5 897
Administration (’000$)
Direction	5,40	7 159	2 140	2 144	2 025	849
Accounting	2,10	2 780	828	834	788	330
IT	2,35	3 128	944	933	881	370
Human Res. Abitibi	2,84	4 354	1 715	1 128	1 065	447
Human Res.	2,97	3 938	1 178	1 179	1 114	467
Health Safety	7,30	9 679	2 895	2 899	2 738	1 148
Warehouse	5,00	6 691	2 044	1 985	1 875	786
Adminstration	28,67	37 729	11 745	11 102	10 485	4 397
Transfer to capital		(8 807)	(8 807)
Total administration	21,98	28 922	2 939	11 102	10 485	4 397
OTHER EXPENSES (’000$)
Reclaiming & Closure	11,40	15 000					15 000
Salvage Value	-17,88	(23 527)					(23 527)
Backcharges Longueuil office	2,98	3 953	1 183	1 183	1 118	469
Backcharges Toronto office	1,42	1 885	566	564	533	223
Transfer to capital		(1 672)	(1 672)
Total Other Expenses	-3,31	(4 361)	77	1 747	1 650	692	(8 527)
Capitalized (’000$)
Exploration		4 216	4 216	—	—	—
Valuation Drilling	2,77	6 914	1 811	1 701	1 701	1 701
Deferred Development	31,87	41 936	20 847	12 344	8 745	—
Constructions Surface		8 893	8 893	—
Shaft		5 207	5 207		—	—
U/G Stationary Equipment		19 157	9 754	7 403	2 000	—
U/G Constructions	19,26	25 346	7 964	9 056	8 326	—
U/G Mobile Equipment		18 302	15 802	2 000	500	—
Transfer from operation		16 977	16 977	—	—	—
Transfer from operation to deffered		29 368	4 807	12 708	11 853	—
Credit from revenues in pre-prod		—		—	—	—
Prepaid stock pile credit		—	—	—
Total Capex (’000$)		176 316	96 278	45 212	33 125	1 701	—
Revenue on disposal		—
Bulk Credit		—
Accrurals		—
Tax credit		(1 301)	(1 301)
Oracle correction		73	73
Stockpile inventory		(8 955)	(8 955)
Total (’000$)		166 133	86 095	45 212	33 125	1 701	—

Section 22.0	October 2013	22-3

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 22-3 : Production Plan

	DEVELOPMENT & PRODUCTION PROGRAM VERSION NIVELLÉE - NI43-101 (DEC. 2012)
	Total	2013	2014	2015	2016	2017
		Budget
PRODUCTION
Tonnes Milled	1 316 000	386 677	397 072	375 000	157 251	—
Tonnage milled with Sulphides (incl. in total)	—
Tonnes Ore Hoisted and hauled to surface (Mine	1 232 190	302 867	397 072	375 000	157 251	—
Tonnes Hoisted Waste	1 296 484	735 687	332 100	220 497	8 200	—
TOTAL TONNES HOISTED (ore + Waste)	2 528 674	1 038 554	729 172	595 497	165 451	—
GRADE
Gold (gr/t)	8,23	7,30	8,62	8,60	8,60
Silver (gr/t)	14,98	30,50	8,54	8,51	8,51	—
Ounces Au (in place)	348 006	90 753	110 087	103 686	43 479
EXTRACTION
Cut & Fill	—	—
Uppers 2po	—
Uppers 2po - Blasted tonnes	—	—	—	—	—	—
Longhole 4”	964 751	207 500	300 000	300 000	157 251
Longhole 4” Blasted tonnes	964 751	207 500	300 000	300 000	157 251	—
Tonnes Mucked LongHole (2”+ 4”)	964 751	207 500	300 000	300 000	157 251
Tonnes Muck Rec. Pilier	—
Tonnes Mucked TOTAL	964 751	207 500	300 000	300 000	157 251	—
Tonnes Trucked Hauled	517 882	131 564	150 681	185 637	50 000
Tonnes Trammed	1 819 971	329 851	729 172	595 497	165 451	—
Tonnes Paste Filled	1 056 071	50 737	288 526	311 267	405 541
Tonnes Cemented Rock Filled	—
Tonnes Rock Filled	146 320	146 320
Câblage Chantiers (m)	55 000	25 000	15 000	15 000		—
TOTAL TONNES EXTRACTION	964 751	207 500	300 000	300 000	157 251	—
DEVELOPMENT
Stope Preparation
Sill (m)	8 837	1 237	3 700	3 200	700
Waste Development (m)	7 050	3 000	2 550	1 300	200
Slot Raise V30 (m)	1 000	350	300	250	100
Sub-Total Vertical Development Stope Prep.	1 000	350	300	250	100
Sub-Total Horizontal Development Stope Prep.	15 887	4 237	6 250	4 500	900
Deferred Development
Drift (m)	11 178	4 000	4 000	3 178
Track (m)	—
Ramp (m)	2 200	700	1 000	500
Contractor Dev. - Trackless	1 500	550	550	400
Chem. Conventionnelle (m)	389	189	200
Raises Alimak (m)	2 843	2 843
Fingers Rse Alimak (m)	—
Sub-Total Vertical Deferred Development	3 232	3 032	200	—	—
Sub-Total Horizontal Deferred Development	14 878	5 250	5 550	4 078	—
Grand Total Vertical Development	4 232	3 382	500	250	100
Grand Total Horizontal Development	30 765	9 487	11 800	8 578	900
Ore Development (tm)	290 000	117 928	97 072	75 000
Waste Development (tm)	1 178 556	617 759	332 100	220 497	8 200

Section 22.0	October 2013	22-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

22.3	Economic Summary

A summary of the project economics is presented in Table 22-4.

Table 22-4 : Economic Summary

Tonnes Mined (000)	1 316
Tonnes Milled (000)	1 316
Grade (g Au/t)	8,2
Gold Production (000 oz)	326
Gold Revenues	466	M$

	$/t milled
Mining	143,00
Milling	30,00
Administration	22,00

Total Operating	195,00
	787	$/oz
Operating Cash Flow	219	M$
Capital Expenditures	176	M$
Net Cash Flow (Before Tax)	43	M$

22.4	Cash flows

The estimated cash flow after taxes is summarized in Table 22-5. The cash flow obtained was discounted at 5%,7.5% and 10%.

Table 22-5: Discounted cash flows

Discount rate	CF (M CDN$)
0.00%	38,436
5.00%	31,852
7.50%	28,985
10.00%	26,360

Section 22.0	October 2013	22-5

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

22.5	Internal rate of return

The internal rate of return is based only on the forward cost to put in production the reserves and include some sustaining capital. The IRR is presented in the following table 22.6 :

Table 22-6 : IRR

Internal rate of return before taxes (%)	74.0
Internal rate of return after taxes (%)	60.9

22.6	Sensitivity

A sensitivity analysis on 5 parameters was undertaken to test the robustness of the project. Values of -10%, -5%, +5% and +10% from the base case were given to the following parameters:

•	Gold price

•	Exchange rate

•	Ore grade

•	OPEX

•	CAPEX

Each parameter was change once at time. The final evaluation of the study is presented in table 22.6 with using 0% and 7.5% discount after tax.

Next is the Table 22.7 presenting the sensitivity analysis not considering any discount (0%).

Section 22.0	October 2013	22-6

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Table 22-7 : Sensitivity

Considering the no discount scenario, the project will be breakeven with the following variation:

1.	A variation of the gold price of -9.04%, giving an average price under 1,251$/oz instead of 1,375$/oz,

2.	A variation of the exchange rate of -8.73%,

3.	A variation of the ore grade of -12.67%,

4.	A variation of the OPEX of 21.80% ,

5.	And, a variation of the CAPEX of 16.59%.

Section 22.0	October 2013	22-7

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Next is the Table 22.8 presenting the sensitivity analysis considering a 7.5% discount.

Table 22-8 : Sensitivity at 7.5% discount

22.7	Investment payback period

Considering this 7.5% discount scenario, the project will be breakeven with the following variation:

1.	A variation of the gold price of -7.46%, giving an average price under 1,273$/oz instead of 1,375$/oz,

2.	A variation of the exchange rate of -7.20%,

3.	A variation of the ore grade of -10.84%,

4.	A variation of the OPEX of 13.16% ,

5.	And, a variation of the CAPEX of 17.22%.

The investment will be repaid by the year 2015 (Q3).

Section 22.0	October 2013	22-8

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Net revenues would be $466.37M over the 5 year plan LOM. The operating costs over the same period would be $256.60M. Capital expenditures of $176.32M over the 5 year LOM would complete the expenditures. A pre-tax cash flow of $42.64M would be generated. Federal, provincial income taxes and mining duties would account for $4.20M. This would result in a net cash flow after taxes of $38.43M. At a selected discount rate of 7.5% this represent a net present value after taxes $28.98M.

Section 22.0	October 2013	22-9

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

23	ADJACENT PROPERTIES

The stratigraphy of the Cadillac area can be summarized in 3 distinct units (from North to South):

1)	The Hébécourt Formation: mafic volcanic rocks, host of the MicMac Mine and part of the Mouska Mine;

2)	The prolific Blake River Group: intermediate to felsic volcaniclastic rocks, host of world class gold and base metal deposits;

3)	The Cadillac sedimentary group, site of low grade small tonnage showings.

This package of favourable stratigraphy which extends over 16km east-west, along the Cadillac Fault Zone is held by two owners: IAMGOLD Corporation holds 100% interest of the western part of the camp including the Mooshla synvolcanic intrusive, the Mouska Mine, the Doyon Mine and the Westwood project, and Agnico-Eagle holds the eastern part of this package containing the Ellison, Bousquet 1, Bousquet 2, Laronde-Penna, Dumagami and Lapa Mines.

The historical gold content of this 16km-long stretch totals 26.6 M ounces (production, resources and reserves). There is no open ground in the surrounding area and there is no other way to increase property area except through agreements between the two companies.

Resource estimate or reserve estimated for adjacent properties are not documented in this technical report.

Section 23.0	October 2013	23-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

24	OTHER RELEVANT DATA AND INFORMATION

No other data and information is required.

Section 24.0	October 2013	24-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

25	INTERPRETATION AND CONCLUSIONS

25.1	General Statements

The Westwood project presents a great opportunity for the development of an economic mine within a well-established mining camp with good infrastructure, a skilled and experienced pool of manpower, and a low political risk environment that supports mining. The deposit still holds significant risk as insufficient drilling has been completed to date to provide a high level of confidence on the continuity of the gold mineralisation. It is the opinion of the author that sufficient work has been done to date to support the estimation of the resources presented and the preliminary assessment. The results to date are sufficiently attractive to justify substantial exploration expenditures to expand and better define the resource base and further investigate the potential.

In the opinion of the author, the data available to prepare this technical report is both credible and verifiable in the field. It is also the opinion of the author that no material information relative to the Westwood project has been neglected or omitted from the database. Sufficient information is available to prepare this report and any statements in this report related to deficiency of information are directed at information which, in the opinion of the author, has not yet been gathered or is recommended information to be collected as the project moves forward.

The lead author’s statements and conclusions in this report are based upon the information from underground mapping and sampling and the exploration database used for the December 31st 2012 resource estimate. Exploration is ongoing at the Westwood project and it is to be expected that new data and exploration results may change some interpretations, conclusions, and recommendations going forward.

This report includes technical information, which requires subsequent calculations to derive sub-totals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently can introduce a margin of error. Where these rounding errors occur, IAMGOLD does not consider them to be material.

25.2	Opportunity

Significant additional drilling and underground development will be required to further delineate the mineralisation, expand the resource base and adequately constrain the resource models. With additional exploration and valuation drilling in Warrenmac-Westwood and Zone 2 Extension corridors for the next

Section 25.0	October 2013	25-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

year, transfer of inferred resources to the indicated and measured Resource categories and eventually to reserves is likely to happen. The ultimate size of mineralised bodies at the Westwood project is yet to be defined. Mineralisation is still open at depth and there is a very good potential to expand the resource base with additional drilling programs, on both sides of the Bousquet Fault Zone.

Recent scientific works (Mercier-Langevin et al. 2009) have confirmed geochemical similarities between the host rocks of the main sulphide lenses at the Laronde-Penna mine and the rocks hosting the Warrenmac-Westwood mineralised corridor at Westwood. Consequently, there is excellent potential for gold-rich VMS mineralisation to occur on the Doyon (Westwood) property.

The current resource estimate made on widely-spaced exploration holes excludes areas of low grade intercepts even if the structures were recognized in the hole. The underground drifting and sampling along Zone 2 Extension in 2008 showed important grades variability within the structures. In-filing with additional drill holes may reclassify areas that have been excluded so far. It is well known that numerous stopes at the Doyon and Mouska mines have been mined with success even if the number of economic drilling intersections were as low as 40%.

25.3	Project Risks

•

Continuity of Gold Mineralisation: The deposit’s narrow feature would suggest that the veins could pinch and swell. Currently lack of data doesn’t permit validation or invalidation of this assumption. For now, the geological model assumes long continuous veins. For example, we have completed the 225m exploration sill development in vein Z230 on level 084-00. This vein shows a good continuity of the gold mineralisation on that level. The same could be said for the Warrenmac lens where sill development was made on seven (7) levels and five (5) ore blocks have been mined out in 2012. A lack of continuity will impact negatively the current selected mining method.

•

Water and fault: The presence of the Bousquet fault at the centre of the future mine may have a severe impact on the project’s viability. However, three drifts have already intersected this fault on two different levels with no problem so far. For now, significant water inflow along this fault is not expected. Also, the Doyon fault, which is a subsidiary of the Bousquet fault, has been crossed several times in the Doyon Mine and in the Westwood exploration drift (level 084) with no major problem. Major water inflow, if encountered, may drive up ground control costs considerably.

Section 25.0	October 2013	25-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

26	RECOMMENDATION

Since the evaluation of the present study is based only on reserves, related capital and operating cost to extract them, there is still a significant investment in exploration to unlock the full potential of the property. So far, 9.5M tonnes at 10.58 gAu/t of undiluted resources are identified at Westwood. Significant drilling and underground development will be required to further delineate de mineralization and will require on-going economic evaluation and mining method analysis to analyse the optimum mine production yearly output. It is planned to invest 57M$ in development and 4.9M$ in diamond drilling on an annual basis for the next five years. Based on the recommendations it is foreseen that the Westwood project would reach commercial production in July 2014.

Section 26.0	October 2013	26-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

27	REFERENCES

ALS Chemex Laboratory. Laboratory analysis.

Canadian Securities Administrators (April 8, 2011). New Mining Rule: National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 Technical Report and Companion Policy 43-101CP.

Genivar (June 2006). Travaux d’ingénierie conceptuelle installation de surface, puits et fonçage de puits.

Genivar (June 2008). AV110929-Conceptuel préliminaire du réseau de ventilation pour le projet Westwood.

Genivar (September 2008). Cédule Projet Westwood.

Genivar (October 2008). AV114048-Rapport préliminaire- Concept de ventilation –Rampe Warrenmac.

Genivar (December 2008). AV116012-Rapport de progrès-Concept de ventilation – Fonçage du puits Westwood.

Genivar (August 2009). AV116012-Rapport préliminaire-Réseau de ventilation conceptuel pour le projet Westwood.

Golder Associates (July 2008). Avis Géotechnique pour l’excavation du mort-terrain au collet du puits Westwood, Preissac.

Golder Associates (April 2008). Technical Memorandum, Warrenmac ramp.

Golder Associates (April 2008). Technical Memorandum, Évaluation préliminaire des informations géologiques et structurales de la lentille Warrenmac.

Golder Associates (October 2008). Bousquet fault characterisation data integration and preliminary analysis.

Section 27.0	October 2013	27-1

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Golder Associates (February 2009). Technical Memorandum, Ground stability assessment for the exploration shaft- Westwood project-Draft.

Golder Associates (March 2009). Technical Memorandum, Recommandations suite à la proposition pour l’information géologique pertinente à l’ingénierie.

Golder Associates (April 2009). Technical Memorandum, Revue de rayon hydraulique pour chantier test à Westwood (55 E – 570 E).

Golder Associates (May 2009). Technical Memorandum, Westwood ore and waste pass design considerations – Draft.

Golder Associates (July 2009). Technical Memorandum, Bousquet fault rock mass quality assessment and ground support recommendations.

Golder Associates (August 2009). Mémorandum Aspects géomécaniques pour l’étude «Scoping 2009».

Golder Associates (August 2009). PowerPoint Presentation, Étude hydrogéologique pour la déposition des résidus dans les fosses Doyon.

Golder Associates (October 2009). PowerPoint Presentation, CAWE_6_Figure veins and fault.

IAMGOLD Corporation (August 2007). Preliminary Assessment, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 127p.

IAMGOLD Corporation (August 2007). Scoping Study, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 112p.

IAMGOLD Corporation (August 2007). Unpublished internal documents, maps, hard copy and digital copy data. Scoping Study.

IAMGOLD Corporation (December 2008). Revised Scoping Study, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 184p.

IAMGOLD Corporation (December 2008). Unpublished internal documents, maps, hard copy and digital copy data. Revised Scoping Study.

Section 27.0	October 2013	27-2

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

IAMGOLD Corporation (February 27, 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 128p.

IAMGOLD Corporation & Genivar (June 30, 2008). Warrenmac Project (Rev. 4). p.40

IAMGOLD Corporation (July 2008). Press release n°29/08 IAMGOLD annonce l’acquisition de la redevance de la Mine Doyon. p.2

IAMGOLD Corporation (December 2009). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by IAMGOLD Technical Services, 258p. (Internal report)

IAMGOLD Corporation (April 1st, 2011). NI 43-101 Technical Report, Westwood Project, Québec, Canada. Prepared by Patrice Simard, Geologist Responsible of Mineral Resource and Reserve, Westwood Project, 174 p. (Internal report)

IAMGOLD Corporation (March 5, 2012). Mineral Resources Report as of May 31st, 2011, Westwood Project, Québec, Canada. Prepared by Armand Savoie, Geologist Responsible of Mineral Resource and Reserve, Westwood Project, 154 p.

IAMGOLD Mine Doyon (February 2007). Programme mécanique des roches.

IAMGOLD Mine Doyon (February 2008). Estimation de la distribution des stériles à la mine Doyon.

IAMGOLD Mine Doyon (April 2008). Rapport préliminaire-Atelier d’amélioration continue (mini Kaïzen #12).

IAMGOLD Mine Doyon (September 2008). RECOMMANDATION PRÉLIMINAIRE DE GOLDER AU SUJET DU PROJET WESTWOOD, APRÈS LA VISITE SUR LE TERRAIN (84-00). P.1

IAMGOLD Mine Doyon (August 2009). Retro analyse du support d’avancement dans la faille Bousquet.

IAMGOLD Mine Doyon (November 2009). Compte rendu de la rencontre avec Golder du 20 octobre 2009 sur la restauration et l’utilisation des fosses de la mine Doyon.

IAMGOLD Mine Doyon. Historical operating cost.

Section 27.0	October 2013	27-3

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

IAMGOLD Projet Westwood (April 20, 2011). Programme de contrôle de terrain, Par Maxim Martel, ing. jr.

Mercier-Langevin, P., et al. (2009). Stratigraphic setting of the Westwood-Warrenmac ore zones, Westwood Project, Doyon-Bousquet-Laronde mining camp, Abitibi, Quebec. Geological Survey of Canada : Current Research 2009-3, 20 p.

MIR Télédétection (2007). Carte IKONOS Mine Doyon.

L’Observatoire de l’Abitibi-Témiscamingue (2010), Carte sommaire de l’Abitibi-Témiscamingue, downloaded October 19, 2011, from http://www.observat.qc.ca/galerie-des-cartes

École Polytechnique Montréal (March 2008). Essai de laboratoire projet Westwood.

École Polytechnique Montréal (April 2008). Mesure de contrainte in-situ à la mine Doyon-Projet Westwood, p.92.

École Polytechnique Montréal (July 2009). Essai de laboratoire projet Westwood.

Lab Expert Rouyn-Noranda. Laboratory analysis.

Lafrance, B., et al (2003). Cadre géologique du camp minier de Doyon-Bousquet-Laronde. Gouvernement du Québec - Géologie Québec : ET 2002-07, ISBN : 2-551-21759-8, 44p.

Savoie, A., et al (1991). Géologie de la mine Doyon (région de Cadillac). Gouvernement du Québec - Géologie Québec : ET 90-05, ISBN : 2-551-12459-X

SGS Lakefield (October 2008). An investigation to confirm the metallurgical and environmental characteristics of Warrenmac zone of Doyon ore body.

URSTM (September 2007). Projet PU-2007-05-295 Essais métallurgiques effectués sur le Westwood Minerai Mouska. Rapport d’étape, p.22

Wright-Holfeld, A., et al. (2010). Contrasting alteration mineral assemblages associated with the Westwood deposit ore zones, Doyon-Bousquet-Laronde mining camp, Abitibi, Quebec. Geological Survey of Canada: Current Research 2010-9, 25p.

Section 27.0	October 2013	27-4

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

Websites:

IAMGOLD Corporation: www.IAMGOLD.com

ROCKLABS http://www.rocklabs.com/

Section 27.0	October 2013	27-5

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

APPENDIX A: IAMGOLD MINERAL RESERVES AND

RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS

CHECKLIST

Appendix A	October 2013

IAMGOLD Corporation Westwood Project	NI-43-101 Technical Report

APPENDIX A: IAMGOLD MINERAL RESERVES AND RESOURCES/MINE PLANNING – MINIMUM RISK CONTROLS CHECKLIST

Operation/Project:	Westwood Project
Period covered/date:	31 May 2012 to 31 December 2012
Operation/Project Manager:	Sylvain Lehoux
Designated Resource Manager:	Lise Chénard
Qualified Person(s):	Armand Savoie
Qualified Person(s):	Richard Morel
François Ferland
IAMGOLD, VP, Exploration
IAMGOLD, VP, Operations

Instructions:

This checklist is intended to be completed by the Qualified Person(s) for the operation, together with the [mine planning manager/Competent Person] at each operation, during or following completion of the reserves and resources statement preparation.

If the Qualified Person for the reserve or resource estimate is external (i.e. / consultant), then IAMGOLD can rely on the report of the Qualified Person in lieu of completing the checklist.

The matters addressed in the checklist should be supported by additional documentation in the form of notes or other evidence explaining and supporting the checklist conclusions, responsible persons, etc. Supporting documentation is retained for each completed checklist by the individual responsible for its completion.

The checklist (or third party QP report) for each operation/project (with supporting documentation) is required to be approved by IAMGOLD’s VP, Operations or VP, Exploration as appropriate, together with the annual reported information.

Agreement with criteria outlined in this checklist indicates that the soignée has done so in accordance with the standards of disclosure for mineral projects found in the companion policy to national instrument 43-101. These standards include but are not limited to: the purpose of the technical report, definitions, requirements for disclosure, author(s) of the Technical Report, the preparation of the technical report, the use of information and personal inspection.

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This checklist is divided into five parts:

1.	Reporting Criteria for Sampling Techniques and Data

2.	Reporting of Exploration Results

3.	Criteria for Estimation and Reporting of Mineral Resources

4.	Criteria for Estimation and Reporting of Ore Reserves

5.	Reserves & Resources Management Risk Matrix (and supplementary controls)

1.0 Reporting Criteria for Sampling Techniques and Data

Item	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
1.1	Sampling Techniques	Has the nature and quality of sampling (e.g. cut channels, random chips, etc.) and measures taken to ensure sample representativity been noted?	CIM-(43-101-Items 10 & 11) JORC- (Sect A: Criteria 1) SAMREC-(Sect A: Criteria 4) SME- (Criteria B.3)	Yes, (Ch. 10.3.3 and 11.0) RM

1.2	Drilling Techniques

Has the drill type used (e.g. core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka etc.) and the details of this drilling (e.g. core diameter, triple or standard tube, depth of diamond tails, face sampling bit or other type, whether core is oriented and if so, by what method, etc.) been specified?

			CIM-(43-101-Item 10) JORC- (Sect A: Criteria 2) SAMREC-(Sect A: Criteria 1) SME- (Criteria B.3)	Yes, (Ch. 10.0) AS

1.3	Drill Sample Recovery

Were the core and chip sample recoveries properly recorded and results assessed?

Were measures taken to maximize sample recovery and ensure representative nature of the samples?

Is there a relationship between sample recovery and grade and has sample bias occurred due to preferential loss/gain of fine/coarse material?

CIM-(43-101-Items 9 &10) JORC- (Sect A: Criteria 3) SAMREC-(Sect A: Criteria 3) SME- (Criteria B.3)

Yes, the recovery is recorded in Gemcom databases, Chapter 10.0 RM

Yes, the recovery is checked and mineralised zones with bad or no recovery are redrilled, Chapter 10.0 RM

There is no relationship between sample recovery and gold grade. It is uncommon to lose core in mineralised zones (less than 1% of the intersections). In these cases, mineralised zones are re-drilled to confirmed the position and grade value (no bias)

AS

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1.4	Logging

Have core and chip samples been logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies?

Is logging qualitative or quantitative in nature? Is there systematic core (or costean, channel, etc.) photography?

CIM-(43-101-Items 10,12) JORC- (Sect A: Criteria 4) SAMREC- (Sect A: Criteria 2) SME-(Criteria B.3)

Yes, complete logging information are recorded in Gemcom databases

RM

Chapter 10.3, 12.0

Except for the assay,

logging is qualitative. The core is photographed and stored in special folders on the on-site server

Chapter 10.0,RM

1.5	Sub-sampling techniques and sample preparation	If core, has it been cut or sawn and was it done in quarters, halves or was all core taken?	CIM-(43-101-Items 9 & 11) JORC- (Sect A: Criteria 5) SAMREC- Sect A: Criteria 5) SME-(Criteria B.3)	Both, core sawn in halves and all core taken, Chapter 11.0 RM

		If non-core, has it been riffled, tube sampled, rotary split, etc., and was it sampled wet or dry.		NA AS

		Were the nature, quality and appropriateness of the sample preparation technique consistent for all sample types?		Yes, Chapter 11.0 RM

		Were quality control procedures adopted for all sub-sampling stages to maximize representativeness of samples?		Yes, Chapter 11.0 RM

		Were measures taken to ensure that the sampling is representative of the in situ material collected?		Yes, Chapter 11.0 AS

		Were sample sizes appropriate to the grain size of the material being sampled?		NA AS

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1.6	Quality of assay data and laboratory tests	Has the nature, quality and appropriateness of the assaying and laboratory procedures used been noted along with whether the technique used is considered partial or total.	CIM-(43-101-Item 11) JORC- (Sect A: Criteria 6) SAMREC-(Sect A: Criteria 6) SME-(Criteria B.3)	Yes, Chapters 11.0 RM

		Were the nature of the quality control procedures adopted (e.g. standards, blanks, duplicates, external laboratory checks) of acceptable levels of accuracy (i.e. lack of bias) and precision?		Yes, section 11.0 RM

1.7	Verification of sampling and assaying	Was there verification of significant intersections by either independent or alternative company personnel? Was there any use of twinned holes?	CIM-(43-101-Items 11, 12) JORC- (Sect A: Criteria 7) SAMREC-(Sect A: Criteria 7) SME-(Criteria B.3)	External laboratory checks are carried out routinely – Chapter 11.0 AS No. RM

1.8	Location of data points

Were accurate and quality surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation? (Includes the quality and adequacy of topographic control.)

CIM-(43-101-Item 9) JORC- (Sect A: Criteria 8) SAMREC-(Sect A: Criteria 8) SME-(Criteria B.2)

Yes. The topography surveys and drill whole collars are executed by surveyors. Down-hole surveys (Flex-it multi-shot and single-shot) are executed by the Diamond Drill contractor personnel under the Geology Dept. supervision

Chapter 10.0, RM

1.9	Data spacing and distribution	Has the data spacing of exploration results been denoted?	CIM-(43-101-Items 9 & 14 & 15) JORC- (Sect A: Criteria 9) SAMREC-(Sect B: Criteria 9) SME-(Criteria B.2)	Yes, (Chapters 9-10) RM

Is the data spacing and distribution sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied?

Yes. RM (Chapter 14,15)

		Has sample compositing been applied?		Yes, (Chapter 14.3) RM

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1.10	Orientation of data in relation to geological structure

Does the orientation of sampling achieve unbiased sampling of possible structures and has the extent to which this is known been denoted (considering the deposit type)?

[If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.]

CIM-(43-101-Items 10) JORC- (Sect A: Criteria 10) SAMREC-(Sect B: Criteria 5) SME-(Criteria B.2)

Yes, The orientation of drilling with the mineralised structure is taken into account. Depending on the angle, more waste material is included in the compositing procedure. RM

Orientation of sampling does not introduce bias

AS

1.11	Audits or Reviews	Are there results of any audits or reviews of sampling techniques and data? Can the date of the last independent audit be specified?	CIM-(43-101-Items 9 &10) JORC- (Sect A: Criteria 11) SAMREC-(Sect A: Criteria 9) SME-(Criteria B.1, B.3 & H)	No AS NA AS

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2.0 Reporting of Exploration Results

Item	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
2.1	Mineral tenement and land tenure status.

Has the type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, historical sites, wilderness or national park and environmental settings been noted?

			CIM-(43-101-Item 4) JORC- (Sect B: Criteria 1) SAMREC-(Sect B: Criteria 1) SME-(Criteria A.3 & A.4)	Yes. The payments for the mining concessions are done on a yearly basis. Chapters 4.2 to 4.5 RM

		Was security of the tenure held at the time of reporting along with any known impediments to obtaining a license to operate in the area noted?		Yes, Chapter 4 RM

2.2	Exploration done by other parties	Was there any exploration done by other parties and if so, has it been acknowledged or appraised?	CIM-(43-101-Item 6) JORC- (Sect B: Criteria 2) SAMREC-(Sect B: Criteria 2,9 &10) SME-(Criteria A.2)	Yes. Ch. 6 Since 2006, the exploration was done by IAMGOLD Geology personnel RM

2.3	Geology	Has the deposit type, geological setting and style of mineralisation been denoted?	CIM-(43-101-Items 7, 8, & 23)) JORC- (Sect B: Criteria 3) SAMREC-(Sect B: Criteria 3) SME-(Criteria B.2)	Yes, Chapter 7.0, 8.0 RM

2.4	Data aggregation methods	Have weighting averaging techniques, maximum and/or minimum grade truncations (e.g. cutting of high grades) and cut-off grades been stated?	CIM-(43-101-Items 14 & 15) JORC- (Sect B: Criteria 4) SAMREC-(Sect B: Criteria 4) SME-(Criteria B.3)	Yes, Chapter 14.0 RM

Where aggregate intercepts incorporate short lengths of high grade results and longer lengths of low grade results, has the procedure used for the aggregation of intercepts been stated and have some typical examples of such aggregations been provided?

Ch. 14.3, RM No example provided

		Were any metal equivalent values reported?		No Metal equivalent values, only base metals values, Chapter 14.9.3

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2.5	Relationship between mineralisation widths and intercept lengths	Is the geometry of the mineralisation with respect to the drill hole angle known? (If it is not known and only the down-hole lengths are reported, there should be a clear statement to this effect.)	CIM-(43-101-Items 9 & 10) JORC- (Sect B: Criteria 5) SAMREC-(Sect B: Criteria 5) SME-(Criteria B.2 & C.1)	Yes, Chapter 7.3 RM

2.6	Diagrams	Is the information being reported considered material, If so, are maps and sections (with scales) and tabulations of intercepts included to clarify the report?	CIM-(43-101-Illustrations) JORC- (Sect B: Criteria 6) SAMREC-(Sect B: Criteria 6) SME-(Criteria C.1)	Yes, in several places in the report RM

2.7	Balanced reporting

Where comprehensive reporting of all Exploration Results is not practicable, has the reporting been representative of both low and high grades and/or widths to avoid misleading reporting of the Exploration Results?

			CIM-(43-101-Items 9 &10) JORC- (Sect B: Criteria 7) SAMREC-(Sect B: Criteria 7) SME-(Criteria F.)	NA RM

2.8	Other substantive exploration data

Have all other meaningful and material data been reported? [Including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.]

			CIM-(43-101-Item 24) JORC- (Sect B: Criteria 8) SAMREC-(Sect B: Criteria 8) SME-(Criteria G)	Reported data include geological observations, geotechnical characteristics, geophysical survey results, geochemical survey results, bulk sample Z230 and Warrenmac lenses, density AS

2.9	Further Work	Is the nature and scale of planned further work (e.g. tests for lateral extensions or depth extensions or large-scale step-out drilling) known? Has it been reported?	CIM-(43-101-Item 22) JORC- (Sect B: Criteria 9) SAMREC-(Sect B: Criteria 11) SME-(Criteria.)	Yes, Chap10 & 25 RM

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3.0 Criteria for the Estimation and Reporting of Mineral Resources

	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
3.1	Database integrity	Were measures taken to ensure that data has not been corrupted by, for example, transcription or keying errors, between its initial collection and its use for Mineral Resource estimation purposes?	CIM-(43-101-Items 11&12) JORC- (Sect C: Criteria 1) SAMREC-(Sect C: Criteria 1) SME-(Criteria B.3)	Yes, RM (Ch. 12.0)

		Were data validation procedures used?		Visual validation and internal procedures RM

3.2	Geological interpretation

Has the level of confidence in (or conversely, the uncertainty of) the geological interpretation of the deposit been denoted?

Has the nature of the data used, and any assumptions, been documented?

Is there an effect, if any, of alternative interpretations on Mineral Resource estimation?

Was geology used in guiding and controlling Mineral Resource estimation?

Were there any factors affecting continuity both of grade and geology?

			CIM-(43-101-Items 7,8 & 25) JORC- (Sect C: Criteria 2) SAMREC-(Sect C: Criteria 2) SME-(Criteria C.1)	Yes, Ch. 7.3 AS Yes, Ch. 7 AS No AS Yes, Ch. 7, AS As Westwood deposits are controlled by both lithologies and structures, the change of the host rock and major shear/fault zones affect continuity. AS

3.3	Dimensions	Was the extent and variability of the Mineral Resource expressed as length (along strike or otherwise), plan width, and depth below surface to the upper and lower limits of the Mineral Resource?	CIM-(43-101-Item 7) JORC- (Sect C: Criteria 3) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1)	Yes, Geometry parameters of the block model in Gemcom, (Ch. 7.3, 14.2 ) RM

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3.4	Estimation and modelling techniques

Was the nature and appropriateness of the estimation technique(s) applied reported? (Includes any assumptions regarding the treatment of extreme grade values, domains, interpolation parameters, and the maximum distance of extrapolation from data points.)

			CIM-(43-101-Item 14) JORC- (Sect C: Criteria 4) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1 & C.2)	Yes, Chapter 14 RM

		Were check estimates, previous estimates and/or mine production records available and does the Mineral Resource estimate take account of such data?		Yes, Chapters 9, 10 & 14 AS

		Were there assumptions made regarding recovery of by-products?		Yes, base metals recovery was denoted in Chapter 14.9.3 AS

		Have any deleterious elements or other non-grade variables of economic significance been estimated (e.g. sulphur for acid mine drainage characterization)?		Westwood deposits are rich-sulphides. Tests for acid mine drainage have been done by the Environment Department AS

		In the case of block model interpolation, have the block size in relation to the average sample spacing and the search been denoted?		Yes, Chapter 14.5 RM

		Were any assumptions made regarding modelling of selective mining units?		No RM

		Were any assumptions made about correlation between variables?		No RM

		Have the processes used for validation, checking, and comparison of the model data to drill hole data been reported? Did the validation process include any use of reconciliation data?		Yes, validation includes comparison of the model data to drill hole data (Ch. 14.10) and a reconciliation for zone Z230 ( Ch. 15.4.1). RM

3.5	Moisture	Were the tonnages estimated on a dry basis or with natural moisture, and has the method of determination of the moisture content been denoted?	CIM-(43-101-Item 14) JORC- (Sect C: Criteria 5) SAMREC-(Sect C: Criteria 3) SME-(Criteria C.1)	Dry density, Ch. 14.4 Complete description of the calculation is in the Doyon Laboratory procedures AS

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3.6	Cut-off parameters	Has the basis of the adopted cut-off grade(s) and/or the quality parameters applied been detailed	CIM-(43-101-Item 14) JORC- (Sect C: Criteria 4) SAMREC-(Sect C: Criteria4 ) SME-(CriteriaC.2)	Yes, Chapters 14.3 RM

3.7	Mining factors or assumptions

Were any assumptions made regarding possible mining methods, minimum mining dimensions and internal (or, if applicable, external) mining dilution?

[It may not always be possible to make assumptions regarding mining methods and parameters when estimating Mineral Resources. Where no assumptions have been made, this should be reported.]

			CIM-(43-101-Items 16) JORC- (Sect C: Criteria 7) SAMREC-(Sect C: Criteria 5) SME-(Criteria D)	Yes, Chapter 16 FF

3.8	Metallurgical factors or assumptions

Were the sources for assumptions or predictions regarding metallurgical amenability clearly stated?

[It may not always be possible to make assumptions regarding metallurgical treatment processes and parameters when reporting Mineral Resources. Where no assumptions have been made, this should be reported.]

			CIM-(43-101-Item 13) JORC- (Sect C: Criteria 8) SAMREC-(Sect C: Criteria 6) SME-(Criteria D)	Yes, Chapter 13 AS

3.9	Bulk density

If assumed, were the sources for bulk density assumptions clearly stated?

If determined, was the method used clearly stated (e.g. whether wet or dry, the frequency of the measurements, the nature, size and representativeness of the samples)?

			CIM-(43-101-Item 14) JORC- (Sect C: Criteria 9) SAMREC-(Sect C: Criteria 7) SME-(Criteria B.3)	All dry density data are recorded in Gemcom on the SQL server database. Ch. 14.4, RM

3.10	Classification

Was the basis for the classification of the Mineral Resources into varying confidence categories denoted?

Have all other relevant factors been taken into account and reported? (I.e. relative confidence in tonnage/grade computations, confidence in continuity of geology and metal values, quality, quantity and distribution of the data.)

Do the results reflect the Competent/Qualified Person(s)’ view of the deposit?

			CIM-(43-101-Items 14) JORC- (Sect C: Criteria 10) SAMREC-(Sect C: Criteria 8) SME-(Criteria C.2)	Yes, Ch. 14.8 & 14.9 RM Yes, Chapters 7 & 8 and bulk test results on Z230 lens (15.4.1) and continuity of geology and grade values for indicated and measured lenses (Chapter 14) PS Yes AS

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3.11	Audits or reviews	Are there any audits or reviews of the Mineral Resource estimates, and have the results been reported.	CIM-(43-101-Item 19) JORC- (Sect C: Criteria 11) SAMREC-(Sect C: Criteria 9) SME-(Criteria B.1, B.3 & H)	Not reported, but internal audit performed by Réjean Sirois RM

		Has the date of the last independent audit been specified?		No RM

3.12	Discussion of relative accuracy /confidence

Was a statement made regarding the relative accuracy and/or confidence in the Mineral Resource estimate, as well as, the approach or procedure deemed appropriate by the Competent Person? [For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the resource within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.]

			CIM-(43-101-Items 14 & 25) JORC- (Sect C: Criteria 12) SAMREC-(Sect C: Criteria 8) SME-(Criteria F)	Yes, in Certificate of Qualifications AS

Does the statement specify whether or not it relates to global or local estimates, and, if local, have the relevant tonnages or volumes, which should be relevant to technical and economic evaluation been stated? [Documentation should include assumptions made and the procedures used.]

Yes, the relevant ore tonnages are shown in several tables in the report. AS

Have the statements of relative accuracy and confidence of the estimate been compared with production data, where available?

No, This is an exploration project and we have mine only one stope (mine method testing) and five ore blocks in Warrenmac. Resources have not been adjusted to reflect the reconciliation of the production data.

AS

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4.0 Criteria for the Estimation and Reporting of Ore Reserves

	Criteria	Essential Reporting Queries	Reserve Reporting Standards Reference	Sign Off/Comment
4.1	Mineral Resource estimate for conversion to Ore Reserves

Is there a description of the Mineral Resource estimate used as a basis for the conversion to an Ore Reserve?

Is there a clear statement as to whether the Mineral Resources are reported additional to, or inclusive of, the Ore Reserves?

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 1) SAMREC-(Sect D: Criteria 1) SME-(Criteria G)	Yes, tables and figures, Chapter 15.0 RM, FF Yes, there are 2 tables, the first (chapter 15) including reserves only while the second (chapter 15) including reserves and resources.

4.2	Study Status

Was the type and level of study undertaken to enable the conversion of Mineral Resources to Ore Reserves denoted?

[The Codes do not require that a final feasibility study be undertaken to convert Mineral Resources to Ore Reserves, but it is required that appropriate studies have been carried out to determine a mine plan that is technically achievable and economically viable, and that all Modifying Factors have been considered.]

CIM-(43-101-Item 15) JORC- (Sect D: Criteria 2) SAMREC-(Sect D: Criteria 1) SME-(Clause 13)

Yes, economic studies and calculations were provided by the Westwood engineering team for each lens transferred from indicated and measured resources to probable and proven reserves (chapter 15.0) RM, FF

4.3	Cut-off parameters	Has the basis of the adopted cut-off grade(s) or the applied quality parameters been designated?	CIM-(43-101-Item 15) JORC- (Sect D: Criteria 3) SAMREC-(Sect D: Criteria 3) SME-(Criteria C.2)	Yes, Chapters 14.3 RM

4.4	Mining factors or assumptions

Have the method and assumptions used to convert the Mineral Resource to an Ore Reserve (i.e. either by application of appropriate factors by optimization or by preliminary or detailed design) been reported?

CIM-(43-101-Items 16 &17) JORC- (Sect D: Criteria 4) SAMREC-(Sect D: Criteria 4) SME-(Criteria D)

The Resources that were converted into Reserves were evaluated by the engineering team using the cut&fill mining method, which is the most costly of the 3 methods retained for the Westwood project, (chapter 16.0)

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		Have the choice of, the nature and the appropriateness of the selected mining method(s), and other mining parameters (including associated design issues such as pre-strip, access, etc.) been denoted?		Yes, Chapter 16 FF

		Were the assumptions made regarding geotechnical parameters (e.g. pit slopes, stope sizes, etc.), grade control and pre-production drilling denoted?		Yes, Chapter 16 FF

		Were the major assumptions made as well as the Mineral Resource model used for pit optimization clearly described? (if appropriate)		NA, not pit design Underground mining only FF

		Were the mining dilution factors, the mining recovery factors, and the minimum mining widths used, clearly denoted?		Yes, Chapter 16 FF

		Have the infrastructure requirements of the selected mining methods been stated?		Yes, Chapters 17-18 FF

4.5	Metallurgical factors or assumptions	Are the proposed metallurgical processes stated, and are they appropriate to process the described style of mineralisation?	CIM-(43-101-Item 13) JORC- (Sect D: Criteria 5) SAMREC-(Sect D: Criteria 7&8) SME-(Criteria D)	Yes, Chapters 13-17 AS

		Are the proposed metallurgical processes well-tested technologies or novel in nature?		The refurbish Doyon Mill will be used, with known processes FF

		Are the nature, amount and representativeness of metallurgical test work undertaken and the metallurgical recovery factors applied well denoted?		Yes, Chapter 13 AS

		Have any assumptions or allowances made for deleterious elements been reported.		Yes, Chapter 13 AS

		Has the existence of any bulk sample or pilot scale test work and the degree to which such samples are representative of the ore body as a whole been denoted?		Yes, Chapter 13 and 15.4.1 AS

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4.6	Cost and Revenue factors	Have the derivation of or assumptions made, regarding projected capital and operating costs been noted and are the assumptions and parameters used reasonable and justifiable?	CIM-(43-101-Items 19 to 22) JORC- (Sect D: Criteria 6) SAMREC-(Sect D: Criteria 2, 9, 10, & 11) SME-(Criteria D & E)	Yes, Chapters 21-22 FF

		Have the assumptions made regarding (but not limited to) revenue including head grade, metal or commodity price(s) exchange rates, transportation and treatment charges, penalties, etc., been stated?		Yes, Chapters 21-22 FF

		Are there any allowances made for royalties payable, both Government and private and have they been stated?		Yes, Chapter 22.1.1 FF

4.7	Market assessment

Have the demand, supply and stock situation for the particular commodity, the consumption trends and the factors likely to affect supply and demand into the future been denoted?

Has a customer and competitor analysis along with the identification of likely market windows for the product been completed?

Are there price and volume forecasts and has the basis for these forecasts been denoted?

			CIM-(43-101-Item 19) JORC- (Sect D: Criteria 7) SAMREC-(Sect D: Criteria 5,6 & 14) SME-(Criteria E)	NA FF

4.8	Other

Are there any effects of natural risk, infrastructure, environmental, legal, marketing, social or governmental factors on the likely viability of a project and/or on the estimation and classification of the Ore Reserves?

Has the status of titles and approvals critical to the viability of the project, such as mining leases, discharge permits, government and statutory approvals been verified?

			CIM-(43-101-Item 24) JORC- (Sect D: Criteria 8) SAMREC-(Sect D: Criteria 10,11,15 & 16) SME-(Criteria G)	NA RM

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4.9	Classification

Has the basis for the classification of the Ore Reserves into varying confidence categories been denoted?

Does the result of the classification appropriately reflect the Competent/Qualified Person(s)’ view of the deposit?

Has the proportion of Probable Ore Reserves which have been derived from Measured Mineral Resources (if any) been denoted?

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 9) SAMREC-(Sect D: Criteria 17) SME-(Criteria C.2)	Yes, Chapter 15 FF, RM

4.10	Audits or reviews	Have the results of any audits or reviews of Ore Reserve estimates been denoted? Can the date of the last independent audit be specified?	CIM-(43-101-Item 15) JORC- (Sect D: Criteria 10) SAMREC-(Sect D: Criteria 18) SME-(Criteria B.1, B.3 & H)	No review or audit were performed on Ore Reserve estimates. RM, FF

4.11	Discussion of relative accuracy /confidence

Was a statement made regarding the relative accuracy and/or confidence in the Reserve estimate as well as, the approach or procedure deemed appropriate by the Competent Person? [For example, the application of statistical or geostatistical procedures to quantify the relative accuracy of the reserve within stated confidence limits, or, if such an approach is not deemed appropriate, a qualitative discussion of the factors which could affect the relative accuracy and confidence of the estimate.]

			CIM-(43-101-Item 15) JORC- (Sect D: Criteria 11) SAMREC-(Sect D: Criteria 17) SME-(Criteria F)	Yes (Ch. 15.0) FF, RM And certificates of QP.

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Does the statement specify whether or not it relates to global or local estimates, and, if local, have the relevant tonnages or volumes, which should be relevant to technical and economic evaluation been stated? [Documentation should include assumptions made and the procedures used.]

NA FF

Have the statements of relative accuracy and confidence of the estimate been compared with production data, where available?	NA, no milling has been done so far, only stockpiling in 2011-2012. Reconciliation will be done as soon as the milling starts in 2013. RM, FF

5.0 Reserve & Resource Management - Risk and Controls Matrix (and supplementary controls)

	Risks Identified	Control measures	Implementation	SignOff/Comment/Doc reference (Note and comment on any deficiencies)
5.1	Dilution associated to the mineralisation width	Adapt the ground support methods to the different rock types. Adapt the mining method.	Implement dilution control procedures and test different ground support methods. Test different mining method (long hole,hand drilling patterns + CMS surveys	The mineralised structures of the Westwood project are relatively thin but similar to the one mined at the Doyon mine. The economics of the Westwood project have improved with higher gold price. ???

5.2	Continuity of the veins	Reduce the spacing between drill holes.	Final drilling grid of 20 x20m or 10x15m depending on the mineralised structure	Risk is high for continuity and influence of individual drill holes where the drilling grid is more than 40x40 metres. Continuity is only assumed but not verified

5.3	Tonnage Estimation	Idem 5.2	Idem 5.2	Dependent of the continuity of the zones and associated with the drilling grid.

5.4	Depth of the deposit	Continuous monitoring of ground control		The Laronde mine located 5 km East of the site, operates presently in the same ground and depth conditions.

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